UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

(Name of Subject Company)

Inspire Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share, and the

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Joseph M. Spagnardi

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

(919) 941-9777

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Russell L. Leaf

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Inspire Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Inspire”), and the address of the principal executive offices of the Company is 8081 Arco Corporate Drive, Suite 400, Raleigh, NC 27617. The telephone number for its principal executive offices is (919) 941-9777.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is common stock, par value $0.001 per share (the “Company Common Stock”), and the associated preferred stock purchase rights, of the Company (collectively, the “Shares”, each a “Share”, and the holders of such Shares “Stockholders”). As of April 1, 2011, 83,292,192 Shares were issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Monarch Transaction Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Merck & Co., Inc., a company formed under the laws of New Jersey (“Parent”), to purchase all of Inspire’s outstanding Shares at a price of $5.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated April 15, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2011.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 5, 2011 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub. Upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), following the time Merger Sub accepts for payment any Shares validly tendered and not properly withdrawn pursuant to the Offer, Merger Sub will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”), and the separate corporate existence of Merger Sub will cease. At the effective time of the Merger (the “Effective Time”), the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in the treasury of the Company and Shares owned by Parent, or any direct or indirect subsidiary of Parent or the Company, all of which will be cancelled, and other than Shares with respect to which appraisal rights are properly demanded and perfected in accordance with the DGCL), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The forgoing description of the Merger Agreement and the Offer is qualified in its entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal which are filed as Exhibits (e)(1), (a)(1), and (a)(2), respectively, to this Schedule 14D-9 and incorporated herein by reference.

The Schedule TO states that the business address and telephone number of Merger Sub is One Merck Drive, P.O. Box 100, Whitehouse Station, New Jersey 08889, (908) 423-1000.

ITEM  3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below, the Information Statement or in the Company’s Proxy Statement on Schedule 14A filed with the SEC on March 25, 2011, as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and either (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates.

(a) Agreements Between the Company and its Executive Officers and Directors.

Interests of Certain Persons. Certain members of the Company’s management and Board of Directors (the “Board”) may be deemed to have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions. The consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to certain executive officers and directors of the Company with respect to severance and certain other benefits, as more fully described below.

Cash Payable for Outstanding Shares Pursuant to the Offer. If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other Stockholders. As of April 1, 2011, the directors and executive officers of Inspire beneficially owned, in the aggregate, 357,811 Shares, excluding (i) Shares subject to exercise of Options and settlement of Restricted Stock Units (as such capitalized terms are defined in the Merger Agreement, and which are discussed below) and (ii) Shares which are owned by Warburg Pincus Private Equity IX, L.P. (“WP IX”), which may be deemed to be beneficially owned by Jonathan S. Leff, a director of the Company, as a result of his positions as a managing director and member of Warburg Pincus LLC, and a general partner of Warburg Pincus & Co., each of which are controlling affiliates of WP IX. If the directors and executive officers were to tender all 357,811 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $1,789,055. To the knowledge of Inspire, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Securities Ownership of Management and Certain Beneficial Owners.”

Effect of the Offer and the Merger Agreement on Inspire Stock Options. Under the Merger Agreement, Inspire agreed to take all reasonable steps necessary to cause each unexercised Option (as defined in the Merger Agreement), whether vested or unvested, that is outstanding immediately prior to the Acceptance Time (as defined in the Merger Agreement) to become fully vested immediately prior to the Acceptance Time, and cancelled as of the Acceptance Time (without regard to the exercise of such Option). The holders of each such Option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the amount of the Offer Price less the exercise price per share of Company Common Stock subject to such Option and (b) the number of shares of Company Common Stock issuable under such Option, immediately prior to the Acceptance Time, without interest (such amount, the “Option Spread Value”) and less any applicable withholding taxes. The Option Spread Value will be paid to each holder of an Option as promptly as practicable after the Acceptance Time, and in no event later than the first regular payroll cycle of the Company following the Acceptance Time. If the exercise price of any Option equals or exceeds the amount of the Offer Price, such Option will be cancelled as of the Acceptance Time without payment of additional consideration, and all rights with respect to such Option will terminate as of the Acceptance Time.

The table below sets forth information regarding the Options held by Inspire’s directors and executive officers as of April 1, 2011 having an exercise price per share of Company Common Stock less than $5.00 that would be cancelled and exchanged immediately prior to the Acceptance Time into the right to receive the Option Spread Value.

	Options with Exercise Prices Under $5.00 to be Converted to the Option Spread Value
Name	Number of Shares	Exercise Price per Share
R. Kim Brazzell, Ph.D.	26,000	$4.80
	13,250	$4.55
	13,250	$3.84
	13,250	$3.79
	10,250	$3.78
	10,250	$4.44
	10,250	$3.49
	10,250	$3.98
Kip A. Frey	16,000	$4.39
	32,066	$2.76
Alan F. Holmer	7,500	$3.85
	9,332	$4.39
Richard S. Kent, M.D.	14,000	$4.39
Kenneth B. Lee, Jr.	20,000	$4.39
Joseph K. Schachle	26,000	$4.80
	13,250	$4.55
	10,000	$3.84
	10,000	$3.79
	13,250	$3.78
	13,250	$4.44
	14,000	$3.49
	12,000	$3.98
Joseph M. Spagnardi	24,000	$4.80
	10,250	$4.55
	10,250	$3.84
	10,250	$3.79
	10,250	$3.78
	10,250	$4.44
	12,000	$3.49
	10,250	$3.98
	7,000	$4.85
Thomas R. Staab, II	30,000	$4.80
	13,250	$4.55
	13,250	$3.84
	13,250	$3.79
	13,250	$3.78
	13,250	$4.44
	11,250	$3.49
	11,250	$3.98

The table below sets forth the Option Spread Value of the Options held by Inspire’s directors and executive officers, as of April 1, 2011.

Name	Total Option Spread Value
R. Kim Brazzell, Ph.D.	$86,742.50
Kip A. Frey	$81,587.84
Alan F. Holmer	$14,317.52
Richard S. Kent, M.D.	$8,540.00
Kenneth B. Lee, Jr.	$12,200.00
Joseph K. Schachle	$91,827.50
Joseph M. Spagnardi	$81,575.00
Thomas R. Staab, II	$95,412.50

Effect of the Offer and the Merger Agreement on Inspire Restricted Stock Units. Under the Merger Agreement, Inspire agreed to take all reasonable steps necessary to cause all Restricted Stock Units (as defined in the Merger Agreement), whether vested or unvested, that are outstanding immediately prior to the Acceptance Time, to become fully vested and all restrictions and conditions thereto to lapse immediately prior to the Acceptance Time, and cancelled as of the Acceptance Time. The holder of each such Restricted Stock Unit will become entitled to receive an amount in cash equal to the amount of the Offer Price, without interest (such amount, the “Restricted Stock Unit Value”) and less any applicable withholding taxes. The table below sets forth the gross Restricted Stock Unit Value of the Restricted Stock Units held by Inspire’s directors and executive officers, as of April 1, 2011, that will be paid as promptly as practicable after the Acceptance Time, and in no event later than the first regular payroll cycle of the Company following the Acceptance Time.

Name	Total Value of Restricted Stock Units
George B. Abercrombie	$98,060.00
Adrian Adams	$2,778,860.00
R. Kim Brazzell, Ph.D.	$263,225.00
Kip A. Frey	$34,365.00
Alan F. Holmer	$34,365.00
Nancy J. Hutson, Ph.D	$34,365.00
Charles A. Johnson, M.B., Ch.B.	$887,620.00
Richard S. Kent, M.D.	$34,365.00
Andrew I. Koven	$1,421,455.00
Kenneth B. Lee, Jr.	$51,545.00
Jonathan S. Leff	$34,365.00
Joseph K. Schachle	$261,050.00
Joseph M. Spagnardi	$242,100.00
Thomas R. Staab, II	$297,230.00

Change-in-Control Agreements. Agreements and plans that provide for certain benefits in the event of a change in control of the Company are in effect between the Company and Adrian Adams, Andrew I. Koven, Thomas R. Staab, II, Charles A. Johnson, Joseph K. Schachle, Joseph M. Spagnardi and R. Kim Brazzell. The executive employment agreement between the Company and Mr. Adams provides that if there is a Change in Control of the Company, and within two years following a Change in Control Mr. Adams terminates his employment with Good Reason (or with Good Reason as the result of the Company taking actions in anticipation of a Change in Control) or Inspire terminates Mr. Adams’ employment without cause within two years following a Change in Control (or in anticipation of a Change in Control that actually occurs within six months of such termination), then Mr. Adams will receive (i) an amount equal to three times the sum of (a) his salary as in effect immediately prior to the termination date (or, if greater, immediately prior to any event constituting Good

Reason), and (b) his highest annual cash bonus in respect of any of the three completed fiscal years prior to the termination date; (ii) a pro-rata annual cash bonus; (iii) the full vesting, exercisability and non-forfeitability, as applicable, of any outstanding equity based awards; and (iv) any accrued obligations owed to him. Mr. Koven’s employment agreement provides for the same terms as Mr. Adams’ employment agreement, but in addition, Mr. Koven also receives a lump sum cash payment equal to the cost of three years of health and dental benefits provided by the Company under its health plan, and to the extent permissible under law, continued coverage under the Company’s health plan with the full cost payable by Mr. Koven for a period of 36 months commencing on the first day of the month following the termination date. Messrs. Adams’ and Koven’s employment agreements also provide for certain gross-up payments if the payments under the employment agreements are subject to the excise tax under Section 4999 of the Code.

For purposes of the employment agreements of Messrs. Adams and Koven, “Change in Control” means, in summary, any person or group becoming the beneficial owner of more than 50% of the combined voting power of the Company’s then outstanding securities; a determination by a vote of a majority of the members of the Board that a change in control has, or is about to occur; a change in the majority of the Company’s Board; stockholder approval of a complete liquidation of the Company; a disposition of all or substantially all of the Company’s assets; or a merger, consolidation, or reorganization of the Company. The closing of the Offer will constitute a Change in Control under the employment agreements of each of Messrs. Adams and Koven. Under the employment agreements of Messrs. Adams and Koven, “Good Reason” means that, without either (a) the executive’s prior written consent or (b) full cure within 30 days after such executive officer gives written notice to the Company within 90 days after the date of the event constituting Good Reason, one of the following events occur: a material breach of the employment agreement by the Company; a material diminution in the executive’s authority; the Company ceases to have any securities registered under Section 12 of the Securities Exchange Act of 1934; a reduction in the executive’s base salary; and the relocation of the executive’s principal office more than 50 miles from Durham, North Carolina; provided, however, such executive officer terminates his employment within a year after such event occurs. Under Mr. Koven’s employment agreement, “Good Reason” also includes an event whereby a Change in Control has occurred and the executive to which Mr. Koven reports ceases to be Mr. Adams, prior thereto or any time thereafter.

The change in control benefits for the other executive officers mentioned above are governed by the Executive Change in Control Severance Benefit Plan (the “Plan”), which was amended and restated as of July 8, 2009. Under the Plan, an executive officer who experiences a Termination Due to Change in Control (see below for a summary of the definition under the Plan), is entitled to receive (i) depending on his or her title, an amount equal to 1.5 or 2 times the sum of (a) the highest annual salary received on the Termination Due to Change in Control for the current year or any of the two years prior and (b) the higher of the executive officer’s target incentive bonus, as defined by the Plan, as of the date of the Change in Control (see below for a summary of the definition under the Plan) or his or her Termination Due to Change in Control; (ii) health and welfare benefits substantially similar to benefits provided to the executive officer prior to the termination for a period of 1.5 or 2 years following the termination, depending on the executive officer’s title; (iii) the exercisability and vesting of all outstanding unvested options and awards, if awarded prior to or on July 8, 2009, upon a Change in Control, and if awarded following July 8, 2009, upon the executive officer’s Termination Due to Change in Control; (iv) outplacement services for a period of twelve months following a Termination Due to Change in Control; (v) reimbursement of reasonable legal expenses associated with enforcing the terms of the Plan; and (vi) certain gross-up payments if the payments under the Plan are subject to the excise tax under Section 4999 of the Code and such payments exceed 2.99 times the “base amount” (as such term is defined in Section 280G of the Code) by more than 10%. The executive shall not be entitled to any benefits under the Plan, however, in the event that such termination was either (i) effected by the Company for Cause (as defined under the Plan) (ii) caused by the death of the executive, (iii) caused by the disability of the executive, or (iv) effected by the executive without Good Reason.

Under the Plan, “Change in Control” is defined as the determination by the Board, made by a majority vote that a change in control has occurred, or is about to occur. Such a change does not include, however, a restructuring, reorganization, merger, or other change in capitalization in which the current owners of Inspire maintain more than a 50% interest in the resultant entity. Regardless of the vote of the Board or whether or not the Board votes, a Change in Control will be deemed to have occurred if: (i) with respect to grants made on or prior to July 8, 2009, any person becomes the beneficial owner, directly or indirectly, of securities representing more than 35% of the combined voting power or, with respect to grants made after July 8, 2009, any person becomes the beneficial owner, directly or indirectly, of securities representing more than 50% of the combined voting power; or (ii) the stockholders approve: (A) a plan of complete liquidation; (B) an agreement for the sale or disposition of all or substantially all of the Company’s assets; or (C) a merger, consolidation, or reorganization of the Company with or involving any other entity unless the Company’s stockholders hold 50% or more of the surviving entity after the transaction. Under the Plan, “Termination Due to Change in Control” means, in summary, a termination of an executive’s employment by the Company (or the executive’s Voluntary Resignation for Good Reason) within two years following a Change in Control. Under the Plan, “Voluntary Resignation for Good Reason” means, in summary, the assignment to the executive of any duties inconsistent with such executive’s status as an executive officer or a substantial alteration of the executive’s responsibilities from those in effect prior to the Change in Control; a reduction in the executive’s base salary except if such reduction is (a) across-the-board, similarly affecting all employees or, (b) across-the-board, similarly affecting all senior executive officers; relocation of the executive’s principal place of employment more than 50 miles outside Durham, North Carolina; the Company’s failure to pay executive any portion of executive’s current compensation or to continue in effect any compensation plan in which the executive participates immediately prior to a Change in Control which is material to the executive’s compensation; and failure by the Company to provide such executive with health and welfare benefits substantially similar to those the executive received immediately prior to a Change in Control.

As described below under the heading “Agreements among Parent, Merger Sub, and Certain Affiliates of the Company; Consents of the Executive Officers”, each executive officer of the Company has executed a consent acknowledging and consenting to the treatment of their Options and Restricted Stock Units, whether issued pursuant to the Company’s Amended and Restated 2010 Equity Compensation Plan (the “2010 Plan”), the Company’s Amended and Restated 2005 Equity Compensation Plan (the “2005 Plan”) (which was amended and restated as the 2010 Plan), the Company’s Amended and Restated 1995 Stock Plan (the “1995 Plan”) (which was merged with and into the 2005 Plan before such plan was amended and restated) and/or through an individual stock option or restricted stock unit agreement, as provided in the Merger Agreement and as summarized above under the headings “Effect of the Offer and the Merger Agreement on Inspire Options” and “Effect of the Offer and the Merger Agreement on Inspire Restricted Stock Units.”

The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex A and the Executive Employment Agreements filed as Exhibits (e)(6) through (e)(13) hereto and incorporated herein by reference.

In addition, on March 22, 2011, the Company entered into certain Executive Retention Bonus Agreements (the “Retention Agreements”) with Messrs. Adams, Koven, Spagnardi, Staab and Dr. Brazzell. The Retention Agreements provide that an executive officer will receive a retention bonus payment so long as the executive remains continuously employed with the Company or its affiliates until the first anniversary of the effective date of the Retention Agreement. The Retention Agreements also provide that upon a CD&L event (see below for a summary of the definition under the Retention Agreements), if the Board determines (i) it is in the best interests of the Company’s stockholders and (ii) the executive’s contributions were critical to the success of the CD&L event, then the Board shall have the discretion to provide the executive with an additional payment not to exceed the initial retention bonus payment. If the executive is Terminated without Cause or effects a Resignation for Good Reason (as “Cause” or “Good Reason” are defined in the executive’s employment agreement, or if no such agreement exists, according to the Retention Agreement) prior to the first anniversary of the effective date of the Retention Agreement, and upon the executive’s satisfaction of any obligations required to obtain severance benefits under any applicable company-sponsored severance plan or any effective employment agreement (if such agreement exists) (the “Severance Obligations”), the Company will pay such bonus payments in a lump-sum as soon as administratively possible after the executive’s satisfaction of his or her Severance Obligations. For purposes of the Retention Agreements, a “CD&L event” means, in summary, (i) the acquisition, sale or licensing of significant pharmaceutical products and certain other related products or assets, (ii) a significant strategic collaboration, joint venture, co-promotion, partnership or other arrangement with a pharmaceutical, biotechnology, healthcare or related company, or (iii) a significant merger, acquisition or asset sale, involving the Company, including without limitation, the sale or merger of the Company or substantially all of the assets of the Company.

The foregoing summary is qualified in its entirety by reference to the Form of Executive Retention Agreement filed as Exhibit (e)(14) hereto and incorporated by reference, the terms of which are substantially the same as those contained in the respective Retention Agreements between the Company and each of Messrs. Adams, Koven, Spagnardi and Staab, and Dr. Brazzell.

The following table sets forth, as of April 1, 2011, the cash consideration that each of Inspire’s executive officers would receive in accordance with the terms of their employment agreements or the Plan if such individual’s employment were terminated by Inspire without “Cause” or by the employee for “Good Reason”, in each case within two years following a “Change in Control.” The table excludes, among other things, possible payments to executive officers and directors as described above under the headings “Cash Payable for Outstanding Shares Pursuant to the Offer,” “Effect of the Offer and the Merger Agreement on Inspire Stock Options” and “Effect of the Offer and the Merger Agreement on Inspire Restricted Stock Units”. Amounts shown in the tables below are estimates and these estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Severance Payments	Continuation of Health Benefits	Outplacement Services	Total Payments
Adrian Adams	$4,170,833	$0	$0	$4,170,833
R. Kim Brazzell, Ph.D.	$992,160	$33,214	$10,000	$1,035,374
Charles A. Johnson, M.B., Ch.B	$1,185,000	$21,237	$10,000	$1,216,237
Andrew I. Koven	$2,146,250	$49,821	$0	$2,196,071
Joseph K. Schachle	$973,440	$33,214	$10,000	$1,016,654
Joseph M. Spagnardi	$647,375	$24,910	$10,000	$682,285
Thomas R. Staab, II	$1,080,000	$33,214	$10,000	$1,123,214

The following table sets forth, as of April 13, 2011, the cash consideration that each of Inspire’s executive officers that is a party to a Retention Agreement (i) is expected to receive upon the completion of the Merger, as a bonus payment pursuant to such executive’s Retention Agreement and as approved by the Board, and (ii) would receive in accordance with the terms of the Retention Agreements if such individual remains employed one year after the effective date of their respective Retention Agreement or in the event that such officer’s employment is terminated by Inspire without “cause” or by such officer for “good reason” (a “Qualifying Termination”) prior to the first anniversary of the effective date of the Retention Agreement and (iii) the total amount that may be payable under each executive’s Retention Agreement.

Name	Total Consideration Payable At Closing	Total Consideration Payable on First Anniversary or Earlier upon a Qualifying Termination	Total Amount Payable under Retention Agreement
Adrian Adams	$812,500	$812,500	$1,625,000
R. Kim Brazzell, Ph.D.	$155,000	$206,700	$361,700
Andrew I. Koven	$398,438	$398,438	$796,876
Joseph M. Spagnardi	$154,137	$154,137	$308,274
Thomas R. Staab, II	$270,000	$270,000	$540,000

Effect of the Offer and the Merger Agreement on Employee Benefits. The Merger Agreement provides that, for the period beginning at the Acceptance Time and continuing until the first year anniversary of the Effective Time, Parent will provide, or cause to be provided, to each of the employee of the Company who is an employee of the Company immediately prior to the Acceptance Time, (i) a base salary and total annual compensation opportunity, which at the election of Parent, is (x) at least equal to such employee’s base salary and total annual compensation opportunity (including any cash bonuses and excluding any equity-based compensation) prior to the Acceptance Time or (y) the base salary or hourly wage rate and total annual compensation opportunity (including any cash bonuses and excluding any equity-based compensation) at least equal to those amounts provided by Parent to similarly situated employees of Parent or its subsidiaries and (ii) the opportunity to participate in benefit plans (including severance plans) that are at least comparable in the aggregate, at Parent’s election, to either (x) the benefit plans provided by the Company prior to the Acceptance Time or (y) the benefits provided by Parent to similarly situated employees of Parent or its Subsidiaries, as those employee benefit plans, programs and policies are amended from time to time. In addition, Parent has agreed to, among other things, honor, or cause to be honored, any and all obligations which the Company has at the Acceptance Time under any Employee Benefit Plans (as defined in the Merger Agreement) (excluding any equity- based obligations) to any employee or former employee of the Company or any dependents of any such employee or former employee. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance. Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Nine of Inspire’s Amended and Restated Certificate of Incorporation provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that elimination or limitation of liability is prohibited under the DGCL.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article Ten of Inspire’s Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the Company will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was serving, or has agreed to serve, at the request of the Company, as a director or officer of the Company, or has acted in certain other capacities for the Company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding or any appeal therefrom.

The Merger Agreement provides that Parent and Merger Sub agree that all rights to advancement of expenses, indemnification and exculpation currently provided by the Company to all former and current officers and directors of the Company (each an “Indemnified Party”), pursuant to the Company’s Amended and Restated Certificate of Incorporation or the Company’s Amended and Restated Bylaws as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement which were provided to Parent prior to the date thereof, shall survive for a period of six years following the Effective Time. In addition, Parent is required to indemnify, defend and hold harmless (and advance funds subject to an unsecured undertaking to return funds if it is ultimately determined that such Indemnified Party is not entitled to indemnification) each Indemnified Party against costs, expenses (including reasonable attorneys’ fees) or other actions arising out of or relating to such persons service as an officer or director of the Company, or any entity, if such service was at the request or for the benefit of the Company, whether prior to or following the Acceptance Time. Further, Parent has agreed to cause the Surviving Corporation, as of the Effective Time, to cause the individuals who have served as officers and directors of the Company prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (the “D&O Insurance”), to be covered under a prepaid directors’ and officers’ liability insurance policy on terms and conditions no less advantageous to such individuals than the Company’s existing directors’ and officers’ liability insurance policy, for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors at or prior to the Effective Time (including in respect of the Merger Agreement and the Transactions) in their capacities as such, whether asserted or claimed prior to, at or after the Effective Time; provided, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance to maintain or procure insurance coverage pursuant hereto. Parent shall also have the right to cause coverage to be extended under the D&O Insurance by causing the Surviving Corporation to obtain a six year “tail” policy on terms and conditions no less advantageous to such former directors or officers than the D&O Insurance, and such “tail” policy shall satisfy the provisions of Section 6.9(c) of the Merger Agreement. In addition, as provided in the Merger Agreement, the Company may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement,” provided that the Company does not pay more than $1,000,000, in which case, provided that Parent causes the Surviving Corporation to maintain such Reporting Tail Endorsement in full force and effect for its full term, Parent shall be relieved from its obligations under Section 6.9(c) of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Acceptance Time, Inspire has agreed to take all steps to cause any dispositions of Shares, Options or any other dispositions of equity securities of the Company (including derivative securities) in connection with the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

(c) Agreements between the Company and Parent.

The Merger Agreement. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Parent, Merger Sub and the Company in relation to the Tender Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Tender Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders and are qualified by information set forth on confidential schedules. Accordingly, Stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement. The Company and Merck Sharpe & Dohme Corp. (“MS&D”), an affiliate of Parent, entered into a confidentiality agreement dated February 23, 2011 (the “Confidentiality Agreement”) in connection with a potential negotiated transaction between the Company and MS&D or one of its controlled or controlling affiliates. Pursuant to the Confidentiality Agreement, MS&D agreed to, among other things and subject to certain exceptions, keep confidential information furnished to it and its representatives by or on behalf of Inspire, and to use such information solely for the purpose of evaluating a possible transaction with Inspire. Pursuant to the Confidentiality Agreement, MS&D also agreed that, for a period of 18 months from the date of the Confidentiality Agreement, unless the Company gave prior written consent, neither MS&D nor any of its affiliates or any other person acting on behalf of MS&D or any of its affiliates would, directly or indirectly:

•

subject to certain exceptions, acquire, offer to acquire, agree to acquire or make a proposal to acquire, by purchase or otherwise, or borrow, any equity securities, or any direct or indirect rights, options or other derivative interests with respect to any equity securities, of the Company or of any successor to or person in control of the Company, or any assets or property of the Company or of any such successor or controlling person;

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subject to certain exceptions, make or in any way participate in any “solicitation” of “proxies” (as such terms are defined in the applicable rules of the SEC) to vote or deliver a written consent with respect to, or seek to advise or influence any person with respect to the voting of or delivering a written consent with respect to, any voting securities of the Company or any of its subsidiaries;

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make any public announcement with respect to, or publicly support, or solicit or submit a proposal for or offer of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization, purchase of a material portion of the assets or properties of or other similar extraordinary transaction involving the Company or its securities;

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form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or otherwise in connection with any of the foregoing;

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submit a proposal (including a precatory proposal) to be considered by the stockholders of the Company, or take any action to nominate any person for membership on the Board, or take any action to remove any director from the Board or to change the size or composition of the Board;

•	otherwise act, alone or in concert with others, to seek or propose to control or influence the management, Board or policies or affairs of the Company;

•	disclose any intention, plan, proposal or arrangement inconsistent with any of the foregoing;

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advise, assist, encourage or direct any other person to do any of the foregoing, or act as a financing source for or otherwise invest in any person in connection with such person doing any of the foregoing;

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take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of a transaction with MS&D or its affiliates or any of the other events described above; or

•	take any action challenging the validity or enforceability of the foregoing terms, or, subject to certain exceptions, request the Company to amend or waive any provision of the foregoing.

Pursuant to the Confidentiality Agreement, and notwithstanding the above, MS&D has the right make one or more proposals to the Company regarding any of the matters described above, including to effect a transaction pursuant to which MS&D or its affiliates would acquire a majority of the outstanding voting securities of the Company or all or substantially all of the assets of the Company if the Company enters into a binding definitive agreement with a third person to effect a purchase, tender or exchange offer, merger or other business combination that, if consummated, would result in such third party owning at least a majority of the outstanding voting securities of the Company or all or substantially all of the assets of the Company. The Company also agreed that if the Company entered into a confidentiality or similar agreement relating to a transaction with the Company that is similar to the transaction contemplated by the Confidentiality Agreement that contains (i) standstill provisions the duration of which are shorter than 18 months or (ii) a provision that would permit the counterparty to be released from its standstill obligations upon the Company announcing publicly (other than in connection with the execution of a definitive merger agreement or similar acquisition agreement) that it is seeking a purchaser for a majority of its outstanding voting securities or all or substantially all of its assets (a “Public Notice Provision”), then in each case the Company must provide written notice of such event to MS&D, agree to reduce the duration of the standstill period of MS&D so that it is no longer than the duration of such shorter standstill period, and agree to amend the Confidentiality Agreement to include a Public Notice Provision on terms substantially similar to those set forth in such other confidentiality or similar agreement.

In addition, subject to certain exceptions, MS&D agreed, for a period of one year from the date of the Confidentiality Agreement, that neither it nor its affiliates would solicit for employment or hire any named officer or employee at the level of vice president or above of the Company that MS&D or any of its Representatives (as defined in the Confidentiality Agreement) in connection with its consideration of a transaction with the Company have discussions with or first obtain information with respect to.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Rights Agreement Amendment. In connection with the Merger Agreement, the Company entered into a second amendment (the “Rights Amendment”), dated April 5, 2011, to the Rights Agreement (the “Rights Agreement”) dated October 21, 2002 (as amended) between Inspire and Computershare Trust Company, N.A. The Rights Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Top-Up Option (as defined in the Merger Agreement), the Merger Agreement and the Transactions, including the Tender Agreement (as defined below). The Amendment provides that none of the approval, execution, delivery, performance or public announcement of the Merger Agreement, the execution of the Tender Agreement, nor the consummation or public announcement of the Merger, the Offer, the Top-Up Option or any other transaction contemplated by the Merger Agreement, will result in either Parent or Merger Sub or any of their respective affiliates or associates being deemed an “Acquiring Person” or “Beneficial Owners” (as such terms are defined in the Rights Agreement) or give rise to any event that would result in the occurrence of a “Share Acquisition Date” or a “Distribution Date” (as such terms are defined in the Rights Agreement).

The foregoing summary is qualified in its entirety by reference to the Rights Amendment which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Ownership of Company Securities. The Offer to Purchase states that Parent and Merger Sub do not own any Shares.

Board Designees. The Merger Agreement provides that, promptly following the time that Merger Sub accepts for payment, and pays for, the Shares tendered pursuant to and in accordance with the Offer satisfying the Minimum Tender Condition (as defined in the Merger Agreement), and so long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Merger Sub will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors by Merger Sub, and (b) the percentage that the number of Shares owned by Parent and Merger Sub or any other subsidiary of Parent bears to the total number of Shares then issued and outstanding. The Company shall take all actions available to the Company to cause Merger Sub’s designees to be so elected or appointed, including increasing the size of the Board or obtaining the resignation of such number of its current directors and, upon Parent’s request, shall cause Merger Sub’s designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board, subject to compliance with applicable securities laws and the marketplace rules of The NASDAQ Stock Market LLC (other than committees comprised solely of Continuing Directors (as defined below) established to take action under the Merger Agreement); provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to Parent’s designation of the Board Designees and who qualify as independent pursuant to the listing requirements of The NASDAQ Stock Market LLC (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director, or if no such Continuing Director remains to fill such vacancy, the other directors then on the Board shall be entitled to designate two persons to fill the vacancies who are not officers, employees, stockholders or affiliates of the Company, Parent, Merger Sub or any other subsidiary of Parent.

Following the election or appointment of Merger Sub’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of all of the Continuing Directors then in office if there is only one or two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, any waiver of the Company’s rights under the Merger Agreement and any other action of the Board relating to the Merger Agreement other than such actions that could not reasonably be expected to adversely affect the interests of the Stockholders (other than Parent or its affiliates).

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(d) Agreements among Parent, Merger Sub, and Certain Affiliates of the Company.

Tender and Support Agreement. In connection with the execution of the Merger Agreement, Parent, Merger Sub and WP IX executed a Tender and Support Agreement, dated as of April 5, 2011 (as amended or supplemented from time to time, the “Tender Agreement”). The Tender Agreement provides that, among other things, WP IX will tender 22,907,488 shares of Company Common Stock held by it (the “WP Shares”) in the Offer.

Pursuant to the Tender Agreement, WP IX has granted Parent, until the earlier of (i) the Effective Time, (ii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement that results in (x) a decrease in the Offer Price or Merger Consideration or (y) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration, and (iii) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”), a limited irrevocable proxy to vote the WP Shares. Such proxy may be exercised by Parent at any annual or special meeting of the shareholders of the Company, as applicable, or at any adjournment thereof, for the adoption of the Merger Agreement and the approval of the Merger and against any alternative proposals.

Additionally, WP IX has granted Parent an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of WP IX in and to the WP Shares, for a price per share equal to the Offer Price. Parent may exercise the Purchase Option only if (a) Merger Sub has acquired shares of Company Common Stock pursuant to the Offer and (b) WP IX has failed to tender into the Offer all of the WP Shares or has withdrawn the tender of any WP Shares into the Offer in breach of the Tender Agreement. Parent may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.

Pursuant to the Tender Agreement, WP IX has also agreed not to (i) transfer prior to the Termination Date any WP Shares (other than to an affiliate, subsidiary, partner or member of WP IX) and (ii) take any action that the Company is prohibited from taking pursuant to Section 6.8 of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Tender Amendment which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Consents of the Executive Officers. In connection with the Merger Agreement, each of Messrs. Adams, Koven, Spagnardi, Schachle and Staab and Drs. Brazzell and Johnson, have executed consents which provide that each such executive officer has acknowledged and consented to the treatment of their Options and Restricted Stock Units, whether issued pursuant to the 2010 Plan, 2005 Plan, 1995 Plan or through an individual stock option or restricted stock unit agreement, as provided in the Merger Agreement, including that (i) each unexercised Option held by each such executive officer, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time will become fully vested immediately prior to the Acceptance Time, and cancelled as of the Acceptance Time (without regard to the exercise of such Option), (ii) each Restricted Stock Unit held by each such executive officer, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time, shall become fully vested and all restrictions and conditions thereto to lapse immediately prior to the Acceptance Time, and cancelled as of the Acceptance Time, and (iii) following the Acceptance Time, no Option or Restricted Stock Unit held by such executive officers prior to the Acceptance Time shall remain outstanding, and each such executive officer shall only be entitled to receive the Option Spread Value (if any) or the Restricted Stock Unit Value.

The foregoing summary is qualified in its entirety by reference to the Form of Consent filed as Exhibit (e)(15) hereto.

Item 4. The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

During a meeting held on April 5, 2011, the Board, by unanimous vote, (i) declared that the Merger Agreement and the Transactions, including the Offer, the Top-Up Option and the Merger, are fair to, and in the best interests of, the Company and the Stockholders (other than Parent, Merger Sub and their respective affiliates); (ii) recommended that the Stockholders accept the Offer, tender their shares of Company Common Stock pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of the Stockholders called to consider the approval of the Merger and the Merger Agreement, if applicable; and (iii) approved the Merger Agreement and authorized the execution and delivery of the Merger Agreement and the negotiation, execution and delivery of any and all agreements, certificates and documents (together with the Merger Agreement, the “Merger Documents”) that may be deemed necessary or advisable to perform the obligations of the Company under the Merger Documents or to consummate the Transactions.

Accordingly, the Board unanimously recommends that the Stockholders ACCEPT the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger Agreement and the Transactions, if applicable.

A copy of the letter to Inspire’s stockholders, dated April 15, 2011, communicating the recommendation of the Board, as well as a joint press release, dated April 5, 2011, issued by Inspire and Merger Sub announcing the Offer, are included as Exhibits (a)(5) and (a)(3) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

(b) Background of the Transaction.

As part of the ongoing evaluation of the Company’s business, the Board and senior management periodically review and assess different strategic alternatives in order to enhance stockholder value and the Company’s financial position. As part of this process, from time to time, the Board considers and discusses with members of senior management different strategic opportunities, including potential business combinations, acquisitions, and partnership and licensing opportunities. In addition, during the course of the Company’s clinical trial relating to denufosol tetrasodium for the treatment of cystic fibrosis (“Denufosol”), the Board, members of senior management and an outside consultant met several times to discuss the Company’s strategic direction in the event that the clinical trial yielded successful or unsuccessful results.

In the summer of 2010, the president and chief executive officer of Company 1, contacted Adrian Adams, our president and chief executive officer, regarding a potential partnership opportunity for the Company and Company 1 to build upon their products relating to respiratory diseases. The parties met several times over the next few months and signed a non-disclosure agreement on October 7, 2010.

In the summer of 2010, Mr. Adams contacted the chief executive officer of Company 2 to arrange a meeting to discuss potential partnership opportunities between the two companies. Shortly after this discussion, Mr. Adams and the chief executive officer of Company 2, together with members of management of both the Company and Company 2, met to discuss potential partnership opportunities or other potential areas of collaboration.

In the summer of 2010, Mr. Adams also met with the chief executive officer of Company 3 to discuss potential areas for collaboration, and members of management of both the Company and Company 3 met separately to discuss potential areas of collaboration.

On November 5, 2010 and November 17, 2010, Mr. Adams and the chief executive officer of Company 4 spoke over the phone to arrange an in-person meeting to discuss potential collaboration opportunities for the two companies.

On November 17, 2010, the Board held a meeting during which takeover preparedness was discussed, particularly in light of the timing of the anticipated results of the Phase 3 clinical trial relating to Denufosol. During this meeting, the Board approved the creation of a formal finance committee of the Board (the “Finance Committee”), to review and evaluate corporate finance matters, corporate development and licensing opportunities and to provide periodic reports to the Board on such matters.

On November 23, 2010, Mr. Adams met with the chief executive officer of Company 4 to discuss potential opportunities for the two companies to work together, including a potential partnership in the area of ophthalmology and co-promotion of the Company’s Azasite® (azithromycin ophthalmic solution) 1% product (“Azasite®”). During this meeting, the chief executive officer of Company 4 indicated that Company 4 may have an interest in a potential acquisition of the Company’s Azasite® product or the entire business of the Company. Mr. Adams indicated that the Company did not have any current plans to pursue a sale transaction, but that he would inform the Board of Company 4’s potential interest in such a transaction with the Company. Mr. Adams subsequently relayed this conversation to certain members of the Board.

On December 9, 2010, Mr. Adams and Andrew I. Koven, Executive Vice President and Chief Administrative and Legal Officer of the Company, met with the chief executive officer of Company 1 to discuss potential areas of collaboration relating to products for the treatment of respiratory diseases, which the parties had previously discussed.

On January 2, 2011, a meeting of the Board was held to discuss the top line results of the second Phase 3 trial for Denufosol. The second Phase 3 trial for Denufosol did not achieve statistical significance for its primary efficacy endpoint, key secondary endpoints or select subgroup populations. During this meeting, in light of the results from the second Phase 3 trial for Denufosol and the interest previously expressed by third parties with respect to a potential strategic transaction with the Company, the Board authorized management to explore the engagement of a financial advisor to assist the Company with its consideration of strategic alternatives, which would be considered in more detail at the next meeting of the Board which would be held at the end of January 2011.

On January 3, 2011, the Company issued a press release announcing the results of its second Phase 3 trial for Denufosol. In addition to reporting that the second Phase 3 trial failed to achieve statistical significance for its primary efficacy endpoint, key secondary endpoints or select subgroup populations, the press release noted that the Company would provide a detailed corporate update to investors by mid-February. On this same date, the Company’s stock price dropped almost 60% from the closing price on the previous trading date.

On January 5, 2011, the Company contacted Goldman, Sachs & Co. (“Goldman Sachs”) to discuss the possibility of engaging Goldman Sachs to provide financial advisory services in connection with the Company’s possible exploration of strategic alternatives. Goldman Sachs had previously provided financial advisory services, including defense preparedness advice, to the Company.

On January 7, 2011, Mr. Adams contacted the chief executive officer of Company 4 to discuss the clinical trial results relating to Denufosol and to discuss other areas of collaboration. The chief executive officer of Company 4 expressed that Company 4 remained interested in discussing a potential acquisition of the Company, and the parties arranged to meet in person on January 14, 2011. Later on January 7, 2011, Mr. Adams and Mr. Koven met with representatives of Goldman Sachs to apprise them of the discussions to date and the Board’s desire to explore strategic alternatives.

On January 10, 2011, Mr. Adams and Mr. Koven met with the chief executive officer and other executives of Company 1 to discuss, among other things, the Company’s clinical trial results relating to Denufosol. At this time, as a result of the disappointing results of the Company’s clinical trial relating to Denufosol, the parties decided to cease discussions related to a partnership opportunity in products for the treatment of respiratory diseases or otherwise.

On January 10, 2011, Mr. Adams and Mr. Koven also met with the chief executive officer and other executives of Company 5. During this meeting, the parties discussed potential joint development opportunities with respect to the companies’ products and product candidates, and a potential interest in a strategic combination of the companies.

On January 10, 2011, Mr. Adams and Mr. Koven also met with the chief executive officer and chief financial officer of Company 3. Prior to the meeting, the chief executive officer of Company 3 had contacted Mr. Adams to set up a meeting to discuss potential licensing and other business opportunities between Company 3 and the Company. At this meeting, the chief executive officer of Company 3 explained that Company 3 had an interest in potentially exploring a business combination with the Company.

Later on January 10, 2011, Mr. Koven had a discussion with the chairman of the board of directors of Company 6. The chairman of the board of directors of Company 6 expressed a potential interest in a strategic transaction with the Company and stated that the general counsel of Company 6 would contact Mr. Koven in the following days to discuss the same.

At each of the various meetings on January 7 and 10, 2011, Mr. Adams or Mr. Koven, as the case may be, noted, on a confidential basis, that the Board was scheduled to have a meeting on January 27, 2011 to, among other things, discuss the strategic alternatives of the Company and advised the parties that they did not have the authority of the Board to pursue a sale of the Company at that time.

On January 14, 2011, Mr. Adams and Mr. Koven met with the chief executive officer of Company 4. At this meeting, the chief executive officer of Company 4 indicated that Company 4 remained interested in pursuing a potential acquisition of the Company and that he would like to set up a management presentation and due diligence sessions with the Company. The chief executive officer of Company 4 also indicated that Company 4 would be prepared to submit a non-binding preliminary proposal for the potential acquisition of the Company in advance of the meeting of the Board scheduled for January 27, 2011.

On January 14, 2011, a meeting of the Finance Committee was held for purposes of (i) updating the Finance Committee on the various interactions of Company management with third parties that had expressed interest in exploring a strategic transaction with the Company, (ii) discussing the various strategic options that may be available to the Company, including an acquisition or disposition of assets, a merger of equals transaction, a sale of the Company and in-licensing opportunities, (iii) discussing a proposed reduction in the Company’s workforce in light of the disappointing results from the second Phase 3 trial for Denufosol, and (iv) recommending and approving the engagement of Goldman Sachs as financial advisor to the Company, and Willkie Farr & Gallagher LLP (“Willkie Farr”) as outside legal counsel to the Company, in connection with a potential strategic transaction.

On January 17, 2011, Mr. Adams received an e-mail from the chief executive officer of Company 5 that indicated that Company 5 was interested in discussing a potential acquisition of the Company.

On January 17, 2011, the Company sent Company 4 a non-disclosure agreement, which was executed on January 18, 2011. Following the execution of the non-disclosure agreement, Company 4 was granted access to the Company’s virtual data room.

On January 17, 2011, the Finance Committee held a meeting to receive an update from management on the status of discussions with the third parties that had expressed interest in exploring a strategic transaction with the Company. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. At this meeting, the Finance Committee discussed, among other things, recent communications with Company 4 who had indicated that it was prepared to submit a non-binding preliminary proposal for the acquisition of the Company.

On January 19, 2011, a confidential management presentation and related due diligence sessions were held with Company 4.

On January 19, 2011, Mr. Adams responded to Company 5 to further gauge its interest in a potential acquisition of the Company.

On January 20, 2011, Company 4’s financial advisor contacted Goldman Sachs to reiterate Company 4’s intention to provide a preliminary non-binding proposal to acquire the Company in advance of the meeting of the Board scheduled for January 27, 2011.

On January 20, 2011, the general counsel of Company 6 contacted Mr. Koven via telephone. The general counsel of Company 6 indicated that Company 6 was potentially interested in a strategic transaction with the Company and would be interested in conducting due diligence to better understand the Company’s products, product pipeline and financial position.

On January 20, 2011, a meeting of the Finance Committee was convened. At the meeting, management provided the Finance Committee with an update on the discussions with the third parties that had expressed an interest in exploring a strategic transaction with the Company, as well as the management presentation and due diligence sessions held with Company 4.

On January 20, 2011, a meeting of the Board was convened. At the meeting, management provided the Board with an update on the discussions with the third parties that had expressed an interest in exploring a strategic transaction with the Company. The Board also discussed a proposed reduction in the Company’s workforce in light of the disappointing results from the second Phase 3 trial for Denufosol.

On January 21, 2011, the chief executive officer of Company 5 sent an email to Mr. Adams to confirm Company 5’s interest in exploring an acquisition of the Company. The chief executive officer of Company 5 indicated that Company 5 would like to commence a due diligence review of the Company and requested a conference call to discuss next steps.

On January 21, 2011, Mr. Koven called the general counsel of Company 6 to inform him that management would like to wait until the January 27, 2011 meeting of the Board before engaging in further discussions regarding the exploration of a strategic transaction. Mr. Koven explained, on a confidential basis, to the general counsel of Company 6 that the Company was engaged in discussions with several interested parties and that he wanted to inform the general counsel of this fact so that Company 6 would be prepared to move quickly should the Board choose to pursue a strategic transaction. Subsequently, representatives of Goldman Sachs informed the Board that they had spoken with a director of Company 6, who informed them that Company 6 was no longer interested in pursuing an acquisition of the Company, but may be interested in only acquiring certain products of the Company should the Company choose to divest its products.

On January 21, 2011, the chief executive officer of Company 3 informed Mr. Adams that the board of directors of Company 3 was supportive of exploring a strategic transaction with the Company, and that he would like to set up a conference call to discuss the matter further.

On January 24, 2011, the chief executive officer of Company 4 called Mr. Adams to inform him that management of Company 4 was supportive of making a non-binding proposal to acquire the Company at a price per Share of $5.00, and noted that the board of directors of Company 4 would be meeting the following day to consider the recommendation of management.

On January 24, 2011, certain members of the Finance Committee had a discussion with members of management, representatives of Goldman Sachs and Willkie Farr, for purposes of receiving an update regarding the recent interactions with the third parties that had expressed an interest in exploring a strategic transaction with the Company, including Company 4’s intention to make a non-binding proposal to acquire the Company for a price of $5.00 per Share. During this discussion, Goldman Sachs was directed to contact the financial advisor of Company 4 to further discuss Company 4’s intention to make a non-binding proposal to acquire the Company, and it was decided that Mr. Adams would contact the chief executive officer of Company 4 to confirm that Company 4 would submit a written proposal for consideration at the meeting of the Board scheduled for January 27, 2011.

On January 25, 2011, the chief executive officer of Company 4 informed Mr. Adams that the board of directors of Company 4 approved the submission of a non-binding written proposal to acquire the Company at a price of $5.00 per Share.

On January 25, 2011, Mr. Adams and Mr. Koven held a videoconference with the chief executive officer and other members of management of Company 5, during which Company 5 confirmed its preliminary interest in exploring an acquisition of the Company and its desire to commence its due diligence review of the Company.

On January 26, 2011, Mr. Adams spoke with the chief executive officer of Company 3 regarding the process related to a potential acquisition of the Company by Company 3.

On January 26, 2011, the chief executive officer of Company 5 sent Mr. Adams an email inquiring as to the process for Company 5’s commencement of due diligence, including the execution of a non-disclosure agreement.

On January 26, 2011, Company 4 submitted a non-binding written proposal which contemplated an acquisition of the Company at a price of $5.00 per Share in cash, which proposal was subject to, among other things, further due diligence.

On January 27, 2011, a meeting of the Board was held. In addition to Company management, representatives of Goldman Sachs and Willkie Farr attended portions of this meeting. The purpose of the meeting was to, among other things, (i) discuss the strategic alternatives that may be available to the Company, (ii) provide the Board with an update with respect to the preliminary discussions held with several third parties that had expressed an interest in exploring a strategic transaction with the Company, including the non-binding written proposal that was received from Company 4, and (iii) discuss the proposed reduction in the Company’s workforce in light of the results from the second Phase 3 trial for Denufosol, including the timing for effecting the reduction in the workforce in light of the ongoing discussions regarding a potential strategic transaction.

At this meeting, members of management made a presentation to the Board regarding the proposed reduction in the Company’s workforce in light of the results relating to the clinical trial for Denufosol. Representatives from Goldman Sachs then made a presentation to the Board regarding its preliminary financial analysis of the Company, and the strategic alternatives that may be available to the Company, including a sale of the Company, a merger of equals transaction, the disposition of some or all of the Company’s assets, and potential acquisition and in-licensing opportunities. Following this presentation, management presented to the Board the non-binding written proposal of Company 4 pursuant to which Company 4 expressed its interest in acquiring the Company at a price of $5.00 per share in cash. Representatives from Willkie Farr then made a presentation to the Board regarding its fiduciary duties, including in the context of a change of control transaction. Following these discussions and additional deliberations, and without making any determination to pursue a sale of the Company, the Board instructed management and its advisors to continue discussions with Company 4 and the other third parties that had expressed an interest in exploring a strategic transaction with the Company. At this meeting, when representatives of Goldman Sachs were not present, the Board also approved the retention of Goldman Sachs as the financial advisor to the Board, and instructed management to finalize an engagement letter with Goldman Sachs on terms generally consistent with those presented at the meeting. In addition, in light of the substantial work that would be required to consider and evaluate the interest of third parties in a possible strategic transaction with the Company and the need to convene members of the Board on short notice, the Board determined to expand the mandate of the Finance Committee to include, among other things, assisting and overseeing the management of the Company in the day-to-day discussions and negotiations with interested third parties.

Following the Board meeting on January 27, Mr. Adams contacted the chief executive officer of Company 4 to inform him that while the Board was interested in continuing discussions regarding a potential acquisition of the Company, the Board was hopeful that Company 4 would be able to enhance its proposal.

On January 28, 2011, the chief executive officer of Company 3 informed Mr. Adams that Company 3 was interested in exploring a strategic transaction with the Company involving stock and cash consideration. Mr. Adams indicated that while the Board would consider any transaction that maximized value for the Stockholders (if the Board determined to pursue a strategic transaction), in light of the significant risks and uncertainties that may be involved in a merger of equals transaction, an all cash proposal may be preferable.

On January 30, 2011, a meeting of the Finance Committee was held to review the recent discussions with interested third parties, including the recent interactions with the chief executive officer of Company 3 regarding a cash and stock transaction. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting.

On January 31, 2011, Mr. Adams had a conversation with the chief executive officer of Company 4 regarding the non-binding written proposal previously submitted by Company 4. During this discussion, the chief executive officer of Company 4 informed Mr. Adams that while Company 4 was committed to pursuing an acquisition of the Company, he was not able to discuss the proposed purchase price or other material terms of the proposed transaction pending the completion of another transaction by Company 4.

On February 1, 2011, the Company and Company 5 entered into a non-disclosure agreement, and Company 5 was then granted access to the Company’s virtual data room.

On February 2, 2011, Messrs. Adams and Koven met with the chief executive officer of Company 4 to discuss, among other things, the timing of the implementation of the Company’s planned reduction in workforce in light of the ongoing discussions regarding a potential strategic transaction. The chief executive officer of Company 4 informed Messrs. Adams and Koven that additional discussions would be held following the completion of another transaction by Company 4.

On February 2, 2011, the financial advisor to Company 3 contacted Goldman Sachs to discuss the possibility of Company 3 acquiring the Company in an all cash transaction. The financial advisor to Company 3 indicated that Company 3 believed that it could raise the necessary financing for an all cash transaction.

On February 3 and February 4, 2011, a management presentation and due diligence sessions were held for Company 5 at the offices of Willkie Farr. Following the management presentation and due diligence sessions, representatives from Goldman Sachs discussed with the financial advisor to Company 5 the timing for Company 5’s submission of an indication of interest to acquire the Company, which Company 5 committed to providing within several days.

Later in the evening on February 3, 2011, Joseph M. Spagnardi, Senior Vice President, General Counsel and Secretary of the Company, received an email from the general counsel of Company 4 stating that Company 4 had determined not to proceed with the transaction contemplated by the non-binding written proposed submitted on January 26, 2011.

On February 4, 2011, a meeting of the Finance Committee was held. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. The Finance Committee, management and the advisors discussed the decision by Company 4 to terminate its pursuit of a possible acquisition of the Company. Management then provided the Finance Committee with an update regarding the management presentation and due diligence sessions held with Company 5. Representatives from Goldman Sachs updated the Finance Committee on the recent communications with the financial advisor to Company 3, including the indication that Company 3 was considering a proposal for an all cash acquisition of the Company. Following these discussions, the Finance Committee instructed Goldman Sachs to request a written proposal from Company 3 with respect to an all cash acquisition of the Company, including details as to the proposed financing for such a transaction.

On February 4, 2011, representatives of Goldman Sachs contacted the financial advisor to Company 3 to request a written proposal that provided details regarding Company 3’s proposed financing.

On February 7, 2011, Mr. Adams received a telephone call from the chief executive officer of Company 4 who indicated that Company 4 would like to resume discussions regarding the potential acquisition of the Company. The chief executive officer of Company 4 requested a conference call between the ophthalmology teams of the Company and Company 4 to discuss certain aspects of the Company’s ophthalmology business and current market conditions.

On February 8, 2011, the financial advisor to Company 5 informed Goldman Sachs that Company 5 was no longer interested in pursuing an acquisition of the Company.

On February 8, 2011, the Company received a preliminary non-binding proposal from Company 3 that contemplated an acquisition of the Company at a price per Share ranging from $5.00-$5.25 in cash, which proposal was subject to, among other things, further due diligence. The proposal indicated that Company 3 intended to finance the transaction with cash raised through the incurrence of indebtedness and the issuance of equity.

On the evening of February 8, 2011, a meeting of the Finance Committee was held. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. At the meeting, the Finance Committee was provided with an update relating to Company 4’s renewed interest in possibly pursuing an acquisition of the Company, the determination by Company 5 to terminate further discussions with the Company, and the preliminary non-binding proposal submitted by Company 3. During the meeting, the Finance Committee, management and its advisors discussed the proposal from Company 3, and representatives from Goldman Sachs provided an overview of the financing options that Company 3 was considering in order to fund the proposed transaction. The Finance Committee instructed Goldman Sachs to obtain additional information from Company 3 regarding the proposed financing. During this meeting, the Finance Committee discussed with representatives of Goldman Sachs and management the existence of other parties that may be interested in pursuing a strategic transaction with the Company, and instructed Goldman Sachs to reach out to specified market participants to determine potential interest in pursuing a strategic transaction with the Company.

In the morning of February 9, 2011, certain members of the Company’s management team held a conference call with representatives of Company 4 to discuss certain aspects of the Company’s ophthalmology business.

In the afternoon of February 9, 2011, a meeting of the Board was held. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. Mr. Adams provided the Board with an update regarding the recent discussions with the various parties that had expressed interest in a strategic transaction with the Company, including the determination by Company 5 to terminate further discussions with the Company, the preliminary non-binding proposal submitted by Company 3, and Company 4’s renewed interest in possibly exploring an acquisition of the Company. Representatives from Goldman Sachs summarized for the Board the potential sources of financing that Company 3 was considering. Representatives of Goldman Sachs also summarized certain assumptions related to the proposed financing, and the Board, management and its advisors discussed the feasibility of, and related timing implications for, a potential transaction with Company 3.

On February 9, 2011, Goldman Sachs delivered a non-disclosure agreement to Company 3.

On February 9, 2011, the Company and Goldman Sachs executed an engagement letter.

On February 10, 2011, the Company and Company 3 executed a non-disclosure agreement and Company 3 was granted access to the Company’s virtual data room.

On February 10, 2011, Mr. Adams spoke with the chief executive officer of Company 2 to arrange a potential in-person meeting to discuss partnership opportunities for the two companies.

During the week of February 14, 2011 and thereafter, various potential financing sources of Company 3 entered into joinder agreements to Company 3’s non-disclosure agreement with the Company. Upon the execution of such joinder agreements, the financing sources were granted access to the Company’s virtual data room.

During the week of February 14, 2011, Goldman Sachs, at the direction of the Finance Committee, contacted six additional prospective buyers, including Parent, to gauge their interest in a potential strategic transaction with the Company. Goldman Sachs contacted Parent, in particular, as a result of Parent’s expression of interest in a potential all-cash acquisition of the Company in March 2009, which was communicated to the Company in a letter dated March 20, 2009. At that time, the Board had considered and discussed the expression of interest but ultimately determined not to pursue a transaction. Following these initial contacts with six prospective buyers, only Parent indicated an interest in receiving more information regarding the Company and a potential transaction.

On February 16, 2011, the Board held a meeting to approve the planned reduction to the Company’s workforce. At this meeting, the Board also received an update regarding the ongoing discussions with interested third parties, including the discussions with Company 3 and its due diligence review of the Company, and Goldman Sachs’ contacts with six additional prospective buyers, including the expression of interest made by Parent in exploring a strategic transaction with the Company.

On February 17, 2011, a meeting of the Board was held. At this meeting, the Board discussed the challenges associated with retaining employees in light of the recent results of the second Phase 3 trial for Denufosol and the strategic workforce reduction. Following these discussions, the Board approved the retention agreements to be entered into with the employees of the Company (except for certain officers of the Company).

On February 18, 2011, a meeting of the Finance Committee was held. At this meeting, the Finance Committee was provided with an update regarding the Company’s implementation of its reduction in workforce and other employee related issues, including the need to put in place certain executive retention arrangements.

On February 18, 2011, the Company received a revised non-binding proposal from Company 3 that confirmed its interest in acquiring the Company in an all-cash transaction at a price per share between $5.00-$5.25, which proposal was subject to, among other things, further due diligence.

On February 23, 2011, a management presentation and due diligence sessions were held for Company 3 at the offices of Willkie Farr. After this presentation, and over the course of the next month, representatives from management of the Company, counsel to the Company, and Company 3 and its counsel, participated in several conference calls to discuss questions that arose during Company 3’s diligence review of the Company.

On February 23, 2011, the Company and Parent entered into a non-disclosure agreement and Parent was granted access to the Company’s virtual data room. On February 24, 2011, a management presentation and due diligence sessions were held for Parent at the offices of Willkie Farr. Over the course of the next month, representatives from management of the Company, counsel to the Company, and Company 3 and its counsel, participated in several conference calls to discuss questions that arose during Company 3’s diligence review of the Company.

On February 24, 2011, members of management of the Company, certain members of management of Company 3 and their respective advisors participated in conference calls to address various due diligence questions.

On February 26, 2011, a meeting of the Finance Committee was held to discuss recent interactions with the interested parties, including management presentations held on the 23rd and 24th of February, the indication of interest received from Company 3, Parent’s expression of interest in pursuing an acquisition of the Company, the communications with the chief executive officer of Company 4, and the list of additional parties that were contacted by Goldman Sachs to gauge their interest in a potential strategic transaction with the Company. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. Representatives from Goldman Sachs explained that a total of six additional parties were contacted, but only Parent expressed an interest in conducting due diligence on the Company. Representatives from Goldman Sachs then led a discussion of a proposed process that would result in the submission of final proposals by parties interested in pursuing a strategic transaction with the Company. The proposed process contemplated the distribution of a draft merger agreement and a disclosure letter to interested parties, together with a letter requesting that final proposals, together with a marked-up version of a definitive merger agreement and executed financing commitments (if applicable), be submitted by March 17, 2011. After further discussion, the Finance Committee directed management and the Company’s advisors to proceed with the process outlined by the representatives of Goldman Sachs at the meeting.

On February 26, 2011, Goldman Sachs delivered the process letter to Company 3 and Parent.

On February 27, 2011, the chief executive officer of Company 4 contacted Mr. Adams to follow up on previous conversations relating to a potential acquisition of the Company by Company 4. The chief executive officer of Company 4 indicated that he had not been in touch with Mr. Adams as a result of other transactions that were being pursued by his company, and that the board of directors of Company 4 had a meeting scheduled in the next several weeks and he would contact Mr. Adams should Company 4 determine that it was interested in renewing discussions regarding an acquisition of the Company.

On March 2, 2011, Messrs. Adams and Koven met with the chief executive officer of Company 2 regarding the parties mutual preliminary interest in a potential merger of equals transaction. Messrs. Adams and Koven noted that they would discuss Company 2’s interest with certain members of the Board at an appropriate time.

On March 3, 2011, Goldman Sachs sent a draft of the merger agreement and the disclosure letter to each of Company 3 and Parent.

During the week of March 7, 2011, and at the request of Company 3, the Company extended the submission date for final proposals from March 17, 2011 until March 24, 2011.

On March 17, 2011, the Board held a meeting to discuss, among other things, the status of the ongoing discussion with the parties that had expressed an interest in exploring a strategic transaction with the Company. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. Representatives of Goldman Sachs provided the Board with an overview of recent contacts with the interested parties (including the latest communication from Company 4), the status of each party’s due diligence review of the Company, and the status of the proposed financing package of Company 3. The Board also discussed with management and representatives of Willkie Farr and Goldman Sachs the timing for the conclusion of the process, including the proposed submission date of final proposals of March 24, 2011, and the timing for the execution of definitive documentation and the closing of a transaction, if a transaction was pursued.

On March 18, 2011, a representative of Goldman Sachs was contacted by a representative of Company 7 inquiring as to the process and status of a potential sale of the Company. The Goldman Sachs representative indicated, on a confidential basis, that the Company was reviewing its strategic alternatives and was in advanced discussions with several interested parties. The Goldman Sachs representative inquired further into the potential interest of Company 7 in a strategic transaction, including the business rationale for such a transaction, and indicated that if Company 7 was interested in pursuing a strategic transaction with the Company, it should inform Goldman Sachs promptly.

On March 22, 2011, Parent contacted representatives from Goldman Sachs to inform them that Parent would submit a proposal on March 24, 2011, which proposal would be contingent upon Parent’s completion of due diligence and negotiation and finalization of a definitive merger agreement within 10 to 14 days.

On the evening of March 23, 2011, Company 7 informed a representative of Goldman Sachs that Company 7 may be interested in pursuing a strategic transaction with the Company, but would need to undertake certain due diligence to determine its level of interest.

On March 24, 2011, Messrs. Adam and Koven met with the chief executive officer of Company 2 to follow-up on the prior discussions between the parties.

On March 24, 2011, the Company received a non-binding proposal from Parent, which contemplated an all-cash acquisition of the Company at a price of $4.85 per share. In connection with submitting the proposal, Parent indicated that it needed additional time to complete its due diligence and to submit a mark-up of the merger agreement. Later in the day on March 24, 2011, the Company received a non-binding proposal from Company 3, together with an executed debt commitment letter and a mark-up of the merger agreement, which contemplated an all-cash acquisition of the Company at a price of $4.40 per share, which proposal was not subject to further due diligence.

On March 25, 2011, Goldman Sachs delivered a non-disclosure agreement to Company 7.

On March 25, 2011, members of Company management and representatives of Willkie Farr and Goldman Sachs engaged in discussions regarding the material terms and issues relating to the proposals submitted by Company 3 and Parent.

On March 26, 2011, a meeting of the Finance Committee was held. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. During this meeting, representatives of Goldman Sachs provided the Finance Committee with a description of the material terms of the proposals received from Company 3 and Parent, including the timing for the completion of due diligence by Parent and the submission of a final proposal that would be accompanied by a mark-up of the merger agreement. Representatives from Goldman Sachs noted that Parent had indicated that it would submit its mark-up of the merger agreement by April 1. The material issues raised by the mark-up of the merger agreement and debt commitment letter submitted by Company 3 were then discussed. The Finance Committee directed management and the representatives from Willkie Farr and Goldman Sachs to contact Company 3 and its advisors to discuss Company 3’s proposal, particularly with respect to the terms of the proposed debt financing and other terms set forth in the mark-up of the merger agreement. Representatives from Goldman Sachs also updated the Finance Committee on the recent communications with Company 7, including Company 7’s preliminary indication of interest in pursuing a strategic transaction with the Company and its desire to commence its due diligence review of the Company. The Finance Committee directed representatives of Goldman Sachs to request that Parent submit its final proposal, together with a mark-up of the merger agreement, by April 1, 2011, and also authorized the execution of a non-disclosure agreement with Company 7.

On March 27, 2011, a meeting of the Board was held. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. At the meeting, the Board was provided with an overview of the various communications and events that had transpired since the last Board meeting on March 17, 2011. Representatives from Goldman Sachs summarized for the Board the material terms of the proposals received from Company 3 and Parent on March 24, 2011, as well as a comparison of the material terms of the two proposals. Representatives from Willkie Farr then summarized for the Board the material issues and changes in Company 3’s markup to the draft merger agreement and the terms of the debt commitment letter, focusing primarily on the conditionality of the proposal in light of the significant amount of financing that Company 3 required to consummate the proposed transaction and the amount of the reverse break-up fee proposed by Company 3. Representatives from Willkie Farr also noted Company 3’s request that WP IX, the largest stockholder of the Company, execute and deliver an agreement to tender its shares in a contemplated tender offer, and grant its proxy in connection with any vote relating to the transaction with Company 3. Representatives from Goldman Sachs also updated the Board on the proposed timing for the submission by Parent of a final proposal and a mark-up of the draft merger agreement, and the next steps authorized by the Finance Committee with respect to Company 3. The Board was also updated on the recent communications with Company 7, and Company 7’s preliminary indication of interest in pursuing a strategic transaction with the Company. In addition, representatives from Willkie Farr summarized the Board’s fiduciary duties, including the duty of care, the duty of loyalty and the Revlon duties that would be applicable if the Board decided to pursue a sale of the Company.

On March 28, 2011, the Company received an executed copy of the non-disclosure agreement from Company 7.

On March 29, 2011, Company 7 and representatives of the Company held a conference call to discuss certain due diligence questions regarding certain Company products and development programs.

On March 29, 2011, representatives from Goldman Sachs had a conference call with representatives from Company 3’s financial advisor. During this conference call, the Goldman Sachs representatives explained the primary issues with Company 3’s proposal.

On March 30, 2011, representatives of Company 3’s financial advisor contacted representatives of Goldman Sachs to advise them that Company 3 was amenable to negotiating the issues previously identified by Goldman Sachs. During this conversation, Company 3’s financial advisor informed the representatives from Goldman Sachs that, in exchange for significant movement on the open issues, Company 3 requested that the Company enter into an exclusivity agreement with Company 3. The representatives from Goldman Sachs informed the financial advisor to Company 3 that while it would relay the request to management and the Finance Committee, given the existence of other interested parties, the Company would likely not be willing to enter into such an arrangement at that time.

On March 30, 2011, representatives of Goldman Sachs called Parent to advise Parent as to the status of the process and to encourage Parent to submit its final proposal, together with comments to the draft merger agreement and disclosure letter, as soon as possible in light of the advanced discussions with other interested parties.

On the evening of March 30, 2011, Parent sent Goldman Sachs certain follow-up due diligence questions and requested that conference calls be scheduled to address these questions. On this same date, representatives of Goldman Sachs contacted Company 7 to reiterate the advanced stage of the process and to advise Company 7 that if it was interested in a potential strategic transaction with the Company, it should submit a proposal as soon as possible. Company 7 indicated that it understood the timing and that it would respond quickly, if Company 7 was interested in pursuing a strategic transaction with the Company.

On March 31, 2011, Company 3’s financial advisor delivered, on behalf of Company 3, written responses to the material issues and questions relating to the draft merger agreement and debt commitment letter submitted by Company 3 on March 24, 2011.

On March 31, 2011, representatives of the Company and Parent participated in conference calls to address remaining due diligence questions of Parent.

On March 31, 2011, representatives of Willkie Farr and counsel to Company 3 held a conference call to discuss some of the issues raised by the draft merger agreement and debt commitment letter submitted by Company 3. Representatives of Willkie Farr advised Company 3’s counsel that they would send comments to the draft merger agreement and commitment letter within the next several days.

On the evening of March 31, 2011, Goldman Sachs received a revised proposal from Parent, confirming its all cash offer of $4.85 per share, which proposal was subject to completion of a limited amount of due diligence. In connection with the submission of the proposal, Parent delivered its comments to the draft merger agreement and indicated that comments to the draft disclosure letter would be provided the following day. The draft merger agreement also required that WP IX execute and deliver an agreement to tender its shares in any contemplated tender offer and grant its proxy in connection with any vote relating to the transaction with Parent.

On April 1, 2011, representatives of Willkie Farr had a follow-up conversation with counsel to Company 3 regarding Company 3’s proposed financing, focusing primarily on whether approval of Company 3’s stockholders would be required to consummate the financing. Counsel to Company 3 explained its rationale for its belief that stockholder approval would not be required and indicated that Company 3 intended to confirm its conclusions with representatives of the national securities exchange on which Company 3 is listed.

On April 1, 2011, representatives of the Company, Parent, Fried, Frank, Harris Shriver & Jacobsen LLP (“Fried Frank”), outside counsel to Parent, and Willkie Farr held a conference call to discuss certain remaining due diligence questions of Parent. Parent also submitted comments to the draft disclosure letter on the evening of April 1, 2011.

On April 1, 2011, a representative of Goldman Sachs had a discussion with a senior executive at Parent, who expressed Parent’s continued interest in acquiring the Company. Goldman Sachs advised Parent that it would receive a revised draft of the merger agreement shortly, and that the Company was still working with all interested parties to achieve the best transaction possible to present to the Board for its consideration.

On April 2, 2011, the Finance Committee held a meeting to discuss the status of the ongoing discussions with Company 3 and Parent. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. Representatives from Goldman Sachs provided the Finance Committee with an update regarding the revised proposal that the Company received from Parent. Representatives from Goldman Sachs also advised the Finance Committee of the status of the recent discussions with Company 3. Representatives from Goldman Sachs also informed the Finance Committee that Company 7 had not been in contact with Goldman Sachs since March 30, 2011. Material issues raised by the draft merger agreements submitted by Company 3 and Parent were then discussed, including that the markup to the merger agreement submitted by Company 3 was more substantial and less favorable to the Company in a number of respects, including the scope of the representations and warranties, the definition of “material adverse effect,” and the provisions included in the merger agreement in light of the need of Company 3 to obtain a significant amount of financing to effect the transaction. Representatives from Goldman Sachs then led a discussion regarding the timing for the conclusion of the process and the submission of the proposals to the Board for its consideration.

In the evening of April 2, 2011, Goldman Sachs delivered revised drafts of the merger agreement to both Parent and Company 3. In addition, in the evening of April 2, 2011, Parent confirmed to Goldman Sachs that it had completed its due diligence and remained interested in acquiring the Company on the terms outlined in its last proposal and was prepared to work to finalize the transaction as quickly as possible.

On April 2, 2011, Goldman Sachs had separate conversations with each of Company 3 and Parent and requested that they submit their best and final proposals, including their best price, a revised draft of the merger agreement, and with respect to Company 3, a revised debt commitment letter, by 6:00 pm on the evening of April 4, 2011.

In the afternoon of April 3, 2011, Goldman Sachs delivered a revised draft of the debt commitment letter to Company 3. On the same night, the Company delivered drafts of the current merger agreements with each of Company 3 and Parent to the members of the Board for their review.

On April 3, 2011, Willkie Farr held separate conference calls with Fried Frank and outside counsel to Company 3 to discuss the remaining issues in the merger agreements with each of Parent and Company 3. After these calls, a number of issues remained unresolved with respect to the draft merger agreement with Company 3, while few issues remained unresolved in the draft merger agreement with Parent. That same evening, Parent’s counsel sent a revised draft of the merger agreement to Willkie Farr, which addressed and resolved most of the outstanding issues.

During the day on April 4, 2011, the Company received the final proposals from both Company 3 and Parent. Parent’s final proposal included an increased per share offer price of $5.00, while Company 3’s final proposal included an increase in the per share offer price to $4.90. Prior to the delivery of the final proposal by Parent, the board of directors of Parent unanimously approved the proposed transaction and the execution of a definitive merger agreement.

On April 4, 2011, the Finance Committee held a meeting to consider the proposed transactions with both Parent and Company 3. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. The Finance Committee was given an update of the recent communications with the two interested parties, including the terms of the final and best proposals that were submitted earlier in the day. The status of the negotiation of each of the draft merger agreements was then discussed, including that there remained a number of outstanding issues with respect to the draft merger agreement delivered by Company

3, including the amount of the proposed reverse termination fee, the more conditional nature of the proposal in light of the need for significant financing, open issues regarding certain of the termination provisions, and other issues with respect to the scope of the representations, warranties and interim operating covenants. It was noted that there did not remain any material open issues in the draft merger agreement submitted by Parent. After deliberation of the terms of each proposal, particularly the fact that Parent’s offer included a higher price and increased certainty of closing, the Finance Committee determined that Parent’s proposal was preferable to the proposal submitted by Company 3.

Following the close of trading on April 4, 2011, a meeting of the Board was held to evaluate the potential transactions with both Parent and Company 3. In addition to Company management, representatives from Goldman Sachs and Willkie Farr attended this meeting. At the meeting, representatives from Goldman Sachs discussed the material terms of the final proposals submitted by each of Company 3 and Parent. Representatives from Goldman Sachs reviewed with the Board its financial analysis of the $5.00 per share cash consideration payable in the proposed transaction with Parent, as well as the $4.90 per share cash consideration payable in the proposed transaction with Company 3. Goldman Sachs also reviewed with the Board its financial analysis of the Company. Members of the Board were given the opportunity to ask questions regarding Goldman Sachs’ assumptions and analyses, and a discussion followed.

The Board and its legal and financial advisors then discussed the terms of the draft merger agreements provided by Parent and Company 3, copies of which were provided to members of the Board on April 4, 2011 together with related materials. The discussion of the proposed merger agreement with Parent focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to Parent’s obligation to close the tender offer (including the minimum tender condition), the “material adverse effect” definition, the top-up option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and Parent, the amount of the proposed termination fee, and the Company’s remedies in the event of a breach of the merger agreement by Parent. The Willkie Farr representatives noted that all material issues in the merger agreement as of such time had been resolved. The terms of the draft merger agreement and debt commitment letter submitted by Company 3 were then reviewed and discussed, with emphasis on the differing structure from a transaction with Parent, the significantly higher minimum tender condition when compared to the proposal submitted by Parent, the related timing implications and potential effect on deal certainty, the amount of the reverse termination fee and the overall more conditional nature of the proposal in light of the need of Company 3 to obtain significant financing to effect the transaction.

Following this discussion, representatives from Willkie Farr reviewed with the Board its fiduciary duties in the context of the proposed transaction. Members of the Board were given the opportunity to ask questions regarding their specific duties and responsibilities. After consideration of all of the information provided to the Board at the meeting, the Board directed management and the Company’s advisors to negotiate and work towards finalizing a transaction with Parent, subject to the approval of the final terms by the Board. A meeting of the Board was scheduled for 8:00 a.m. the following morning.

After the completion of the Board meeting, representatives of Goldman Sachs called a senior executive at Parent to advise him that the Company was interested in pursuing the transaction with Parent and, subject to final approval by the Board, the Company was prepared to complete and sign the merger agreement prior to the opening of the market on the next morning. During the night of April 4, 2011 and into the morning of April 5, 2011, Parent and the Company negotiated and finalized the terms of the merger agreement and the disclosure letter. A substantially final draft of the merger agreement and the disclosure letter was delivered to each Board member in advance of the Board meeting to be held on the morning of April 5, 2011.

On the morning of April 5, 2011, a meeting of the Board was convened to evaluate the proposed transaction with Parent. At the meeting, representatives from Willkie Farr reviewed with the Board the final terms of the merger agreement. Representatives from Goldman Sachs then made a presentation to the Board, which was substantially similar to the presentation made to the Board the prior day. Following this presentation, representatives from Goldman Sachs rendered the oral opinion of Goldman Sachs (subsequently confirmed in writing) to the effect that, as of the date of its opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $5.00 per share cash consideration to be paid to the Stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

After considering, among other things, the proposed terms of the Merger Agreement and taking into consideration the factors described under “Reasons for the Recommendation” the Board unanimously adopted resolutions declaring the Merger Agreement and the Transactions to be advisable, and determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company and its Stockholders (other than Parent, Merger Sub and their respective affiliates), and recommended that the stockholders of the Company accept the Offer, tender their shares of Company Common Stock pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider approval of the Merger and the Merger Agreement, if applicable.

The Merger Agreement was executed by the Company, Parent and Merger Sub prior to the opening of the stock market on April 5, 2011. In connection with the execution of the Merger Agreement, WP IX, Parent and Merger Sub entered into the Tender Agreement. Thereafter, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Later on April 5, 2011, representatives of Goldman Sachs received an e-mail from a representative of Company 7, stating the Company 7 was not interested in pursuing a strategic transaction with the Company.

(c) Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board consulted with senior management and its legal and financial advisors and, in reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and recommend that the Stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, to adopt and approve the Merger Agreement and the Transactions, the Board considered, among other things, the following material factors, each of which is supportive of its decisions:

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Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of the Company, and the certainty of realizing in cash a compelling value for the Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the period ended December 31, 2010) in a very competitive industry.

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Financial Considerations. The Board’s understanding of the historical and prospective operating environment and financial performance of the Company in a competitive industry. The Board examined the forecasted financial data set forth in the forecasts described below under the heading “Financial Projections” and considered the views of management concerning them.

•

Review of Strategic Alternatives. The Board’s belief that the Offer and the Merger represented the surest and best prospect for enhancing Stockholder value, based on the Board’s assessment, after consultation with the Company’s management and legal and financial advisors, of the other strategic alternatives reasonably available to the Company. The Board reviewed the possible alternatives to the Offer and the Merger, and considered Goldman Sachs’ contact of selected market participants on a confidential basis to invite such parties to participate in a process to explore a strategic transaction with the Company, the results of which yielded the best offer proposed by Parent, the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and it was, and is, the Board’s view that the Offer and Merger presented, and present, a superior opportunity to any such reasonably available alternatives.

•

Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and legal and financial advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including risks relating to:

•

the development and commercialization of the Company’s products, particularly in light of the recent disappointment over the results of the Company’s second Phase 3 trial for Denufosol, and the trial’s failure to achieve statistical significance after the Company invested significant time and resources into this program;

•

the competitive pharmaceutical business development landscape, particularly within the field of in-licensing, and the Company’s lack of significant resources relative to some of its competitors and the effect thereof on its ability to remain competitive in this industry;

•	maintaining and protecting the Company’s intellectual property rights; and

•	generic competition to certain of the Company’s key products, particularly ELESTAT® , a generic formulation of which was approved by the United States Food & Drug Administration on March 14, 2011.

•

Unpredictability of Future Operating Environment. The limitations on the Company’s ability to predict its future operating environment due to numerous factors, including the results of clinical trials of the Company’s product candidates, the ability to receive regulatory approvals for product candidates for particular treatments, and the effect of competing products that may be introduced into the market place, including generic equivalents to the Company’s key products.

•	Lack of a Superior Proposal. The fact that of the two final proposals submitted to acquire the Company, Parent’s proposal was a superior offer, in terms of price, certainty and timing.

•

Low Likelihood of Other Third Party Interest. The Board’s view as to the likely interest of any additional third parties to enter into a strategic transaction with the Company on terms more favorable than those offered by Parent, including the fact that Goldman Sachs contacted numerous market participants regarding their interest in a potential strategic transaction with the Company, which resulted in only two parties submitting final proposals, including Parent.

•

Negotiations with Parent. The course of discussions and negotiations between the Company and Parent, resulting in an increase of $0.15 in the price per Share offered by Parent, improvements to the terms of the Merger Agreement in connection with those negotiations, including with respect to the amount of, and circumstances pursuant to which, the termination fee would be payable to Parent, and the Board’s belief that based on these negotiations this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree, in each case which were generally more favorable than those offered by the one other remaining interested party.

•

Financial Strength of Parent. The fact that Parent represented that it has and will have available to it at the closing of the Transactions, the expiration of the Offer and the consummation of the Merger, cash on hand and other working capital sources sufficient to pay for all the Shares pursuant to the Offer and to consummate the Merger and the Transactions and that the closing of the Transactions is not subject to Parent’s ability to obtain third-party financing.

•

Premium to Market Price. The fact that the $5.00 price to be paid for each Share represented a 25.6% premium over the closing price of the Shares on April 4, 2011, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced, and a 30.9% premium over the average closing price of the Shares for the approximate one-month period prior to April 4, 2011.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including:

•

the provision for a two-step transaction structure, with the Offer, including the obligation of Merger Sub to exercise the Top-Up Option, followed by the Merger, which may shorten the time to closing as compared to alternative structures;

•

the fact that the Merger Agreement provides that, under certain circumstances, Parent would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration date;

•	the Company favorable “material adverse effect” definition;

•	the Company’s ability to obtain specific performance of Parent’s and Merger Sub’s obligations;

•

the conditions to the closing of the Offer and the Merger and the likelihood of such conditions being satisfied, including the absence of any financing condition to Parent’s obligation to complete the Offer;

•

the ability of the Company, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited written proposal for an acquisition transaction;

•

the Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with the acceptance of a superior offer, subject to payment of a termination fee of $17 million; and

•

the Board’s belief that the termination fee of $17 million payable to Parent in the circumstances set forth in the Merger Agreement is reasonable in the context of termination fees that are payable in other comparable transactions of this type, particularly in light of the number of market participants contacted by Goldman Sachs in connection with the transaction, and is not likely to preclude or unreasonably deter another party from making a superior acquisition proposal.

•

Opinion and Financial Presentation of Goldman Sachs. The Board considered the opinion and financial presentation of Goldman Sachs, dated April 5, 2011, to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in the opinion, the Offer Price to be paid to Stockholders was fair, from a financial point of view, to those holders. The full text of the Goldman Sachs opinion, which sets forth the procedures followed, the factors considered, and the assumptions made, by Goldman Sachs in arriving at its opinion, is attached hereto as Annex B and is incorporated herein by reference.

•

Certainty. The fact that the Offer and the Merger, because they are for cash consideration, provide certainty as to the value of the consideration to be received in the proposed Transactions, that Parent agreed to proceed quickly towards the closing of the Merger and that Parent’s and Merger Sub’s obligations to purchase Shares in the Offer and to close the Merger are subject only to limited conditions.

•

Appraisal Rights. The fact that the Stockholders will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger and demand appraisal of the fair value of their Shares under the DGCL.

•

Absence of Significant Regulatory Approvals. The absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger, or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Offer, the Merger, the Merger Agreement and the Transactions, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that the nature of the Transaction as a cash transaction will prevent the Stockholders from being able to participate in any future earnings or growth of the Company, or the combined company, and Stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company were to engage in future strategic or other transactions.

•

Effect of Failure to Complete Transactions. The possibility that if the Offer, the Merger and/or the Transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the Transactions, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•

Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the date Merger Sub’s designees are elected to the Board, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, which may delay or prevent the Company from undertaking business opportunities that could arise prior to the appointment of Merger Sub’s designees to the Board.

•

Restrictions on Competing Proposals. The fact that the Merger Agreement imposes restrictions on the Company’s ability to solicit or enter into discussion or agreements concerning competing proposals, and the fact that the Company would be obligated to pay the termination fee of $17 million to Parent under specified circumstances.

•

Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the other Stockholders, including, among other things, the vesting of Options and Restricted Stock Units and the potential cash payments payable to certain executives at the completion of the Merger in the event that their employment agreements are terminated. See Item 3 (“Past Contracts, Transactions, Negotiations and Agreements”).

•	Tax Issues. The fact that the all-cash consideration would be a taxable transaction to the holders of Shares of the Company that are U.S. persons for U.S. Federal income tax purposes.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Stockholders outweigh the negative considerations, as well as all alternative options. The Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance Stockholder value with limited risk of non-completion.

This discussion of the information and factors considered by the Board includes a summary of some of the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the Transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Inspire and its Stockholders. Rather, the Board conducted an overall review of the factors described above, including discussion with Inspire’s management and outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that certain factors considered by the Board and certain information presented in this section are forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” in this Schedule 14D-9.

(d) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power.

In addition, pursuant to the Tender Agreement, WP IX has agreed to tender all of the WP Shares in the Offer. As of April 1, 2011, the WP Shares subject to the Tender Agreement represented in the aggregate approximately 27.5% of the issued and outstanding Shares.

(e) Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Board that, as of April 5, 2011 and based upon and subject to the factors and assumptions set forth therein, the $5.00 per Share in cash proposed to be paid to the Stockholders pursuant to the Merger Agreement was fair from a financial point of view to such Stockholders.

The full text of the written opinion of Goldman Sachs, dated April 5, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to whether or not any Stockholder should tender their Shares in connection with the Tender Offer or how any Stockholder should vote with respect to the Merger, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its Stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management as approved for the use of Goldman Sachs by the Company (the “Forecasts”).

Goldman Sachs has also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the shares of the Company Common Stock; compared certain financial and stock market information for the Company with similar information for certain other companies, of which the securities are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty pharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it; and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs has assumed with the consent of the Board that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and it has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also has assumed that the transaction contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transaction contemplated by the Merger Agreement, or the relative merits of the transaction contemplated by the Merger Agreement as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of its opinion, of the $5.00 per Share in cash to be paid to the Stockholders pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, without limitation, the Tender Agreement, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons, in connection with the Transactions, whether relative to the $5.00 per Share in cash to be paid to the Stockholders pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 4, 2011 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices for the Company Common Stock for the three-year period ended April 4, 2011. Goldman Sachs analyzed the $5.00 per Share in cash proposed to be paid to the Stockholders pursuant to the Merger Agreement in relation to the closing price for the Company Common Stock as of April 4, 2011, to the average closing price for the Company Common Stock for the one month ended April 4, 2011 and to the average closing price for the Company Common Stock for the three months from January 3, 2011 (the date on which the Company announced results of second Phase 3 clinical trial with Denufosol) through April 4, 2011, respectively.

This analysis indicated that the $5.00 per share in cash proposed to be paid to the holders of the shares of the Company Common Stock (together with the associated preferred stock purchase rights) pursuant to the Merger Agreement represented:

•	a premium of 25.6% to the closing price of $3.98 per share for the Company Common Stock as of April 4, 2011;

•	a premium of 30.9% to the average price of $3.82 per share for the Company Common Stock for the one month ended April 4, 2011; and

•	a premium of 27.2% to the average price of $3.93 per share for the Company Common Stock for the three months from January 3, 2011 through April 4, 2011.

In addition, Goldman Sachs calculated the enterprise value implied by the per share offer price proposed to be paid to the Stockholders, which is the implied market value of common equity plus the book value of preferred stock and the book value of debt less cash and cash equivalents, in relation to the enterprise value implied by closing price for the Company Common Stock as of April 4, 2011, by the average price for the Company Common Stock for the one month ended April 4, 2011 and by the average price for the Company Common Stock for the three months from January 3, 2011 through April 4, 2011, respectively.

This analysis indicated that the enterprise value implied by the $5.00 per Share in cash proposed to be paid to the Stockholders pursuant to the Merger Agreement represented:

•	a premium of 34.1% to the enterprise value implied by the closing price of $3.98 per share for the Company Common Stock as of April 4, 2011;

•	a premium of 41.6% to the enterprise value implied by the average price of $3.82 per share for the Company Common Stock for the one month ended April 4, 2011; and

•	a premium of 36.4% to the enterprise value implied by the average price of $3.93 per share for the Company Common Stock for the three months from January 3, 2011 through April 4, 2011.

Multiple Analysis. Goldman Sachs performed certain analyses based on historical information and the Forecasts and calculated the ratios of (i) the implied enterprise value at $5.00 per Share in cash proposed to be paid to the Stockholders pursuant to the Merger Agreement, divided by (ii) the revenue for each of calendar years 2010 through 2012. The following table presents the results of Goldman Sachs’ analyses:

Implied Enterprise Value as a multiple of	$5.00 per Share
Calendar Year 2010 Revenue(a)	3.3x
Estimated Calendar Year 2011 Revenue(b)	3.9x
Estimated Calendar Year 2012 Revenue(b)	3.4x

(a)	Based on the SEC filings.
(b)	Based on the Forecasts.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the specialty pharmaceutical industry:

•	Cubist Pharmaceuticals, Inc.

•	Cumberland Pharmaceuticals Inc.

•	Endo Pharmaceuticals Holdings Inc.

•	ISTA Pharmaceuticals, Inc.

•	The Medicines Company

•	Medicis Pharmaceutical Corporation

•	Obagi Medical Products, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, the Bloomberg database, estimates from the Institutional Brokers’ Estimate System (“IBES”) and other Wall Street equity research analysts. The multiples and ratios of the Company were calculated based on information provided by the Company’s management. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated the enterprise value as a multiple of estimated revenue for the calendar years 2011 and 2012, respectively. The results of these analyses are summarized as follows:

Enterprise Value (a) as a multiple of:	Selected Companies		Inspire
	Range	Median	As of April 4, 2011	Implied by $5.00 per Share
Estimated Calendar Year 2011 Revenue(b)	1.0x – 2.4x	1.8x	2.9x	3.9x
Estimated Calendar Year 2012 Revenue(b)	0.8x – 2.2x	1.7x	2.5x	3.4x

(a)	Based on shares outstanding on a fully diluted basis.
(b)	All estimates by equity research analysts were converted to be estimated revenues for the applicable calendar year.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Company’s cash flows set forth in the Forecasts to determine a range of the Company’s implied present values per Share. Based on the Forecasts, Goldman Sachs calculated the estimated unlevered, after-tax free cash flows for the Company during the last three quarters of calendar year 2011 and for calendar years 2012 through 2023. The cash flows were then discounted to illustrative present values as of March 31, 2011 by using discount rates ranging from 10.0% to 13.0% representing estimates of the Company’s weighted average cost of capital, and net cash was added to reach the illustrative present value of the implied equity value.

In addition, Goldman Sachs analyzed the illustrative cash tax benefit that it was advised the Company could receive in connection with its Federal net operating losses (“NOLs”). For this analysis, Goldman Sachs used financial information for the Company as prepared by the Company’s management and assumed, among other legal, tax and accounting assumptions, that (i) the Company had Federal NOLs of $319.6 million as of December 31, 2010 per latest public filings, (ii) the Company experienced an effective change in control in late 2006 due to turnover in shareholder base (based on the information from the Company’s management), (iii) Federal NOLs accumulated post the change in control in late 2006 would continue to accrue and would eventually be applied to taxable income, incremental to the limited Federal NOL balance and (iv) there was no meaningful near-term expiry of Federal NOLs. By assuming an effective Federal corporate tax rate of 38.0%, Goldman Sachs calculated the illustrative NOL cash tax benefit that the Company could receive for each of the calendar years from 2011 through 2023. The illustrative NOL cash tax benefit was then discounted to reach the illustrative present value as of March 31, 2011 by using discount rates ranging from 10.0% to 13.0%.

Goldman Sachs then calculated the Company’s implied present values per Share by combining the illustrative present values of the implied equity value and the illustrative NOL cash tax benefit (at a range of $55.5 to $64.4 million assuming an effective Federal corporate tax rate of 38.0%) and then dividing such illustrative present values by total shares outstanding for the Company Common Stock on a fully diluted basis as of April 1, 2011 (based on the information from the Company’s management). The following table presents the results of this analysis:

Implied Equity Value Per Share*
Company Common Stock	$3.08 – $3.51

*	Including current cash on the Company’s projected balance sheet as of March 31, 2011.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the specialty pharmaceutical industry with transaction values of less than $1 billion since August 2008:

Announcement Date	Acquiror	Target
January 31, 2011	Valeant Pharm Intl Inc.	PharmaSwiss S.A.
December 1, 2010	Axcan Pharma Inc.	Eurand N.V.
August 16, 2010	Aspen Pharmacare Holdings Ltd.	Sigma Pharmaceuticals Ltd. (Pharma Business)
July 14, 2010	Mylan Inc.	Bioniche Pharma Holdings Ltd.
July 2, 2010	Eli Lilly & Co.	Alnara Pharmaceuticals Inc.
June 30, 2010	Sanofi-Aventis SA	TargeGen Inc.
June 24, 2010	MediWound Limited	Polyheal Limited
May 3, 2010	Valeant Pharm Intl Inc.	Aton Pharma Inc.
January 31, 2010	Cephalon Inc.	Mepha AG
November 9, 2009	Sigma Tau Finanziaria SpA	Enzon Pharm Inc. (Pharma Business)
October 12, 2009	Onyx Pharmaceuticals Inc.	Proteolix Inc.
October 1, 2009	Sanofi-Aventis SA	Fovea Pharmaceuticals SA
September 2, 2009	LEO Pharma A/S	Peplin Inc.
February 9, 2009	H Lundbeck A/S	Ovation Pharmaceuticals Inc.
January 9, 2009	Cephalon Inc.	Ception Therapeutics Inc.
January 5, 2009	Endo Pharmaceuticals Holdings Inc.	Indevus Pharmaceuticals Inc.
December 10, 2008	Valeant Pharm Intl Inc.	Dow Pharmaceutical Sciences Inc.
October 28, 2008	Alapis SA	PNG Gerolymatos SA
October 21, 2008	Novartis AG	Nektar Therapeutics
September 17, 2008	Valeant Pharm Intl Inc.	CORIA Laboratories Limited
August 4, 2008	Meda AB	Valeant Pharmaceuticals (Europe)

For each of the above selected transactions, Goldman Sachs calculated and compared, based on information it obtained from SEC filings, the SDC database (“SDC”) and other publicly available information, the implied enterprise value as a multiple of the revenue for the applicable last twelve months (based on the latest publicly available financial statements as of the date on which such selected transaction was announced). While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions (a)		Transaction contemplated by the Merger Agreement
	Range	Median
Implied Enterprise Value / Last Twelve Months Revenue	0.8x – 6.3x	2.7x	3.3x	(b)

(a)	Foreign company valuations converted to U.S. dollars using the applicable exchange rate on date of announcement.
(b)	Based on the revenue for the year ended on December 31, 2010 based on the SEC filings.

Premia Paid Analysis. Based on publicly available information, Goldman Sachs analyzed implied premia paid in the following selected transactions in the specialty pharmaceutical industry involving a public company as the acquired company since August 2008:

Announcement Date	Acquiror	Target
March 18, 2011	Valeant Pharm Intl Inc.	Cephalon Inc.
February 21,2011	Forest Laboratories Inc.	Clinical Data Inc.
December 1, 2010	Axcan Pharma Inc.	Eurand N.V.
October 11, 2010	Pfizer Inc.	King Pharmaceuticals Inc.
June 30,2010	Celgene Corporation	Abraxis Bioscience Inc
June 7, 2010	Grifols SA	Talecris Biotherapeutics Holdings Corporation
April 12, 2010	Discus Acquisition Corporation	Javelin Pharmaceuticals Inc.
September 3, 2009	Dainippon Sumitomo Pharma Co.	Sepracor Inc.*
January 5, 2009	Endo Pharmaceuticals Holdings Inc.	Indevus Pharmaceuticals Inc.
September 1, 2008	Shionogi & Co Ltd.	Sciele Pharma Inc.
August 22, 2008	King Pharmaceuticals Inc.	Alpharma Inc.
July 18, 2008	Teva Pharma Inds Ltd.	Barr Pharmaceuticals Inc.
July 7, 2008	Fresenius SE	APP Pharmaceuticals Inc.
June 25, 2008	Sun Pharmaceuticals Inds Ltd.	Taro Pharmaceutical Industries
June 23, 2008	Stiefel Laboratories Inc.	Barrier Therapeutics Inc.
June 18, 2008	Sanofi-Aventis SA	Zentiva N.V.
June 11, 2008	Daiichi Sankyo Co Ltd.	Ranbaxy Laboratories Ltd.
April 7, 2008	Novartis AG	Alcon Inc.
April 4, 2008	Jubilant Organosys Ltd.	DRAXIS Health Inc.

*	Using undisturbed premium to the closing share price on September 1, 2009, as news of the transaction leaked prior to official announcement.

For each of the above selected transactions, Goldman Sachs calculated and compared, based on information it obtained from SEC filings, SDC and other publicly available information, the implied premium to the acquired company’s closing share price one trading day prior to announcement (except for Sepracor Inc. as noted above). While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions(a)		Transaction contemplated by the Merger Agreement
	Range	Median
Premium paid to target	(11.5)% – 135.8%	29.1%	25.6%

(a)	Foreign company valuations converted to U.S. dollars using the applicable exchange rate on date of announcement.

Multiple-Based Trading Range Analysis. Goldman Sachs performed an illustrative analysis of the implied present value per share of the Company Common Stock, which is designed to provide an indication of the theoretical present value of the Company’ equity as a function of the Company’s estimated revenues and its assumed current enterprise value to future revenue multiple. For this analysis, Goldman Sachs used the Forecasts for each of calendars years 2011 and 2012, the multiples and ratios for each of the selected companies listed above under “Selected Companies Analysis” based on the most recent publicly available information and assumed an incremental value of $0.70 per share representing the present value of illustrative NOL cash tax benefit that the Company could receive (based on an illustrative discount rate of 11.5% representing the mid-point of the Company’s estimated weighted average cost of capital range of 10% to 13% and an effective Federal corporate tax rate of 38.0%).

Based on the revenue for calendar year 2011 set forth in the Forecasts, Goldman Sachs calculated the illustrative present equity values of the Company Common Stock by first multiplying forward revenue multiples of 1.0x to 2.4x, which are based on the applicable range of multiples for the selected companies listed above under “Selected Companies Analysis” for calendar year 2011, by the Company’s estimated revenue for calendar year 2011 and then adding current net cash. Goldman Sachs then divided such illustrative present equity values by total shares outstanding for the Company Common Stock on a fully diluted basis as of April 1, 2011 (based on the information from the Company’s management). This analysis resulted in a range of implied present values of $1.97 to $3.45 per share (excluding any incremental value from NOL cash tax benefit) or $1.97 to $4.15 per share (including the incremental value of $0.70 per share to the higher end of the range, representing the present value of the illustrative NOL cash tax benefit) of the Company Common Stock based on the estimated revenue for calendar year 2011. Based on the revenue for the calendar year 2012 set forth in the Forecasts, Goldman Sachs calculated the illustrative present equity values of the Company Common Stock by first multiplying forward revenue multiples of 0.8x to 2.2x, which are based on the applicable range of multiples for the selected companies listed above under “Selected Companies Analysis” for calendar year 2012, by the Company’s estimated revenue for calendar year 2012 and then adding net cash. Goldman Sachs then divided such illustrative present equity values by total shares outstanding for the Company Common Stock on a fully diluted basis as of April 1, 2011 (based on the information from the Company’s management). This analysis resulted in a range of implied present values of $1.88 to $3.58 per share (excluding any incremental value from NOL cash tax benefit) or $1.88 to $4.28 per share (including the incremental value of $0.70 per share to the higher end of the range, representing the present value of the illustrative NOL cash tax benefit) of the Company Common Stock for calendar year 2012.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the Stockholders of the $5.00 per Share in cash proposed to be paid to such Stockholders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The offer price and merger consideration were determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of offer price or merger consideration to the Company or its board of directors or that any specific amount of offer price or merger consideration constituted the only appropriate offer price or merger consideration for the Tender Offer or the Merger, respectively.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent and any of their respective affiliates or third parties, including Warburg Pincus, LLC, an affiliate of the Company (“Warburg Pincus”), and any of its affiliates and portfolio companies or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. Goldman Sachs also has provided, from time to time, and is currently providing certain investment banking services to Warburg Pincus and its affiliates and portfolio companies for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to InterMune Inc., a portfolio company of Warburg Pincus, in connection with its unregistered 3(a)(9) exchange in May 2009; as co-manager with respect to a public offering of 8,500,000 shares of Targa Resources, Inc., a portfolio company of Warburg Pincus, in April 2010; as co-manager with respect to a high-yield debt offering by Ziggo BV, a portfolio company of Warburg Pincus (aggregate principal amount of €1.2 billion), in May 2010; as dealer manager with respect to a tender offer by Fidelity National Information Services, Inc., a portfolio company of Warburg Pincus, in August 2010; as the financial advisor to ZymoGenetics, Inc., an affiliate of Warburg Pincus, in connection with its sale in September 2010, and as the financial advisor to Eurand N.V., an affiliate of Warburg Pincus, in connection with its sale in February 2011. Goldman Sachs also has provided certain investment banking services to Parent and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a co-manager with respect to an offering of Parent’s 2.250% Notes due 2016 (aggregate principal amount $850,000,000) and 3.875% Notes due 2021 (aggregate principal amount $1,150,000,000) in December 2010. Goldman Sachs may also in the future provide investment banking services to the Company, Parent and their respective affiliates as well as to Warburg Pincus and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Warburg Pincus and its affiliates from time to time and may have invested in limited partnership units of affiliates of Warburg Pincus from time to time and may do so in the future.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated February 9, 2011 (the “Goldman Engagement Letter”), the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. Pursuant to the terms of the Goldman Engagement Letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $5.6 million, all of which is payable upon the closing of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

For a description of the terms of Goldman Sachs’ engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Goldman, Sachs & Co.

Pursuant to the Goldman Engagement Letter, the Company has agreed to pay Goldman Sachs a fee, based upon a percentage of the aggregate consideration paid for the Shares in the Transactions, in the amount of approximately $5.6 million, all of which is payable upon the closing of the Offer. In addition, the Company agreed to reimburse Goldman Sachs quarterly, and upon the closing of the Offer, or termination of Goldman Sachs’ services, certain expenses incurred by Goldman Sachs under the Goldman Engagement Letter, including attorneys’ fees and disbursements. The Company also agreed to indemnify Goldman Sachs and related parties against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement.

Additional information pertaining to the retention of Goldman Sachs by the Company is set forth in Item 4 under the heading “Opinion of Goldman, Sachs & Co.”

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the Shares have been effected during the last 60 days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company, other than Shares received as compensation in the ordinary course of business in connection with the Company’s employee benefit plans.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

(a) Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each Stockholder (that did not tender such holder’s Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Appraisal Shares”) will be entitled to receive a judicial determination of the fair value of the Stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such Stockholder. Any such judicial determination of the fair value of the Shares may be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares and the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. Stockholders should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and Merger, are not opinions as to fair value under Section 262 of the DGCL. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law. If any

Stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such Stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A Stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such Stockholder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Offer Price.

The Company is required to promptly notify Parent in writing of any written demands received by the Company for appraisal of any Shares, and Parent shall have the right to participate in, and following the Acceptance Time, to direct, all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any portion of the Merger consideration provided to pay for any Shares that are instead paid fair value in an appraisal proceeding pursuant to Section 262 shall be returned to Parent upon demand. Pursuant to the Merger Agreement, each of Parent, Merger Sub and the Company agreed that in any appraisal proceeding under Section 262 with respect to the Appraisal Shares and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Option Shares or any cash or note delivered by Merger Sub to the Company in payment for the Top-Up Option Shares should be considered in connection with the determination of the fair value of the Appraisal Shares in accordance with Section 262.

(b) Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the outstanding voting stock which the interested stockholder did not own.

A corporation may also elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender Agreement and the other transactions with Parent and Merger Sub from the restrictions on business combinations contained in Section 203 of the DGCL, and such action is effective as of April 5, 2011.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, in Grand Metropolitan PLC v. Butterworth, a U.S. federal district court in Florida held that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Company conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, use reasonable best efforts to consummate the Offer, the Merger or the Transactions as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Merger Sub might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Merger Sub might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Merger Sub may not be obligated to accept for payment any Shares tendered.

(c) Antitrust Compliance.

United States. The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Under the HSR Act, the parties to the Merger Agreement are required to submit a Notification and Report Form (the “HSR Application”) and observe a 15-day waiting period following Merger Sub’s filing prior to Merger Sub’s acquisition of the Shares. During the 15-day HSR waiting period, the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), will examine the legality under the antitrust laws of Merger Sub’s acquisition of the Shares. At any time prior to the expiration of the 15-day HSR waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Merger Sub’s acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company. Private parties, and state attorneys general, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. The Company and Parent each submitted their respective HSR Applications on April 12, 2011, and requested early termination of the waiting period applicable to the Offer.

Antitrust Laws of Countries and Jurisdictions Other Than the United States. Parent and its subsidiaries conduct business in countries and jurisdictions outside of the United States. In connection with the purchase of Company Common Stock pursuant to the Offer, the laws of certain of these countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Furthermore, the governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that the Company will be able to, or that Parent or Merger Sub will, satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company after purchase of the Shares pursuant to the Offer or the Merger.

(d) Top-Up Option.

The summary of the Top-Up Option in Section 13 of the Offer to Purchase is incorporated herein by reference.

(e) Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Merger Sub acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of the Company Common Stock, Merger Sub will be able to effect the merger after consummation of the Offer without a vote by the Stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of the Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock will be required under the DGCL to effect the Merger.

(f) Section 14(f) Information Statement.

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Stockholders as described in the Information Statement, and is incorporated herein by reference.

(g) Financial Projections.

The Company does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided certain non-probability-weighted unaudited financial forecasts prepared by management to Parent, Merger Sub and other potentially interested parties that were given access to the Company’s virtual data room in connection with their consideration of a potential transaction with the Company, as set forth below under the heading “Unadjusted Case – Non-Probability-Adjusted Projections”. The Company also provided certain probability-weighted financial forecasts prepared by management to Goldman Sachs, as set forth below under the heading “Probability-Adjusted Case – Probability-Adjusted Projections”. The Company has included certain portions of the “Unadjusted Case” projections, which were dated as of February 23, 2011 and provided to Parent, Merger Sub and other potentially interested parties who had access to our virtual data room, and the “Probability-Adjusted Case” projections, which were dated as of March 23, 2011 and utilized by Goldman Sachs in connection with its fairness opinion, in this Schedule 14D-9 to provide Stockholders access to this information. The inclusion of this information should not be regarded as an indication that the Company, Parent, Merger Sub, Goldman Sachs or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual results as further discussed below under the heading “General Discussion Regarding Projections”.

(i) “Unadjusted Case” – Non-Probability-Adjusted Projections.

The “Unadjusted Case” projections were prepared by the management of the Company for the purpose of sharing with Parent, Merger Sub and other potentially interested parties that were provided access to the Company’s virtual data room and showing the potential of the Company’s Azasite® product in three separate cases. The (i) first case, entitled “Bacterial Conjunctivitis Case”, assumes that Azasite® is not approved for either an anterior or posterior blepharitis indication, (ii) second case, entitled “Anterior Indication Case” assumes that Azasite® is approved for an anterior but not posterior blepharitis indication and product sales for such anterior indication commence as of January 1, 2014, and (iii) third case, entitled “Anterior and Posterior Indication Case” assumes that Azasite® is approved for an anterior and a posterior blepharitis indication with product sales for such anterior indication commencing as of January 1, 2014, and product sales for such posterior blehparitis indication commencing as of January 1, 2015. While product sales for the anterior indication are assumed to commence as of January 1, 2014, Phase 3 results are assumed to be available and published in the first quarter of 2013, resulting in increased sales during 2013. The “Unadjusted Case” projections are not probability-adjusted and do not reflect the estimates and judgments of the Company’s management as to the expected future results of operations and financial condition of the Company. Set forth below are certain portions of the “Unadjusted Case” projections that were provided to Parent and Merger Sub and other potentially interested parties that were granted access to the Company’s virtual data room, consisting of the Company’s estimates of financial performance for the fiscal years ending December 31, 2011 through 2018.

Note that these non-probability-adjusted projections:

•

assume all of the Company’s intellectual property rights are maintained for the full exclusivity periods that are currently anticipated by the Company and that there is no generic or other direct competition to the Company’s products until such time as the full exclusivity periods expire;

•	assume no manufacturing issues that may hinder product supply;

•	assume that no new governmental regulations or adverse changes in managed care reimbursement or coverage will be adopted that hinder the Company’s ability to sell products;

•

exclude the impact of the extension of the patent term for two Japanese patents owned by the Company relating to the Diquas product, that result in an additional five years of exclusivity in the case of one patent and approximately 4.5 years of additional exclusivity with respect to the second patent, the result of which is that the manufacture and sale of the Diquas product is protected in Japan under patents that have claims to the drug substance, the formulation, and method of making that now expire in February 2023; and

•	reflect numerous other assumptions of management with respect to generic, business, economic, legal, market and financial conditions and other matters.

These assumptions regarding future events are difficult to predict and many are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing these projections will be realized and actual results may be materially greater or less than those contained in the projections below.

	Bacterial Conjunctivitis Case Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016	2017	2018
	(Millions of dollars)
Total Revenue	$87	$101	$105	$104	$105	$110	$116	$121
Gross Profit	$69	$81	$82	$85	$85	$89	$94	$100
Operating Expenses	$89	$89	$79	$68	$67	$69	$71	$73
Earnings Before Interest and Taxes	$(20)	$(8)	$4	$17	$18	$20	$23	$27

	Anterior Indication Case Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016	2017	2018
	(Millions of dollars)
Total Revenue	$87	$101	$119	$190	$210	$237	$257	$276
Gross Profit	$69	$81	$96	$147	$161	$181	$197	$212
Operating Expenses	$89	$89	$79	$112	$112	$113	$113	$97
Earnings Before Interest and Taxes	$(20)	$(8)	$17	$34	$50	$69	$84	$115

	Anterior and Posterior Indication Case Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016	2017	2018
	(Millions of dollars)
Total Revenue	$87	$101	$119	$190	$272	$368	$445	$522
Gross Profit	$69	$81	$96	$147	$207	$277	$335	$393
Operating Expenses	$89	$89	$91	$133	$134	$135	$136	$113
Earnings Before Interest and Taxes	$(20)	$(8)	$5	$13	$73	$142	$199	$280

The above projections are not probability-adjusted to reflect the view of the Company’s management as to the likelihood of any potential development, regulatory, litigation, commercial or product risks.

(ii) “Probability-Adjusted Case – Probability-Adjusted Projections”

The Company’s management also prepared “Probability-Adjusted Case” projections for the purpose of evaluating the offer from Parent and other potentially interested parties. The projections below represent the “Probability-Adjusted Case” projections that were prepared by the Company’s management to reflect a product-by-product estimate of the likelihood of regulatory approval and successful commercialization, including the potential future competitive environment, market penetration, and management’s product-by-product estimate of patent life and patent product exclusivity, revenue, research and development and other costs, profit and loss and cash flow assumptions, including alternate scenarios and probability of occurrence of those alternate scenarios for specific products. The “Probability-Adjusted Case” projections were made available to Goldman Sachs in connection with its financial analysis. The “Probability-Adjusted Case” projections consisted of the following estimates of financial performance for the period from 2011 through 2023.

	Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(Millions of dollars)
Total Revenue	$90	$103	$115	$155	$182	$215	$243	$269	$191	$57	$25	$28	$4
Gross Profit	$70	$81	$92	$121	$140	$164	$185	$205	$150	$57	$25	$28	$4
Total Operating Expenses	$99	$89	$82	$98	$98	$98	$99	$89	$69	$2	$2	$2	$1
Earnings Before Interest and Taxes	$(29)	$(8)	$9	$24	$42	$67	$86	$116	$81	$55	$23	$26	$3

(iii) General Discussion Regarding Projections.

Inspire’s non-public business and financial information and projections that Inspire provided to Parent, Merger Sub, Goldman Sachs or any other party during the course of such person’s respective due diligence investigation, or in the case of Goldman Sachs, utilization in connection with the financial analysis conducted by Goldman Sachs, were provided solely in connection with such due diligence investigation or utilization and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will be correct.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to the Company’s business. Many of these matters are beyond the Company’s control and, as a result, there is significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. Since the projections cover multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The financial projections were prepared solely for internal use by the Company and its advisors, in the case of the “Probability-Adjusted Case,” and for the use of Parent and other potential interested parties that were given access to the Company’s virtual data room and their respective advisors in the case of the “Unadjusted Case” in connection with a potential transaction with the Company and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after February 23, 2011, in the case of the “Unadjusted Case – Non-Probability Adjusted” projections, or March 23, 2011, in the case of the “Probability-Adjusted Case” projections, the respective dates they were prepared. There can be no assurance that the announcement of the Offer and the Merger will not cause the Company’s customers to delay or cancel purchases of the Company’s products pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales could adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the ability of the Company to achieve the results reflected in such financial projections could be adversely affected by the termination of the Merger Agreement and the Transactions.

The Company has made publicly available its actual results of operations for the quarter and year ended December 31, 2010. You should review the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC to obtain this information. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the projections set forth above. No one has made or makes any representation to any stockholder regarding the information included in these projections.

The Company expects there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, the important factors listed under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC (the “2010 10-K”). All projections and forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the 2010 10-K. The inclusion of projections herein should not be regarded as an indication that such projections will be necessarily predictive of actual future events, and they should not be relied on as such. However, the Company’s management informed Goldman Sachs that the “Probability-Adjusted Case” projections set forth above are the projections that the management of the Company believes reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and, accordingly, upon which, with the Company’s consent, Goldman Sachs relied upon in performing its analysis.

Except as required by applicable securities laws, the Company undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

(h) Litigation.

On April 11, 2011, a purported class action lawsuit was filed against the Company, the Board, Parent and Merger Sub in the Court of Chancery of the State of Delaware under the caption Anthony S. Luttenberger, individually and on behalf of all others similarly situated v. Inspire Pharmaceuticals, Inc. et al., No. 6363. The plaintiff in this case purports to sue on behalf of a class of stockholders of the Company, and alleges that members of the Board breached their fiduciary duties for failing to, among other things, maximize Stockholder value, in connection with the sale of the Company to Parent. The complaint also alleges that the Company, Parent, and Merger Sub aided and abetted the Board in the Board’s purported breach of their fiduciary duties. The relief sought in the complaint is, among other things, an injunction against the potential sale of the Company to Parent, and if the sale is consummated prior to an entry of final judgment, rescission of it or an award to plaintiff for rescissory damages.

On April 14, 2011, a purported class action lawsuit was filed against the Company, the Board, Parent and Merger Sub in the United States District Court for the Eastern District of North Carolina, under the caption Norris Foster, Noah Alpern and Louis Alpern, individually and on behalf of all others similarly situated v. George Abercrombie, et al., No. 5:11-CV-00180. The plaintiffs in this case purport to sue on behalf of a class of stockholders of the Company, and allege that members of the Board breached their fiduciary duties to the members of the class by, among other things, engaging in an unfair process in connection with the sale of the Company to Parent. The complaint also alleges that the Company, Parent, and Merger Sub aided and abetted the Board in the Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of the Company and tender offer, rescission, to the extent already performed, of the Merger Agreement, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.

On April 14, 2011, a purported class action lawsuit was filed against the Company, the Board, Parent and Merger Sub in the Court of Chancery of the State of Delaware under the caption Steve Dougherty, individually and on behalf of all others similarly situated v. Inspire Pharmaceuticals, Inc. et al., No. 6378. The plaintiffs in this case purport to sue on behalf of a class of stockholders of the Company, and allege that members of the Board breached their fiduciary duties in connection with the sale of the Company to Parent. The relief sought includes, among other things, an injunction preventing the proposed sale of the Company.

(i) Forward Looking Statements.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the Transactions; statements regarding the expected timing of the completion of the Transactions; statements regarding the ability to complete the Transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Stockholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the effects of disruption from the Transactions, making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the tender offer documents to be filed by Merger Sub and this Schedule 14D-9 to be filed by the Company. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase dated April 15, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with respect to the Company on April 15, 2011 (the “Schedule TO”)).

Exhibit (a)(2)	Form of Letter of Transmittal dated April 15, 2011 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit (a)(3)	Press Release issued by the Company and Parent dated April 5, 2011 (incorporated by reference to the Company’s Schedule 14d-9c, File No. 005-60739, filed with the SEC on April 5, 2011).

Exhibit (a)(4)	Form of Summary Advertisement published in The Wall Street Journal on April 15, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

Exhibit (a)(5)	Letter to Stockholders of the Company dated April 15, 2011.

Exhibit (a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit (a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit (a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit (e)(1)	Agreement and Plan of Merger, dated as of April 5, 2011, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 001-31577, filed with the SEC on April 8, 2011).

Exhibit (e)(2)	The Information Statement of the Company dated as of April 15, 2011 (included as Annex A to this Schedule 14D-9).

Exhibit (e)(3)	Confidentiality Agreement between MS&D and the Company dated February 23, 2011.

Exhibit (e)(4)	Second Amendment, dated April 5, 2011, to the Rights Agreement, dated October 22, 2002, between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 001-31577, filed with the SEC on April 8, 2011).

Exhibit (e)(5)	Tender and Support Agreement, dated as of April 5, 2011, by and among Parent, Merger Sub and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 99.8 to Warburg Pincus Private Equity IX, L.P.’s Form 13D/A filed with the SEC on April 6, 2011).

Exhibit (e)(6)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Adrian Adams made as of February 18, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 24, 2010).

Exhibit (e)(7)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Andrew I. Koven made as of April 2, 2010 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2010).

Exhibit (e)(8)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and R. Kim Brazzell made as of July 7, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit No.	Description

Exhibit (e)(9)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Joseph K. Schachle made as of July 7, 2010 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit (e)(10)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Joseph M. Spagnardi made as of July 7, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit (e)(11)	Executive Employment Agreement, between Inspire Pharmaceuticals, Inc. and Thomas R. Staab, II, dated as of July 7, 2010 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit (e)(12)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Charles Johnson made as of August 12, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2010).

Exhibit (e)(13)	Company’s Executive Change in Control Severance Benefit Plan, as amended, effective July 8, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2009).

Exhibit (e)(14)	Form of Executive Retention Agreement by and between the Company and each of Messrs. Adams, Koven, Spagnardi and Staab and Dr. Brazzell, each dated March 22, 2011.

Exhibit (e)(15)	Form of Consent relating to the Company’s Executive Change in Control Plan.

Exhibit (e)(16)	Company’s Amended and Restated 2010 Equity Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 8, 2010).

Exhibit (e)(17)	Company’s Director Compensation Policy, amended and restated, effective November 17, 2010 (incorporated by reference to Exhibit 10.57 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on February 25, 2011).

Exhibit (g)	None

Annex A	The Information Statement of the Company dated as of April 15, 2011.
Annex B	Opinion of Goldman, Sachs & Co. dated April 5, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Adrian Adams
Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated: April 15, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase dated April 15, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with respect to the Company on April 15, 2011 (the “Schedule TO”)).

Exhibit (a)(2)	Form of Letter of Transmittal dated April 15, 2011 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

Exhibit (a)(3)	Press Release issued by the Company and Parent dated April 5, 2011 (incorporated by reference to the Company’s Schedule 14d-9c, File No. 005-60739, filed with the SEC on April 5, 2011).

Exhibit (a)(4)	Form of Summary Advertisement published in The Wall Street Journal on April 15, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

Exhibit (a)(5)	Letter to Stockholders of the Company dated April 15, 2011.

Exhibit (a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit (a)(7)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit (a)(8)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit (e)(1)	Agreement and Plan of Merger, dated as of April 5, 2011, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 001-31577, filed with the SEC on April 8, 2011).

Exhibit (e)(2)	The Information Statement of the Company dated as of April 15, 2011 (included as Annex A to this Schedule 14D-9).

Exhibit (e)(3)	Confidentiality Agreement between MS&D and the Company dated February 23, 2011.

Exhibit (e)(4)	Second Amendment, dated April 5, 2011, to the Rights Agreement, dated October 22, 2002, between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 001-31577, filed with the SEC on April 8, 2011).

Exhibit (e)(5)	Tender and Support Agreement, dated as of April 5, 2011, by and among Parent, Merger Sub and Warburg Pincus Private Equity IX, L.P. (incorporated by reference to Exhibit 99.8 to Warburg Pincus Private Equity IX, L.P.’s Form 13D/A filed with the SEC on April 6, 2011).

Exhibit (e)(6)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Adrian Adams made as of February 18, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 24, 2010).

Exhibit (e)(7)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Andrew I. Koven made as of April 2, 2010 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2010).

Exhibit (e)(8)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and R. Kim Brazzell made as of July 7, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit (e)(9)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Joseph K. Schachle made as of July 7, 2010 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit No.	Description

Exhibit (e)(10)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Joseph M. Spagnardi made as of July 7, 2010 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit (e)(11)	Executive Employment Agreement, between Inspire Pharmaceuticals, Inc. and Thomas R. Staab, II, dated as of July 7, 2010 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2010).

Exhibit (e)(12)	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Charles Johnson made as of August 12, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2010).

Exhibit (e)(13)	Company’s Executive Change in Control Severance Benefit Plan, as amended, effective July 8, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2009).

Exhibit (e)(14)	Form of Executive Retention Agreement by and between the Company and each of Messrs. Adams, Koven, Spagnardi and Staab and Dr. Brazzell, each dated March 22, 2011.

Exhibit (e)(15)	Form of Consent relating to the Company’s Executive Change in Control Plan.

Exhibit (e)(16)	Company’s Amended and Restated 2010 Equity Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 8, 2010).

Exhibit (e)(17)	Company’s Director Compensation Policy, amended and restated, effective November 17, 2010 (incorporated by reference to Exhibit 10.57 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on February 25, 2011).

Exhibit (g)	None

Annex A	The Information Statement of the Company dated as of April 15, 2011.
Annex B	Opinion of Goldman, Sachs & Co. dated April 5, 2011.

ANNEX A

INSPIRE PHARMACEUTICALS, INC.

8081 ARCO CORPORATE DRIVE, SUITE 400

RALEIGH, NC 27617

(919) 941-9777

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about April 15, 2011, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Inspire Pharmaceuticals, Inc. (referred to herein as the “Company” or “Inspire”), with respect to the tender offer by Monarch Transaction Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Merck & Co., Inc., a company formed under the laws of New Jersey (“Parent”), to holders of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), and the associated preferred stock purchase rights (collectively, the “Shares”). Unless the context indicates otherwise, in this Information Statement we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub to a majority of the seats on the board of directors of the Company (the “Board” or “Board of Directors”).

BACKGROUND

On April 5, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub has commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $5.00 per Share (the “Offer Price”), net to the sellers in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase, dated April 15, 2011 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight on May 12, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on April 15, 2011.

The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation under the laws of the State of Delaware, and the separate corporate existence of Merger Sub will cease. In the Merger, Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, Merger Sub, any other direct or indirect subsidiary of Parent or of the Company, all of which will be cancelled, and other than Shares held by stockholders who have properly exercised appraisal rights under the General Corporation Law of the State of Delaware) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by the Company with the SEC on April 15, 2011, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Merger Sub or the Board Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Merger Sub commenced the Offer on April 15, 2011. As set forth in the Offer to Purchase, the Offer will expire at 12:00 midnight on May 12, 2011, or any later time to which Merger Sub, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

The Merger Agreement provides that, promptly following the time that Merger Sub accepts for payment, and pays for, the Shares tendered pursuant to and in accordance with the Offer satisfying the Minimum Tender Condition (as defined in the Merger Agreement), and so long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Merger Sub will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board, giving effect to the election of any additional directors by Merger Sub, and (b) the percentage that the number of Shares owned by Parent and Merger Sub or any other subsidiary of Parent bears to the total number of Shares then issued and outstanding. The Company shall take all actions available to the Company to cause Merger Sub’s designees to be so elected or appointed, including increasing the size of the Board or obtaining the resignation of such number of its current directors, and upon Parent’s request, shall cause Merger Sub’s designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board, subject to compliance with applicable securities laws and the marketplace rules of The NASDAQ Stock Market LLC (other than committees comprised solely of Continuing Directors (as defined below) established to take action under the Merger Agreement); provided that, at all times prior to the consummation of the Merger, the Board shall include at least two directors who were on the Board prior to Parent’s designation of the Board Designees and who qualify as independent pursuant to the listing requirements of The NASDAQ Stock Market LLC (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy left by such departed Continuing Director, or if no such Continuing Director remains to fill such vacancy, the other directors then on the Board shall be entitled to designate two persons to fill the vacancies who are not officers, employees, stockholders or affiliates of the Company, Parent, Merger Sub or any other subsidiary of Parent.

Following the election or appointment of Merger Sub’s designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors, or the approval of both Continuing Directors then in office if there is only one or two Continuing Directors, will be required to authorize any amendment to or termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Merger Sub, any waiver of the Company’s rights under the Merger Agreement and any other action of the Board relating to the Merger Agreement other than such actions that could reasonably be expected to adversely affect the interests of the Company’s stockholders (other than Parent or its affiliates)

Information with respect to the Board Designees

As of the date of this Information Statement, Merger Sub has not determined who it will designate to the Board under the circumstances described above. However, such designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated by Merger Sub. Parent has advised the Company that none of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has also advised the Company that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC other than the Offer, the Merger and other transactions contemplated by the Merger Agreement. Parent has advised the Company that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or has a material interest adverse to the Company.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Monarch Transaction Corp., One Merck Drive, Whitehouse Station, NJ 08889, and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Richard N. Kender	55	Senior Vice President, Business Development and Corporate Licensing of Merck & Co., Inc. since April 1, 2006.

Steven H. Koehler	60	Vice President, Schering-Plough Controller and Strategic Projects of Merck & Co., Inc. since November 3, 2009. From March 2006 to November 2009 was Vice President, Corporate Controller of Schering-Plough Corporation.

Mark E. McDonough	46	Vice President and Treasurer of Merck & Co., Inc. since January 1, 2007. From January 1, 2004 to December 31, 2006 was Assistant Treasurer of Merck & Co., Inc.

James McIntyre	42	Executive Director, Corporate Development of Merck & Co., Inc. since July 2008. From January 2007 to July 2008 was Director, Portfolio Management of Merck & Co., Inc. From January 2006 to January 2007 was Director, Pension Investments of Merck & Co., Inc.

Sean T. Mooney	47	Assistant Treasurer of Merck & Co., Inc. since 1998. From September 2005 to April 2008 was Senior Director, Financing and Investments of Merck & Co., Inc.

George Shiebler	52	Vice President, Assistant General Counsel of Merck & Co., Inc. since 1992.

Parent has advised the Company that none of the Potential Designees listed above has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 1,859,814 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), 200,000 shares of which are designated as “Series H Preferred Stock”. As of the close of business on April 1, 2011, there were 83,292,192 shares of Company Common Stock outstanding and no shares of Preferred Stock outstanding.

The shares of Company Common Stock are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of stockholders of the Company. Each share of Company Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth the names, ages and positions of our current directors and executive officers, as of April 1, 2011.

Name	Age	Position
George B. Abercrombie	56	Director
Adrian Adams	60	Director, President and Chief Executive Officer
R. Kim Brazzell, Ph.D.	58	Executive Vice President, Medical and Scientific Affairs
Kip A. Frey	52	Director
Alan F. Holmer	61	Director
Nancy J. Hutson, Ph.D	61	Director
Charles A. Johnson, M.D.	60	Executive Vice President, Research and Development and Chief Medical Officer
Richard S. Kent, M.D.	61	Director
Andrew I. Koven	53	Executive Vice President & Chief Administrative & Legal Officer
Kenneth B. Lee, Jr.	63	Director
Jonathan S. Leff	42	Director
Joseph K. Schachle	46	Executive Vice President, Pulmonary Business
Joseph M. Spagnardi	47	Senior Vice President, General Counsel and Secretary
Thomas R. Staab, II	43	Chief Financial Officer and Treasurer

Our Board of Directors is comprised of eight members and is divided into three classes. One class is elected each year and members of each class hold office for three-year terms. The Board has set the number of directors at eight. There are three Class A Directors, two Class B Directors and three Class C Directors. The Class A, Class B and Class C Directors currently serve until the annual meeting of stockholders to be held in 2013, 2011 and 2012, respectively, and until their respective successors are elected and qualified. George B. Abercrombie, Adrian Adams and Richard S. Kent are our Class A Directors. Kip A. Frey and Kenneth B. Lee, Jr. are our Class B Directors. Alan F. Holmer, Nancy J. Hutson, Ph.D. and Jonathan S. Leff are our Class C Directors.

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). To the knowledge of the Company, no director or officer is a party adverse to the Company or its subsidiaries in any material proceedings, nor has a material interest adverse to the Company or its subsidiaries. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the ten years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the ten years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Directors

George B. Abercrombie, age 56, has served as a director and as a member of our Audit Committee since March 2010. Previously, he served as the President and Chief Executive Officer of Hoffmann-La Roche Inc. and Head of North American Pharmaceutical Operations from 2001 through December 2009. During this time, he led the North American Pharmaceutical Operations for the Roche Group in the U.S. and Canada. Under his leadership, Roche achieved leading market share positions for key marketed products, strengthening the value of Roche’s U.S. business. Prior to Roche, Mr. Abercrombie served as Senior Vice President, Commercial Operations at Glaxo Wellcome Inc., from 1997 to 2001. In this role, Mr. Abercrombie was responsible for all commercial operations in the United States, including pharmaceutical sales and marketing, managed care, business planning and development and late-stage clinical drug studies for the entire U.S. portfolio.

Mr. Abercrombie held positions as Vice President and General Manager, Business Operations, and Vice President and General Manager of the Glaxo Pharmaceuticals Division from 1993 through 1997. Prior to Glaxo, Mr. Abercrombie spent ten years at Merck & Co., Inc., where he held a broad range of positions in sales, marketing, executive sales management and business development. From April 2010 to November 2010, Mr. Abercrombie served as a director and member of the compensation and governance committees at ZIOPHARM Oncology, Inc.

Mr. Abercrombie is qualified to serve as a director due to his wealth of executive management experience and because he has been the lead on many commercial activities in the pharmaceutical industry. He has been involved with various industry associations such as the University of North Carolina School of Pharmacy Foundation and the Duke University Fuqua School of Business Health Sector Advisory Board, the Board of Directors for the Pharmaceutical Research and Manufacturers of America (PhRMA) and the Johns Hopkins School of Hygiene and Public Health. He is also a member of the Board of Directors of Project HOPE, an organization dedicated to achieving sustainable advances in health care around the world. Mr. Abercrombie holds a B.S. in Pharmacy from the University of North Carolina at Chapel Hill and an M.B.A. from Harvard Business School.

Adrian Adams, age 60, has served as our President and Chief Executive Officer and as a director since February 2010. Prior to joining Inspire, Mr. Adams served as President and Chief Executive Officer of Sepracor Inc. from December 2006 until February 2010. Under Mr. Adams’ leadership, Sepracor conducted multiple strategic business development activities, including the in-licensing of seven products and out-licensing deals with two major pharmaceutical companies, prior to its acquisition by Dainippon Sumitomo Pharma Co. Prior to joining Sepracor, Mr. Adams was President and Chief Executive Officer of Kos Pharmaceuticals, Inc. from 2002 until the acquisition of the company by Abbott Laboratories in December 2006. During his tenure he led the transformation of Kos into a fully integrated and profitable pharmaceutical company with annual revenues approaching one billion dollars.

Mr. Adams is qualified to serve as a director because he is a highly qualified pharmaceutical executive with over 30 years of experience in both specialty and large pharmaceutical organizations. In addition to Kos and Sepracor, he has had careers with ICI, SmithKline Beecham and Novartis. Mr. Adams has a broad background encompassing research and development, sales, international and national product marketing, business development and extensive general management experience. Mr. Adams received a B.S. in Chemistry from Salford University in the U.K. Mr. Adams serves as a director of Amylin Pharmaceuticals.

Kip A. Frey, age 52, has served as a director and as a member of our Audit Committee since June 2002, as the Chairman of our Corporate Governance Committee since September 2002, and as the Chairman of our Finance Committee since November 2010. In November 2009, Mr. Frey became the President and CEO of Zenph Sound Innovations, Inc., a music software company backed by Intersouth Partners. From 2001 until November 2009, Mr. Frey was a Partner with Intersouth Partners, one of the most active and experienced venture capital firms in the Southeast. Mr. Frey is also currently an adjunct professor at Duke University. He has taught at Duke since 1994 teaching intellectual property law, entrepreneurship and policy.

Mr. Frey is qualified to serve as a director because of his breadth of experience with life sciences and other technology-based companies, as well as his executive, legal and financial expertise. Prior to joining our Board, he served as 2001-2002 Chairman of the Council for Entrepreneurial Development in Research Triangle Park, North Carolina. He was the Vice President and General Manager of Dynamic Commerce Applications for Siebel Systems from 2000 until 2001. Additionally, between 1998 and 2000, he served as the President and Chief Executive Officer of OpenSite Technologies, Inc., a software company acquired by Siebel Systems in May 2000. Mr. Frey has been the leader and architect of three of Research Triangle Park’s most notable entrepreneurial ventures, Ventana Communications Group, Accipiter, Inc. and OpenSite Technologies, Inc. He is a member of the Board of Directors of Durham Academy and several local civic and charitable organizations. In 1999, Digital South Magazine named him the Southeast’s top CEO. Mr. Frey is a Phi Beta Kappa graduate of the University of Southern California Film School and of Duke Law School.

Alan F. Holmer, age 61, has served as a director since February 2009, as a member of our Corporate Governance Committee since March 2009 and as a member of our Development Committee since June 2010. Mr. Holmer previously served for two years on Inspire’s Board and as a member of the Corporate Governance Committee and the Compensation Committee, resigning in February 2007 to accept an appointment in the U.S. Treasury Department. In January 2009, Mr. Holmer completed service as Special Envoy for China and the Strategic Economic Dialogue, a position to which he was appointed by Secretary of the Treasury, Henry M. Paulson, Jr.

Mr. Holmer is qualified to serve as a director as a result of his significant experience in the healthcare industry, as well as his significant expertise in handling legal, international trade and governmental issues. Prior to his initial service on our Board of Directors, for nearly ten years he was the President and CEO of the Pharmaceutical Research and Manufacturers of America (PhRMA), an organization that represents the interests of leading pharmaceutical and biotechnology companies. In addition to his pharmaceutical industry experience, Mr. Holmer has significant expertise in handling legal, international trade and governmental issues, having held various positions within the office of the U.S. Trade Representative, the Commerce Department and the White House, including serving as Deputy U.S. Trade Representative with rank of Ambassador. Mr. Holmer also served as a partner at the international law firm, Sidley & Austin (now Sidley Austin LLP), and as an associate at Steptoe & Johnson LLP. Mr. Holmer has been involved in many community service organizations, including currently serving as the Chairman of the Board of the Metropolitan Washington, D.C. Chapter of the Cystic Fibrosis Foundation and the Chair of the chapter’s Volunteer Leadership Initiative. He also served as Co-Chairman of the President’s Advisory Council on HIV/AIDS. Mr. Holmer received an A.B. degree from Princeton University and a J.D. from Georgetown University Law Center.

Nancy J. Hutson, Ph.D., age 61, has served as a director and as a member of our Compensation Committee since October 2006. She has also served as the Chairperson of our Development Committee since March 2009. She previously served as a member of our Audit Committee from June 2008 until March 2009. Dr. Hutson retired from Pfizer, Inc, where she spent 25 years in various research and leadership positions, most recently serving as Senior Vice President, Global Research and Development and Director of Pfizer’s largest pharmaceutical R&D site, known as Groton/New London Laboratories. She serves on the Boards of Directors of Cubist Pharmaceuticals, Inc. and Endo Pharmaceuticals, Inc.

Dr. Hutson is qualified to serve as a director as a result of her extensive knowledge and experience in the pharmaceutical industry. Before retiring from Pfizer as a senior executive, Dr. Hutson was an active member of numerous committees, serving as Chair of the Groton/New London Laboratories Leadership Team and the Exploratory Development Strategy Team, and as a member of the Worldwide Development Operations Group, Senior Leadership Team, and the Pharmaceuticals Steering Committee, among others. She was also a sponsor of the Network of Executive Women where she served as a mentor for senior women at Pfizer Global Research & Development. In January 2006, she was awarded a Women of Innovation award by the Connecticut Technology Council for research innovation and leadership for her work at Pfizer’s Groton/ New London Laboratories, where she led 4,500 scientists and managed a budget in excess of $1 billion. She has authored or co-authored more than 45 academic research papers and abstracts. She has served on various community boards, including the African Medical and Research Foundation, the University of Connecticut Health Science Center, and the Connecticut Business & Industry Association. Dr. Hutson received her B.A. in General Biology from Illinois Wesleyan University and her Ph.D. in Physiology and Biochemistry from Vanderbilt University. She completed a post-doctoral fellowship at the Diabetes and Endocrinology Center at Vanderbilt and a post-doctoral fellowship in the Department of Clinical Biochemistry at the University of Oxford.

Richard S. Kent, M.D., age 61, has served as a director and as a member of the Compensation Committee since June 2004. He has also served as the Chairman of our Compensation Committee since September 2004, and as a member of the Development Committee since March 2009. He previously served as a member of our Corporate Governance Committee from June 2004 through March 2009. Dr. Kent is currently a Partner with Intersouth Partners, one of the most active and experienced venture capital firms in the Southeast. From 2002 until April 2008, Dr. Kent served as the President and Chief Executive Officer of Serenex, Inc. until its sale to Pfizer, Inc. and served as President and Chief Executive Officer of Ardent Pharmaceuticals, Inc. from 2001 until joining Serenex.

Dr. Kent is qualified to serve as a director as a result of the breadth and significance of his experience as a former CEO and as a physician with more than 20 years of global pharmaceutical experience, including serving as Senior Vice President, Global Medical Affairs, and Chief Medical Officer of GlaxoSmithKline. Prior to GlaxoSmithKline, Dr. Kent held senior positions at Glaxo Wellcome Inc. and Burroughs Wellcome Co. At Glaxo Wellcome, he was Vice President, U.S. Medical Affairs and Group Medical Director, from 1998 through 2001, in addition to serving on the Board of Directors of Glaxo Wellcome and other senior level operating committees responsible for directing the development and commercialization of the company’s products. Prior to such time, at Burroughs Wellcome, he was International Director of Medical Research. Dr. Kent is chairman of the board of directors of Aldagen, Inc., a privately held company. He serves on Aldagen’s compensation and audit committees. He is also a member of the board of directors of Cempra Pharmaceuticals, a privately held company, where he is also a member of the compensation and audit committees. Additionally, Dr. Kent has supervised dozens of Investigational New Drug Applications and over 20 successful New Drug Applications (and equivalent submissions in Europe and the rest of the world) in a wide range of therapeutic areas including CNS, Antivirals, HIV, Respiratory, Gastrointestinal, Anesthesia/Critical Care, Cardiovascular, and Oncology. Dr. Kent received his undergraduate degree from the University of California, Berkeley and his medical degree from the University of California, San Diego. He completed his medical training at Harvard (Peter Bent Brigham Hospital), Stanford University Medical Center and Duke University Medical Center, and was a member of Duke University’s medical faculty. He is Board certified in both internal medicine and cardiology.

Kenneth B. Lee, Jr., age 63, has served as a director since September 2003 and as Chairman of the Board since February 2005. He has also served as a member of our Compensation Committee and Chairman of our Audit Committee since 2003, serves as our Audit Committee Financial Expert, and has served as a member of our Finance Committee since November 2010. Mr. Lee is currently a General Partner with Hatteras Venture Partners, LLC (formerly BioVista Capital, LLC), which he joined in 2003. Prior to that, he served as President of A.M. Pappas & Associates, LLC, a venture capital concern. He serves on the boards of two other public companies: Maxygen, Inc. and Pozen Inc. At Maxygen, Inc., he serves on the compensation committee, and at Pozen Inc. he serves on the audit committee and the compensation committee.

Mr. Lee is qualified to serve as a director because he has more than 35 years of experience with life sciences and other technology-based companies, as well as his accounting expertise. He brings a wealth of experience to our Audit and Compensation Committees as a former Ernst & Young Partner, where he was employed for 29 years, and was instrumental in the founding and successful development of the Ernst & Young life science practice in the San Francisco Bay Area. Furthermore, during his tenure with Ernst & Young, he co-founded the National Conference on Biotechnology Ventures, the International Strategic Partnering Conference and the Palo Alto Center for Strategic Transactions. Mr. Lee previously served on the boards of CV Therapeutics from 2002 to 2009, Abgenix, Inc. from 2003 to 2006 and OSI Pharmaceuticals from 2007 to 2010. Mr. Lee received a Bachelor of Arts degree from Lenoir-Rhyne College and an M.B.A. from the University of North Carolina at Chapel Hill.

Jonathan S. Leff, age 42, has served as a director and as a member of our Corporate Governance Committee since July 2007, and as a member of our Finance Committee since November 2010. Since January 2000, he has served as a General Partner of Warburg, Pincus & Company, which is the managing partner of Warburg Pincus LLC and as a Member and Managing Director of Warburg Pincus LLC, a private equity investment firm. From January 1999 to December 1999, Mr. Leff served as a Vice President of Warburg Pincus LLC and prior to that, he served as an Associate from July 1996 to December 1998. He is a director of Allos Therapeutics, Inc., InterMune, Inc., Protox Therapeutics, Inc. and Talon Therapeutics, Inc. and several privately held companies.

Mr. Leff is qualified to serve as a director as a result of his significant experience in the pharmaceutical industry, including his responsibility for Warburg Pincus’ investment activities in biotechnology, pharmaceuticals and related industries. Prior to joining Warburg Pincus, he was a consultant at Oliver, Wyman & Co. Pursuant to the terms of a Securities Purchase Agreement with Warburg, dated as of July 17, 2007, and based on Warburg’s ownership interest in Inspire, Mr. Leff was appointed as an investor designee to our Board pursuant to Warburg’s right of designation. Mr. Leff received an A.B. in Government from Harvard College and a M.B.A. from the Stanford University Graduate School of Business.

Executive Officers

Adrian Adams, age 60, has served as the President and CEO of the Company since February 2010. For biographical information regarding Mr. Adams, refer to the Section above entitled “Directors”.

R. Kim Brazzell, Ph.D., age 58, has served as our Executive Vice President, Medical and Scientific Affairs since July 2010. Prior to that, he held the position of Executive Vice President and Head, Ophthalmology Business from January 2009 until July 2010. Previously, he served as Senior Vice President of Ophthalmic Research and Development (R&D) from August 2004 to January 2009. Dr. Brazzell has 20 years of experience in the ophthalmic pharmaceutical industry. Prior to joining Inspire, he served as Global Head of Clinical R&D and Senior Vice President, U.S. R&D, of Novartis Ophthalmics from 2000 until 2004. He has extensive experience in the discovery and development of multiple successful ophthalmic products including Visudyne®, Zaditor®, Rescula® and Betoptic S®. In addition to managing the global clinical R&D group for Novartis Ophthalmics, Dr. Brazzell built and managed the U.S.-based R&D group for Ciba Vision Ophthalmics in Duluth, Georgia, while serving as its Vice-President, R&D, and served as Associate Director, R&D, at Alcon Laboratories, Inc. in Fort Worth, Texas. Dr. Brazzell also has expertise in pharmacokinetics and biopharmaceutics and held positions directing groups in these areas at Alcon Laboratories, Inc. and F. Hoffmann-La Roche Ltd., where he managed activities across several therapeutic areas including cardiovascular, pulmonary and ophthalmology. Dr. Brazzell received a B.S. in Pharmacy and Ph.D. in Pharmaceutical Sciences from the University of Kentucky.

Charles A. Johnson, M.D., age 60, has served as our Executive Vice President, Research and Development and Chief Medical Officer since September 2010. Previously, Dr. Johnson served since 2007 as Chief Medical Officer at APT Pharmaceuticals, a private respiratory company developing inhaled cyclosporine for lung transplant patients. Prior to that, Dr. Johnson worked at Genentech for 13 years where he held several senior leadership positions, including Vice President and Head of the Immunology and Tissue Repair clinical group, with responsibility for the approvals of Rituxan® for rheumatoid arthritis and Lucentis® for wet age-related macular degeneration and for the clinical development of Pulmozyme®, Nutropin®, Activase®, TNKase®, Raptiva® and Xolair®. Dr. Johnson led presentations of the Biologic License Applications for Xolair for asthma and Raptiva for psoriasis during Advisory Committee meetings conducted by the U.S. Food and Drug Administration. Prior to Genentech, Dr. Johnson spent 18 years practicing medicine, including serving as the Director of the Cystic Fibrosis Center at Washington University in St. Louis, MO. Dr. Johnson has presented and published scientific and clinical data in numerous peer-reviewed pulmonary journals. Dr. Johnson received his medical degree from the University of Cape Town in South Africa, gained Board certification in Pediatrics at the Red Cross War Memorial Children’s Hospital and completed his Pediatric Pulmonology Fellowship at Washington University.

Andrew I. Koven, age 53, has served as our Executive Vice President and Chief Administrative and Legal Officer since May 2010. In his role, Mr. Koven is responsible for the legal, intellectual property, corporate development and licensing (CD&L) and compliance departments. Prior to Inspire, Mr. Koven served as Executive Vice President, General Counsel and Corporate Secretary of Sepracor Inc. since 2007. During his time at Sepracor, Mr. Koven was significantly involved with, and managed, all intellectual property, employment, regulatory, corporate governance, litigation, compliance, commercial transactions, sales and marketing policies and procedures and all CD&L and merger and acquisition activities, including the acquisition of Sepracor by Dainippon Sumitomo Pharma in 2009. Prior to Sepracor, Mr. Koven served as Executive Vice President, General Counsel and Corporate Secretary at Kos Pharmaceuticals, Inc. from 2003 through 2007. During this time he was responsible for the legal, compliance and quality assurance departments and was instrumental in all CD&L activities, including the acquisition of Kos by Abbott Laboratories at the end of 2006. Previously, he served as Senior Vice President and General Counsel at Lavipharm Corporation from 2000 to 2003 and held positions of increasing responsibility at Warner-Lambert Company as Assistant General Counsel, Pharmaceuticals N.A. and Assistant General Counsel, Consumer Healthcare N.A. from 1993 to 2000. Mr. Koven also previously served as Counsel, Corporate and Investment Division for the Equitable Life Assurance Society of the United States and as a Corporate Associate in the law firm of Cahill Gordon & Reindell in New York City. Mr. Koven received a B.A. in Political Science from Dalhousie University, in Halifax, Nova Scotia, Canada, an LL.B. from Dalhousie University Law School and an LL.M. from Columbia University Law School in New York City.

Joseph K. Schachle, age 46, has served as our Executive Vice President, Pulmonary Business since July 2010. Prior to that, he held the position of Executive Vice President and Chief, Commercial and Corporate Operations from August 2007 until July 2010. Previously, he served as Executive Vice President and Chief, Commercial Operations from February 2007 until August 2007. Prior to that, he served as Senior Vice President, Marketing and Sales from January 2004 until February 2007 and as Vice President, Marketing and Sales from January 2003 until January 2004. Mr. Schachle has over 20 years experience in pharmaceutical marketing and sales, and has had responsibility for the successful launch of major new products including the marketing of GlaxoSmithKline’s Advair®. His experience includes marketing and sales positions of significant responsibility at The Upjohn Company, GlaxoSmithKline and MedImmune, Inc. Prior to joining Inspire, he most recently served as Director of Marketing for infectious disease products at MedImmune from April 2002 until January 2003, where he was responsible for strategic brand management and promotion of Synagis® and Cytogam®. From June 1998 until April 2001, Mr. Schachle was Director, Marketing for GlaxoSmithKline. Mr. Schachle originally joined Inspire in April 2001 as Vice President, Marketing and Sales. Mr. Schachle holds a B.B.A. in Marketing from James Madison University and an M.B.A. from Old Dominion University.

Joseph M. Spagnardi, age 47, has served as our Senior Vice President, General Counsel and Secretary since March 2006. He previously served as our Vice President and Deputy General Counsel from May 2005 to March 2006. Prior to joining Inspire, Mr. Spagnardi spent over ten years at GlaxoSmithKline (and its predecessor GlaxoWellcome), most recently as Assistant General Counsel for R&D Business Development Transactions, where he structured and negotiated strategic transactions relating to the development and commercialization of pharmaceutical products, development compounds and novel research technologies. Mr. Spagnardi began his career at the law firm of Winthrop, Stimson, Putnam & Roberts (now Pillsbury Winthrop Shaw Pittman LLP), where his practice focused on multi-national transactions in the M&A and Securities area. Mr. Spagnardi received a J.D. with Honors from the University of North Carolina School of Law and a B.S. in Business Administration cum laude from the University of Delaware.

Thomas R. Staab, II, age 43, has served as our Chief Financial Officer and Treasurer since May 2003. He is responsible for leading the finance, information technology, investor relations and facilities departments. Prior to Inspire, he held senior financial positions with Triangle Pharmaceuticals, Inc., a biotechnology company listed on the NASDAQ national exchange prior to its acquisition by Gilead Sciences, Inc. in 2003. These positions included Vice President and Treasurer and Acting Chief Financial Officer. His experience includes equity financing, strategic alliances, mergers and acquisitions, drug commercialization, SEC reporting, treasury management and investor relations. Before joining Triangle, Mr. Staab spent eight years working for PricewaterhouseCoopers LLP providing audit and business advisory services to national and multi-national corporations in the biotechnology, pharmaceutical, pulp and paper and communications industries. He currently serves on the Board of the North Carolina Biosciences Organization and is a member of its Audit Committee. Mr. Staab is also a Board Member and Audit Committee Chairman for the Triangle Community Foundation. He was named CFO of the Year in the Small Public Company category in 2009 by the Triangle Business Journal and CFO of the year in 2010 by Business Leader magazine. Mr. Staab is a Certified Public Accountant and received a B.S. in Business Administration and a Masters of Accounting from the University of North Carolina at Chapel Hill.

CORPORATE GOVERNANCE

General

This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of our corporate governance guidelines, committee charters and code of conduct and ethics described below are available on our website at www.inspirepharm.com. Alternatively, you can request a copy of any of these documents by writing to: Jenny Kobin, Vice President of Investor Relations and Corporate Communications, at our offices located at 8081 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617.

Director Independence

Seven of the eight members of our Board of Directors (the entire Board of Directors, with the exception of Mr. Adams, our President and Chief Executive Officer) are “independent”, as defined in Rule 4200(a)(15) of the Nasdaq Stock Market LLC, or Nasdaq, as affirmatively determined by our Board of Directors

Meetings and Committees of the Board of Directors

During the year ended December 31, 2010, there were ten meetings of our Board of Directors. Each incumbent director attended at least 75% of the meetings of our Board of Directors and any committee or committees on which he or she served, during the period of time that such director served on such committee or committees. It is our policy that all nominees or directors standing for election at an annual meeting of stockholders attend such annual meeting. All persons serving or nominated to serve on our Board of Directors at the time of our 2010 Annual Meeting of Stockholders attended such meeting. Our Board of Directors has established an Audit Committee, a Corporate Governance Committee, a Compensation Committee, a Development Committee and a Finance Committee.

Audit Committee

The Audit Committee currently consists of Mr. Lee, as chairperson, Mr. Abercrombie and Mr. Frey. Mr. Holmer served on the Audit Committee from March 2009 until June 2010, at which time he joined the Development Committee. Mr. Abercrombie joined the Audit Committee in March 2010. Messrs. Abercrombie, Lee, Frey, and Holmer are “independent”, as defined in Nasdaq Rules 4200(a)(15) and 4350(d)(2)(A) and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as affirmatively determined by our Board of Directors. Our Board of Directors has also determined that Mr. Lee is an “audit committee financial expert” as that term is defined by the rules of the Securities and Exchange Commission. Pursuant to guidelines established by a written charter adopted by our Board of Directors, a copy of which is located on our website at www.inspirepharm.com, our Audit Committee assists our Board of Directors in fulfilling its responsibilities of ensuring that management is maintaining an adequate system of internal controls such that there is reasonable assurance that assets are safeguarded and that financial reports are properly prepared, that there is consistent application of generally accepted accounting principles, and that there is compliance with management’s policies and procedures. In performing these functions, our Audit Committee meets periodically with the independent registered public accounting firm (including meeting in an executive session without management present) and management to review their work and confirm that they are properly discharging their respective responsibilities. Our Audit Committee met six times during 2010.

Corporate Governance Committee

Our Corporate Governance Committee currently consists of Mr. Frey, as chairperson, Mr. Holmer and Mr. Leff, each of whom is “independent”, as defined in Nasdaq Rule 4200(a)(15), as affirmatively determined by our Board of Directors. Our Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, reviews the qualifications of candidates and selects the director nominees for each annual meeting of stockholders. Our Corporate Governance Committee also develops and recommends corporate governance principles to our Board of Directors, plans for and assists in the transitioning of directors on to and off of our Board of Directors, provides a review function for directors, helps prepare for management succession, and leads our Board of Directors in complying with its corporate governance principles. A copy of the Corporate Governance Committee Charter is located on our website at www.inspirepharm.com. Our Corporate Governance Committee met three times during 2010.

The Corporate Governance Committee will consider director candidates recommended by our stockholders. In order to be considered by the Corporate Governance Committee, a stockholder must submit, in writing, information regarding such stockholder and the recommended candidate to the Corporate Governance Committee, Attention: Chairperson, c/o Inspire Pharmaceuticals, Inc. – Secretary, 8081 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617. The information must be sent by registered mail or certified mail, return receipt requested, and should include at least the following information: the name, age, business address and residence address of the recommended candidate; the principal occupation or employment of such person; a description of any and all arrangements or understandings between the stockholder and proposed candidate; and any other information about the recommended candidate required to be disclosed in a proxy statement. The recommending stockholder should also include complete contact information with regard to him or herself, indicate the number of shares of our common stock owned by such stockholder and by the recommended candidate, and indicate whether the person recommended as a candidate consents to being named in the proxy statement as a nominee for director.

The following criteria have been identified by our Corporate Governance Committee, and adopted by our Board of Directors, to guide our Corporate Governance Committee in selecting board nominees:

1.	Directors should have high ethical character, and personal and professional reputations that complement and enhance the image and standing of the Company;

2.	The Corporate Governance Committee should generally seek current and/or former executive officers and/or directors of companies and leaders of major organizations, including scientific, government, educational and other non-profit institutions;

3.	The Corporate Governance Committee should seek directors who are recognized as leaders in the fields of pharmaceuticals and biotechnology, particularly those areas of research, development and commercialization undertaken by Inspire, including those who have received awards and honors in their field;

4.	Directors should have varied educational and professional experiences and backgrounds who, collectively, provide meaningful counsel to management;

5.	Directors should generally not serve on the board of directors of more than six publicly traded companies and should have sufficient time to devote to Inspire;

6.	Directors should understand the duties required of directors to our stockholders;

7.	At least two-thirds of the directors on our Board of Directors should be “independent” as defined by Nasdaq and should not have any real or apparent conflicts of interest in serving as a director; and

8.	Each director should have the ability to exercise sound, independent business judgment.

The Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. In evaluating possible candidates for director, the Corporate Governance Committee takes into account all factors it considers appropriate, including the criteria described above, strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board of Directors. As a result, the Corporate Governance Committee seeks candidates who contribute knowledge, experience and skills in at least one of the following core competencies in order to promote a Board of Directors that, as a whole, possesses a good balance in these core competencies: accounting and finance, business judgment, management, general pharmaceutical industry knowledge, ophthalmology knowledge, leadership and strategy/vision. The Corporate Governance Committee also takes into account the core competencies of incumbent directors with a particular focus on their individual professional backgrounds, with the goal of ensuring diversity in the skill sets and applicable professional experience of directors, while promoting balanced perspectives of the Board of Directors as a whole.

There are no differences in the manner in which the Corporate Governance Committee evaluates director nominees based on whether the nominee is recommended by a stockholder. Candidates may come to the attention of the Corporate Governance Committee via the recommendation of current directors, stockholders or other persons. Candidates are evaluated at meetings of the Corporate Governance Committee and, subject to the timing details included above for consideration at our 2011 Annual Meeting, may be considered at any point during the year.

Compensation Committee

Our Compensation Committee currently consists of Dr. Kent, as chairperson, Dr. Hutson and Mr. Lee, each of whom is “independent”, as defined in Nasdaq Rule 4200(a)(15), as affirmatively determined by our Board of Directors. Our Compensation Committee considers compensation of our executive officers and directors and considers, reviews and approves issues and matters concerning the compensation of directors and employees and the objectives and policies instituted by our Board of Directors. For information about the role of executive officers in determining or recommending the amount or form of executive compensation and the role of the Compensation Committee’s consultant in determining or recommending the amount or form of executive compensation, see “Compensation Discussion and Analysis” below. A copy of the Compensation Committee Charter is posted on our website at www.inspirepharm.com. Our Compensation Committee met nine times in 2010.

Development Committee

Our Development Committee currently consists of Dr. Hutson, as chairperson, Dr. Kent and Mr. Holmer. Mr. Holmer joined the committee in June 2010. Our Development Committee is responsible for reviewing and evaluating our plans, policies and programs relating to development, regulatory matters, manufacturing and supply of each of our clinical product candidates. Our Development Committee met eight times in 2010.

Finance Committee

In November 2010, our Board of Directors created a Finance Committee. The members of our Finance Committee consist of Mr. Frey, as chairperson, and Messrs. Lee and Leff. Our Finance Committee is responsible for reviewing and advising our Board of Directors on strategic direction and involvement in fund raising and corporate finance activities, as well as corporate development and licensing activities. With respect to the foregoing activities, the Committee is also responsible for identifying and considering significant emerging trends and issues, and reviewing the status of any ongoing relationships with third parties. Our Finance Committee did not meet during 2010.

Board Leadership Structure

Presently and historically, we have separated the roles of CEO and Chairman of the Board. However, our Board of Directors has not adopted a specific policy on whether the same person should serve in both roles or, if the roles are separate, whether the Chairman should be selected from the non-employee directors or should be an employee. The Board of Directors believes it is most appropriate to retain the discretion and flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership at that time.

Our CEO is responsible for our day-to-day leadership and performance and helping to set our strategic direction. The Chairman of the Board provides leadership to our Board of Directors and works with the Board to define its structure and activities in the fulfillment of its responsibilities. We believe that the members of our Board of Directors possess considerable experience and unique knowledge of the challenges and opportunities we face, and therefore are in the best position to evaluate our needs and how best to organize the capabilities of our directors and senior executives to meet those needs.

We believe that the foregoing structure and practices, when combined with our other governance policies and procedures, provide appropriate oversight, opportunities for discussion, and evaluation of decisions and direction from our Board of Directors.

Board Oversight of Risk Management

The Board of Directors plays an important role in the oversight of risk for the company, with the primary responsibility for managing our risk resting with senior management. The board and committee meeting process are designed to ensure that key risks are reviewed at board and committee meetings. At meetings of the Board, directors are informed of and review, as appropriate, various areas of risk including those associated with operational matters, finance, regulatory, product quality issues and legal proceedings, among others. For example, our chief compliance officer regularly reports to our Audit Committee and reports to our Board of Directors from time-to-time, as appropriate. As another example, our finance group establishes and maintains our insurance programs, and, annually and more frequently as necessary, reviews insurance-related risks with the Audit Committee or full Board of Directors.

Certain committees also serve an important role in risk oversight. Specifically, our internal audit function periodically reports to the Audit Committee on management’s process for identifying and evaluating both company-wide and financial risks. As part of this review, the internal audit function presents key risks, indicates the committee or functional area within the company responsible for identifying and managing the risk, and, with respect to financial risks, summarizes the planned measures to address and/or reduce these risks through targeted actions. The Audit Committee periodically reviews with management certain financial matters, including its investment and borrowing decisions.

Other committees also play a role in risk oversight. For instance, the Compensation Committee evaluates applicable risks associated with the review and implementation of compensatory arrangements.

Code of Conduct and Business Ethics

We have adopted a Code of Conduct and Business Ethics that applies to all of our officers, directors and employees. The Code of Conduct and Business Ethics is available on our website at www.inspirepharm.com. If we make any substantive amendments to the Code of Conduct and Business Ethics or grant any waiver from a provision of the Code of Conduct and Business Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by Nasdaq listing standards or applicable law.

Stockholder Communications with our Board

Stockholders who wish to communicate with our Board of Directors may do so by sending written communications addressed to The Board of Directors, Inspire Pharmaceuticals, Inc., 8081 Arco Corporate Drive, Suite 400, Raleigh, North Carolina 27617 or by sending an email to BoardOfDirectors@inspirepharm.com. This information is also set forth on our website at www.inspirepharm.com.

Certain Relationships and Related Person Transactions

Item 404(a) of Regulation S-K requires us to disclose in this Information Statement any transaction since the beginning of the last fiscal year, or any currently proposed transaction, involving more than $120,000 in which we are a participant and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

In accordance with the terms of our Code of Conduct and Business Ethics, which was adopted by our Board of Directors on March 29, 2007 and became effective on April 16, 2007, we have a written policy that requires our Chief Compliance Officer, our executive officers and directors, and the Audit Committee of our Board of Directors to review and approve, in advance, the terms and conditions of all related person transactions. Related person transactions to which this policy applies includes any transaction to which we may be party with any of our directors, executive officers or 5% stockholders or their respective immediate family members. In each such case, the related person is required to work with our Chief Compliance Officer and with our executive officers and/or directors, as appropriate, to monitor any potential conflict of interest (or appearance thereof) raised by the subject transaction and to ensure that the counter-party to the transaction is acting in the best interests of Inspire and its stockholders. Any transaction entered into by us with any related person will need to be on commercially available terms that are as favorable to us as would be obtainable from an unaffiliated party.

In February 2009, we entered into an agreement with Clinipace, Inc. for the provision of various data management and biostatistics services to support two Phase 2 clinical trials of AzaSite for the treatment of blepharitis. Under this agreement, we paid Clinipace $364,780 upon execution and an additional $171,158 per month for 12 months commencing in March 2009. Following completion of such 12 month period in 2010, we paid Clinipace an additional amount of $48,412 with respect to close-out costs associated with such Phase 2 clinical trials. Clinipace performed similar services in support of other development programs of the company in 2010. In addition, in 2010 we paid Clinipace $1,000 per month to maintain a website system relating to investigator related trial proposals. We had total expenses associated with Clinipace activities in 2010 of $410,032. Kenneth B. Lee, Jr., the Chairman of Inspire’s Board of Directors, is a general partner of Hatteras Venture Partners, LLC, which has a significant ownership in Clinipace. Christy Shaffer, Inspire’s former President and Chief Executive Officer, also serves as a director of Clinipace and has recently become a partner in Hatteras Venture Partners, LLC. Neither Mr. Lee nor Dr. Shaffer has a personal interest in any amounts paid by Inspire to Clinipace. After reviewing this transaction and proposals from other organizations to provide similar services, the Audit Committee determined that the terms of the Clinipace agreement were more favorable to Inspire than the terms reflected in competitive bids provided by other potential service providers and approved the Clinipace agreement in accordance with the applicable provisions of the Inspire Pharmaceuticals, Inc. Code of Conduct and Business Ethics. Mr. Lee did not participate in the Audit Committee meeting at which the Clinipace agreement was discussed and approved.

Compensation Committee Interlocks and Insider Participation

During 2010, our Compensation Committee consisted of Drs. Kent and Hutson and Mr. Lee. None of the directors on the Compensation Committee is or was formerly an officer or employee of Inspire. See “Related Person Transactions” immediately above regarding Mr. Lee’s relationship with Hatteras Venture Partners, and our agreement with Clinipace, Inc. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There were, as of April 1, 2011, approximately 50 holders of record and approximately 7,000 beneficial holders of our common stock. As of April 1, 2011, there were 83,292,192 shares of our common stock outstanding and entitled to vote. The following table sets forth certain information that reflects, unless otherwise noted, as of April 1, 2011, holdings of our common stock by:

•

each person known by us to be the beneficial owner of more than 5% of the total number of shares of our common stock outstanding as of such date, based upon currently available Schedules 13G and other reports filed with the Securities and Exchange Commission;

•	each of our directors, nominees and named executive officers (which includes our former principal executive officer and a former executive officer);

•	all of our directors and executive officers as a group.

The number of shares of our common stock owned by each person is determined under the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after April 1, 2011 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such power with his or her spouse, with respect to the shares set forth in the following table. The inclusion in this table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Applicable percentage of beneficial ownership is based on 83,292,192 shares of our common stock outstanding as of April 1, 2011. Beneficial ownership includes all options which are exercisable and restricted stock units which will have vested within 60 days of April 1, 2011. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them.

Unless otherwise indicated by footnote, the address for each person is: c/o Inspire Pharmaceuticals, Inc., 8081 Arco Corporate Drive, Suite 400, Raleigh, NC 27617.

Stockholder	Number of Shares Beneficially Owned(1)	Percentage Beneficially Owned(2)
(i) 5% Beneficial Owners
Warburg Pincus Private Equity IX, L.P.(3)	22,907,488	27.5%
Wellington Management Company, LLP(4)	5,153,635	6.2%
S.A.C. Capital Advisors(5)	4,931,234	5.9%

(ii) Directors, Nominees and Named Executive Officers:
George B. Abercrombie(6)	18,681	*
Adrian Adams(7)	312,499	*
R. Kim Brazzell, Ph.D.(8)	248,305	*
Kip A. Frey(9)	189,689	*
Alan F. Holmer(10)	69,580	*
Nancy J. Hutson, Ph.D.(11)	131,534	*
Charles A. Johnson, M.B., Ch.B.(12)	0	*
Richard S. Kent, M.D.(13)	149,123	*
Andrew I. Koven(14)	199,723	*
Kenneth B. Lee, Jr.(15)	226,501	*
Jonathan S. Leff(16)	23,025,111	27.6%
Christy L. Shaffer, Ph.D.(17)	1,182,847	1.4%
Thomas R. Staab, II(18)	267,587	*
Benjamin R. Yerxa, Ph.D.(19)	48,257	*

(iii) All directors and executive officers as a group (14 persons)(20)	25,348,707	29.7%

*	Less than one percent
(1)	Beneficial ownership includes all options which are exercisable and restricted stock units which will have vested within 60 days of April 1, 2011. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them.
(2)	Applicable percentage of beneficial ownership is based on 83,292,192 shares of our common stock outstanding on April 1, 2011, unless otherwise noted.
(3)	Based on a Form 4 filed with the Securities and Exchange Commission on August 10, 2009, which reported beneficial ownership as of August, 10, 2009, by Warburg Pincus Private Equity IX, L.P. (“Warburg”), Warburg Pincus IX, LLC, a New York limited liability company and the sole general partner of Warburg (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages Warburg (“WP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC. Warburg is the direct record owner of the 22,907,488 shares of common stock. Due to their respective relationships with Warburg and each other, each of WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy may be deemed to beneficially own the shares. Each of WP, WPP LLC, WP LLC, WP IX LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of all shares of the common stock except to the extent of any indirect pecuniary interest therein. The address of Warburg is 466 Lexington Avenue, New York, NY 10017.
(4)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011, which reported beneficial ownership as of December 31, 2010, by Wellington Management Company, LLP. Such Schedule 13G discloses that Wellington Management, in its capacity as investment advisor, may be deemed to beneficially own 5,153,635 shares of our common stock which are held of record by clients of Wellington Management. The address of Wellington Management is 280 Congress Street, Boston, MA 02210.
(5)

Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2011, which reported beneficial ownership as of December 31, 2010, by: (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of our common stock beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”) and S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant Fund”); (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to shares beneficially owned by SAC Capital Advisors LP, SAC Capital Associates and SAC MultiQuant Fund; (iii) SAC Capital Associates with respect to shares beneficially owned by it; (iv) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); and (v) Steven A. Cohen with respect to shares beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC MultiQuant Fund, CR Intrinsic Investors and CR Intrinsic Investments. SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, and Mr. Cohen own directly no shares. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates and SAC MultiQuant Fund. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen controls each of SAC Capital Advisors Inc. and CR Intrinsic Investors. CR Intrinsic Investments is a wholly owned subsidiary of SAC Capital Associates. As of December 31, 2010, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 4,931,234 shares and (ii) CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own 200,000 shares. Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this footnote, and SAC Capital Associates disclaims beneficial ownership of any securities held by CR Intrinsic Investments. The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc.,

CR Intrinsic Investors, and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; and (ii) SAC Capital Associates is Victoria House, P.O. Box 58, The Valley, Anguilla, British West Indies.
(6)	Includes 1,099 shares of common stock held by Mr. Abercrombie. Also includes 17,582 shares of common stock underlying stock options granted to Mr. Abercrombie which will have vested within 60 days after April 1, 2011. Does not include 13,923 shares of common stock underlying stock options and 19,612 shares of common stock underlying restricted stock units granted to Mr. Abercrombie, which will not have vested within 60 days after April 1, 2011.
(7)	Includes 189,583 shares of common stock held by Mr. Adams. Also includes 109,374 shares of common stock underlying stock options and 13,542 shares of common stock underlying restricted stock units granted to Mr. Adams which will have vested within 60 days after April 1, 2011. Does not include 240,626 shares of common stock underlying stock options and 542,230 shares of common stock underlying restricted stock units granted to Mr. Adams, which will not have vested within 60 days after April 1, 2011.
(8)	Includes 232,305 shares of common stock underlying stock options and 16,000 shares of common stock underlying restricted stock units granted to Dr. Brazzell which will have vested within 60 days after April 1, 2011. Does not include 126,195 shares of common stock underlying stock options and 36,645 shares of common stock underlying restricted stock units granted to Dr. Brazzell, which will not have vested within 60 days after April 1, 2011.
(9)	Includes 2,000 shares of common stock held by Mr. Frey’s children. Also includes 187,689 shares of common stock underlying stock options granted to Mr. Frey which will have vested within 60 days after April 1, 2011. Does not include 2,541 shares of common stock underlying stock options and 6,873 shares of common stock underlying restricted stock units granted to Mr. Frey, which will not have vested within 60 days after April 1, 2011.
(10)	Includes 3,000 shares of common stock held by Mr. Holmer. Also includes 66,580 shares of common stock underlying stock options granted to Mr. Holmer which will have vested within 60 days after April 1, 2011. Does not include 4,416 shares of common stock underlying stock options and 6,873 shares of common stock underlying restricted stock units granted to Mr. Holmer, which will not have vested within 60 days after April 1, 2011.
(11)	Includes 14,800 shares of common stock held by Dr. Hutson. Also includes 116,734 shares of common stock underlying stock options granted to Dr. Hutson which will have vested within 60 days after April 1, 2011. Does not include 2,541 shares of common stock underlying stock options and 6,873 shares of common stock underlying restricted stock units granted to Dr. Hutson, which will not have vested within 60 days after April 1, 2011.
(12)	Does not include 250,000 shares of common stock underlying stock options and 177,524 shares of common stock underlying restricted stock units granted to Dr. Johnson, which will not have vested within 60 days after April 1, 2011.
(13)	Includes 149,123 shares of common stock underlying stock options granted to Dr. Kent which will have vested within 60 days after April 1, 2011. Does not include 2,541 shares of common stock underlying stock options and 6,873 shares of common stock underlying restricted stock units granted to Dr. Kent, which will not have vested within 60 days after April 1, 2011.
(14)	Includes 142,779 shares of common stock held by Mr. Koven. Also includes 50,000 shares of common stock underlying stock options and 6,944 shares of common stock underlying restricted stock units granted to Mr. Koven which will have vested within 60 days after April 1, 2011. Does not include 150,000 shares of common stock underlying stock options and 277,347 shares of common stock underlying restricted stock units granted to Mr. Koven, which will not have vested within 60 days after April 1, 2011.
(15)	Includes 2,400 shares of common stock held by Mr. Lee. Also includes 224,101 shares of common stock underlying stock options granted to Mr. Lee which will have vested within 60 days after April 1, 2011. Does not include 3,812 shares of common stock underlying stock options and 10,309 shares of common stock underlying restricted stock units granted to Mr. Lee, which will not have vested within 60 days after April 1, 2011.
(16)

Includes 117,623 shares of common stock underlying stock options granted to Mr. Leff which will have vested within 60 days after April 1, 2011 and 22,907,488 shares of common stock beneficially owned by Warburg. Does not include 2,541 shares of common stock underlying stock options and 6,873 shares of common stock underlying restricted stock units granted to Mr. Leff, which will not have vested within 60 days after April 1, 2011. Mr. Leff is a general partner of Warburg Pincus & Co., and a managing director and member of WP LLC. As such, Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934) in an indeterminate portion of the shares reported as beneficially owned by Warburg. Mr. Leff disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. The address of Mr. Leff is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. See footnote 3 above.

(17)	Includes 354,047 shares of common stock held by Dr. Shaffer and 800 shares of common stock held by Dr. Shaffer’s children. Also includes 778,000 shares of common stock underlying stock options and 50,000 shares of common stock underlying restricted stock units granted to Dr. Shaffer which will have vested within 60 days after April 1, 2011. Dr. Shaffer resigned as President and CEO effective February 22, 2010.
(18)	Includes 2,000 shares of common stock held by Mr. Staab. Also includes 249,587 shares of common stock underlying stock options and 16,000 shares of common stock underlying restricted stock units granted to Mr. Staab which will have vested within 60 days after April 1, 2011. Does not include 136,713 shares of common stock underlying stock options and 43,446 shares of common stock underlying restricted stock units granted to Mr. Staab, which will not have vested within 60 days after April 1, 2011.
(19)	Includes 32,257 shares of common stock held by Dr. Yerxa. Also includes 16,000 shares of common stock underlying restricted stock units granted to Dr. Yerxa which will have vested within 60 days after April 1, 2011. Dr. Yerxa resigned as Executive Vice President, and Chief, Research and Development effective August 1, 2010.
(20)	Includes an aggregate of 1,998,922 shares of common stock underlying stock options and 84,486 shares of common stock underlying restricted stock units granted to all of the current directors and executive officers as a group which will have vested within 60 days after April 1, 2011. Does not include an aggregate of 1,179,375 shares of common stock underlying stock options and 1,210,108 shares of common stock underlying restricted stock units, which will not have vested within 60 days after April 1, 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, directors, executive officers and any person holding more than 10% of our common stock are required to report their ownership of common stock and any changes in that ownership to the Securities and Exchange Commission on Forms 3, 4 and 5. Based on our review of the copies of such forms furnished to us during, or with respect to, the fiscal year ended December 31, 2010, all required reports have been timely filed.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The purpose of this Compensation Discussion and Analysis is to describe the material elements of compensation provided to our named executive officers for the fiscal year ended December 31, 2010. For such period, our named executive officers were:

•	Adrian Adams, President and Chief Executive Officer;

•	Andrew I. Koven, Executive Vice President and Chief Administrative and Legal Officer;

•	Charles A. Johnson, M.B., Ch.B., Executive Vice President, Research and Development and Chief Medical Officer;

•	Thomas R. Staab, II, Executive Vice President, Chief Financial Officer and Treasurer;

•	R. Kim Brazzell, Ph.D., Executive Vice President, Medical and Scientific Affairs;

•	Christy L. Shaffer, Ph.D., former President and Chief Executive Officer; and

•	Benjamin R. Yerxa, former Executive Vice President and Chief, Research and Development.

These persons constituted our principal executive officer, our principal financial officer, the three other most highly compensated persons who were serving as executive officers at the end of 2010, our former principal executive officer, and a former executive officer who would have been among the most highly compensated executive officers, if he still had been serving as an executive officer at the end of 2010.

Our Compensation Committee is responsible for establishing, implementing and monitoring compensation for our executive officers. During 2010, our Compensation Committee consisted of Dr. Kent, Mr. Lee and Dr. Hutson. Dr. Kent served as Chairman of our Compensation Committee. In undertaking these responsibilities, our Compensation Committee was aided by various persons, including members of our management and representatives of an executive compensation consulting firm retained by our Compensation Committee. This Compensation Discussion and Analysis has been prepared by our management, with input from others, including our Compensation Committee and our compensation consultant.

Overview

Last year was a transitional year for our management team as we welcomed Adrian Adams as our new President and Chief Executive Officer, as well as several other senior executive officers, including Andrew I. Koven, Executive Vice President and Chief Administrative and Legal Officer and Charles A. Johnson, M.B., Ch.B., Executive Vice President, Research and Development and Chief Medical Officer. Additionally, Drs. Shaffer and Yerxa resigned as executive officers, but continued to provide consulting services to the company on an as-needed basis. As a result of the foregoing, all or a significant portion of the compensation provided to five of the seven named executive officers was made pursuant to employment agreements or separation and consulting agreements, which were negotiated between the company and the respective executives. Market forces provided a significant impact on the hiring of the new key executive officers, as it was necessary to offer sufficient compensation to such executives to incentivize them to commence employment with the company.

Employment Agreements and Severance Arrangements

Prior to 2010, we did not have employment agreements with any of our executive officers. In undertaking our search for a new Chief Executive Officer and our searches for other new senior executive officers, our Compensation Committee determined it was necessary and appropriate to enter into employment agreements in order to attract a high level of talent to the company. As a result, we entered into employment agreements with each of Messrs. Adams and Koven and Dr. Johnson when they joined the company. The Compensation

Committee also determined that it was important to the company’s success to retain key executives to execute our business strategies and that it was necessary to enter into employment agreements with those executives as well. As a result, the company also entered into employment agreements with each of Mr. Staab, Dr. Brazzell and two other executive officers. Frederic W. Cook and Co., or FW Cook, an executive compensation consulting firm, provided guidance to our Compensation Committee and Board of Directors with respect to each of the employment agreements described above.

We believe that retention of our named executive officers into the near future is imperative due to our changing business strategy and, in particular, our recent workforce reduction and restructuring activities. We believe it is critical to our future success to retain key individuals to ensure successful delivery of our shift in business strategy. In addition, volatility in the industry resulting from consolidation and increased foreign competition heightens our need to attract, retain and motivate a group of executives with a suitable talent pool. The executive employment agreements also protect the company by setting forth the applicable terms for termination.

At the same time, we are mindful that an employment agreement should not be used as a vehicle to award excessive compensation or to guarantee ongoing benefits in the absence of suitable performance. Accordingly, none of our employment agreements provide for guaranteed base salary increases or cash or equity-based incentives regardless of performance beyond the initial year of employment. Under the agreements, base salaries may be increased only at the discretion of our Compensation Committee. A detailed description of our employment agreements appears under “Employment Agreements with Named Executive Officers” below.

Our Board of Directors and Compensation Committee were also mindful of the contributions made by Drs. Shaffer and Yerxa during their long tenures with the company, as well as their experience and expertise, and longstanding knowledge of the company. The Board of Directors and Compensation Committee believed that it was important that such persons be properly compensated for their contributions. Furthermore, they wanted to assure that there was ample opportunity through consulting arrangements to help with a smooth transition. As a result, the Board of Directors and the Compensation Committee reviewed and approved Separation and Consulting Agreements with both Drs. Shaffer and Yerxa. FW Cook also provided guidance to our Compensation Committee and Board of Directors with respect to such separation and consulting agreements. A detailed description of the separation and consulting agreements appears under “Separation and Consulting Agreements with Named Executive Officers” below.

Summary of Additional 2010 Compensatory Matters

In response to our Compensation Committee’s review of our finances in early 2010, competitive salary information and information from FW Cook about compensation trends in the pharmaceutical industry and the market generally, as well as the Compensation Committee’s previous determination not to award any merit increase in base salary to our executive officers in 2009, the Compensation Committee awarded a merit increase in base salary to Mr. Staab and Drs. Brazzell and Yerxa in 2010. For further discussion, please see “Base Salary” below.

Our Compensation Committee and our Board of Directors believes that management delivered very positive results in 2010, by achieving another year of double-digit annual growth of aggregate revenue, including combined revenue of approximately $60 million for AzaSite® and Elestat®; controlling annual expenses by excellent fiscal management and modification of planned research and development activities; significantly reducing our cash utilization from 2009 levels, including the repayment of all outstanding debt; working with, and amending our underlying agreement with Santen Pharmaceutical Co. Ltd. to develop a long-term supply plan for the active pharmaceutical ingredient for Diquas in Asia; initiating the next steps in our AzaSite clinical program for the potential treatment of blepharitis; preparing for a potential denufosol New Drug Application; redefining the historical agreement with Allergan, Inc. regarding the rights and responsibility pertaining to Restasis® and Prolacria®; and building a focused organization which was strengthened by the addition of new executive officers. Notwithstanding our positive 2010 results, senior management, our Compensation Committee and our Board of Directors were disappointed with the outcome of the TIGER-2 trial, our Phase 3 trial of denufosol tetrasodium for the treatment of cystic fibrosis. As announced in early January 2011, the trial did not achieve statistical significance for its primary efficacy endpoint or three key secondary endpoints. As a result, except with respect to those named executive officers with a contractual bonus, and following management’s recommendation, in early 2011 our Compensation Committee and our Board of Directors awarded bonuses to the current named executive officers that reflected their determination that only 60% of the portion of the annual bonus related to corporate performance would be included in the calculation of their respective bonus amounts. For further discussion, see “Annual Cash Bonus” below.

In March 2011, the Compensation Committee determined, effective immediately, to cease the practice of providing tax gross-up payments and tax reimbursements related to executive perquisites or other payments, pursuant to the terms of any new agreements, plans or policies.

Compensation Philosophy and Objectives

Our compensation program is designed to attract, motivate and retain key management talent that is required to maximize stockholder value, on both a short-term and long-term basis. We believe that compensation for management should be competitive in the marketplace and should be tied to our corporate performance. Therefore, in addition to providing competitive annual base salaries, we believe that a significant portion of total compensation should come from performance-based annual cash bonuses and long-term equity awards. Annual cash bonuses for our executive officers are based largely on corporate performance (80%), with a smaller percentage of the bonuses based on individual performance (20%). We believe that the combination of competitive annual base salaries, annual performance-based cash bonuses and long-term equity awards effectively aligns management motivation and compensation with corporate performance and with stockholder interests.

Implementation of Objectives

Our Compensation Committee oversees and approves all compensation, including equity compensation, change in control and other severance arrangements, for our named executive officers and certain other executive officers. Based on our philosophy and objectives, a greater percentage of cash compensation for our executive officers is based on corporate performance than is compensation for other employees. In addition, all of our full-time employees, including all of our named executive officers, received equity compensation grants in 2010 pursuant to either their respective employment agreements or our Equity Compensation Grant Policy and our equity compensation plans.

When setting 2010 compensation amounts for Mr. Staab and Drs. Brazzell and Yerxa, the Compensation Committee considered recommendations made by Dr. Shaffer, our prior Chief Executive Officer, input from Mr. Adams, our current Chief Executive Officer, and FW Cook. Our Compensation Committee utilized tally sheets prepared by our finance department with respect to 2010 compensation amounts for Mr. Staab and Drs. Brazzell and Yerxa. These tally sheets included salary and bonus information covering at least the four most recent years; information about all of the executive’s stock option and restricted stock unit holdings, including related valuations; and a valuation of amounts that could be received if the executive voluntarily terminates employment or is terminated in connection with a change in control. The tally sheets summarized all of the elements of executive officer compensation in one document that presented our named executive officers’ wealth accumulation potential. The tally sheets are also used by our Compensation Committee to analyze the effectiveness of our equity compensation program and to compare compensation information among our executive officers.

The 2010 compensation amounts for Messrs. Adams and Koven and Dr. Johnson, and with respect to the compensation relating to their respective separations from employment and consulting arrangements,

Drs. Shaffer and Yerxa, were negotiated by the Compensation Committee and, where appropriate, the Board of Directors, with input from FW Cook. In negotiating the employment agreements with Messrs. Adams and Koven and Dr. Johnson, compensation was set at the appropriate level necessary to attract each executive to Inspire. In negotiating the separation and consulting agreements with Drs. Shaffer and Yerxa, compensation was set in relation to the historical pay levels for such individuals, and the appropriate competitive level necessary to result in ongoing consulting services to Inspire.

To help ensure the objectivity of its compensation consultants, during 2010 our Compensation Committee initiated and supervised all work performed by a compensation consultant on behalf of Inspire, except to the extent delegated by our Compensation Committee to management. FW Cook provided advice and guidance with respect to various compensation decisions in 2010, including compensation for employees generally and compensation issues as they specifically related to management and our Board of Directors. During 2010, FW Cook was asked by our Compensation Committee to provide advice about comparative executive officer and director compensation information, including information relating to competitive base salaries, annual bonuses, total cash compensation, long-term incentive grants, carried-interest ownership, gains from equity awards, stock option vesting, and change in control severance compensation. Additionally, in 2010, a representative of FW Cook attended most of our Compensation Committee meetings. While input from our Chief Executive Officer and FW Cook was carefully considered, ultimate decision-making authority rested with our Compensation Committee, which retained discretion over salary, cash bonus, and equity compensation determinations. In late 2010, the Compensation Committee decided to interview new compensation consultants to provide services and, in January 2011, Mercer LLC was engaged for executive compensation consulting services.

Our Compensation Committee also considered market data from a variety of sources, including the Radford Survey covering pharmaceutical and biotechnology companies having between 150 and 499 employees as well as data from a comparative group of publicly traded companies, or the Peer Group, which are listed below. We used the Peer Group data and information from the Radford Survey to help benchmark our executive compensation for Mr. Staab and Dr. Brazzell. The companies in the Peer Group in 2010 were selected by FW Cook based upon various factors, including size, industry, business model, revenues, market capitalization, and number of employees. The Peer Group used by FW Cook in its 2010 analysis was the same Peer Group used in 2009. Our Compensation Committee relied upon management and FW Cook to provide market data and appropriate analyses.

Set forth below is a list of the companies comprising the Peer Group for 2010:

Peer Group Table(1)(2)

	Revenue (in millions)	Net Income (in millions)	Number of Employees	Market Capitalization (in millions)	Annualized Stockholder Return (as of 12/31/10)
Company Name	(for most recent available four quarters ended prior to 12/31/10)		(as of 12/31/10)		1-Year	3-Year
Adolor Corporation	$45.2	$(31.0)	114	$56.1	-17%	-36%
Affymax, Inc.	$138.7	$(16.9)	143	$169.2	-73%	-33%
DURECT Corporation	$28.0	$(26.2)	127	$299.8	40%	-19%
Enzon Pharmaceuticals, Inc.	$88.4	$185.3	317	$725.6	15%	8%
Immunomedics, Inc.	$23.4	$(1.5)	122	$269.5	12%	16%
InterMune, Inc.	$24.2	$(112.3)	121	$2,039.5	179%	40%
Neurocrine Biosciences, Inc.	$20.6	$(18.4)	65	$419.1	181%	19%
NPS Pharmaceuticals, Inc.	$87.4	$(27.0)	53	$528.7	132%	27%
Onyx Pharmaceuticals, Inc.	$322.9	$(73.2)	271	$2,313.3	26%	-13%
OSI Pharmaceuticals, Inc.	$441.0	$64.4	535	$3,468.2	56%	22%
Pozen, Inc.	$43.7	$(1.1)	31	$198.8	11%	-18%
Progenics Pharmaceuticals, Inc.	$22.9	$(51.6)	204	$179.7	23%	-33%
Regeneron Pharmaceuticals, Inc.	$422.2	$(126.4)	1029	$2,699.4	36%	11%
Salix Pharmaceuticals, Ltd.	$288.7	$(58.6)	395	$2,719.5	85%	81%
Trimeris, Inc.	$4.4	$26.0	4	$55.0	-6%	-8%
United Therapeutics Corporation	$546.3	$93.0	410	$3,589.5	20%	9%
Inspire Pharmaceuticals, Inc.	$105.7	$(33.8)	240	$695.9	52%	12%

(1)	Source: Standard & Poor’s Research Insight database
(2)	OSI Pharmaceuticals was acquired by Astellas US Holding, Inc. in June 2010. Data for OSI Pharmaceuticals is for periods ending March 31, 2010.

In 2010, our executive compensation program consisted of the following forms of compensation:

•	Base salary;

•	Annual cash bonus;

•	Equity compensation; and

•	Standard employee benefits.

In addition, Messrs. Adams and Koven received certain additional benefits in accordance with the terms of their respective employment agreements. See “Employment Agreements with Named Executive Officers” below for additional information regarding such additional benefits.

Role of Executive Officers in Compensation Decisions

Certain executives were involved in the implementation of our executive compensation programs in 2010 at the request of the Compensation Committee, including Mr. Adams, our current President and Chief Executive Officer, who attended various Compensation Committee meetings in 2010 following his arrival and Dr. Shaffer, our former Chief Executive Officer, who attended various Compensation Committee meetings in early 2010 prior to her departure.

In early 2011, Mr. Adams reviewed our 2010 corporate performance and the annual performance of each of the executive officers and presented his conclusions and recommendations regarding bonus award amounts and other compensation matters to the Board of Directors and the Compensation Committee for their consideration. Our Board of Directors and Compensation Committee considered Mr. Adams’ recommendations in exercising its judgment regarding executive compensation. Mr. Adams’ performance was reviewed independently by our Compensation Committee.

Base Salary

Overview

We provide each named executive officer with a competitive annual base salary which is primarily market-based. We believe that a competitive base salary serves to attract, motivate and retain talented executives. We also believe it is important to provide adequate fixed compensation to executives working in a highly volatile and competitive industry. We provide fixed salary compensation based on competitive market practice in our industry and our geographic region with the goal of rewarding core competence in applicable management roles relative to skills, experience and contributions towards our goals.

Our Compensation Committee typically reviews base salary amounts and approves annual adjustments in the first quarter of each year. In negotiating or setting base salaries in 2010, our Compensation Committee reviewed comparative pay information and other information provided by management and by FW Cook. In relation to Messrs. Adams and Koven and Dr. Johnson, we provided compensation at an appropriate level necessary to attract each executive to Inspire. In relation to our other 2010 named executive officers, our Compensation Committee did not benchmark the salaries of our named executive officers to any particular percentile within the Peer Group or to any other third-party metric. However, our Compensation Committee used the information provided by management and FW Cook, its industry experience and its discretion when setting salaries for the other named executive officers. Our Compensation Committee currently intends to review comparative pay information and to re-evaluate the companies included in the Peer Group on an annual basis, or more frequently if deemed appropriate.

Base Salaries for Fiscal Years 2009, 2010 and 2011

For 2009, the Compensation Committee decided not to award any merit increase in base salary to the executive officers. The Compensation Committee based this determination on a review of our finances in early 2009, our 2009 budgeted fiscal requirements, the declining stock market and credit market conditions in late 2008 and early 2009, competitive salary information and information from FW Cook about compensation trends in the pharmaceutical industry and the market generally, the restructuring of our research and development function, input from the executive officers, and the Compensation Committee’s experience and discretion.

For 2010, Mr. Staab and Drs. Brazzell and Yerxa were each awarded merit increases, effective in March 2010. The Compensation Committee based these increases on the lack of a merit increase in 2009, information from FW Cook about compensation trends in the pharmaceutical industry generally, information regarding local compensation trends, the 2009 performance of the executive, and the Compensation Committee’s experience and discretion. In addition, after input from management, Mr. Staab’s salary was later increased by the Compensation Committee at the time we entered into employment agreements with the other executive officers. This increase was implemented by the Compensation Committee as a result of Mr. Staab’s exemplary performance and to more appropriately align his salary with the salaries of CFOs at the peer group companies. The 2010 base salaries of Messrs. Adams and Koven and Dr. Johnson were determined in relation to the negotiation of their respective employment agreements prior to joining the company in 2010.

For 2011, the Compensation Committee and the Board of Directors agreed with management’s proposal to not award any merit increase in base salary to any of the company’s employees, including the named executive officers. The Compensation Committee based this determination in large part on the disappointing outcome of the TIGER-2 clinical trial.

The table below shows base salary rates for each named executive officer at December 31, 2009, at December 31, 2010, and in February 2011 following the determination that no merit increase would be made at such time:

Name	Title	Ending 2009 Salary	2010 Merit (%) Increase		2010 Salary		2011 Percentage (%) Increase	2011 Salary
Adrian Adams	President & CEO	n/a	n/a		$650,000	(1)	none	$650,000

Andrew I. Koven	EVP and Chief Administrative and Legal Officer	n/a	n/a		$425,000	(2)	none	$425,000

Charles A. Johnson, M.B., Ch.B.	EVP, Research and Development & Chief Medical Officer	n/a	n/a		$395,000	(3)	none	$395,000

Thomas R. Staab, II	EVP, CFO & Treasurer	$305,000	6.5	%(4)	$360,000	(4)	none	$360,000

R. Kim Brazzell, Ph.D.	EVP, Medical and Scientific Affairs	$318,000	4.0%		$330,720		none	$330,720

Christy L. Shaffer, Ph.D.	Former President & CEO	$467,943	none		n/a	(5)	n/a	n/a

Benjamin R. Yerxa, Ph.D.	Former EVP and Chief, Research and Development	$330,000	2.0%		$336,600	(6)	n/a	n/a

(1)	Established pursuant to the terms of the employment agreement with Mr. Adams. See “Employment Agreements with Named Executive Officers” below for further discussion of his employment agreement.
(2)	Established pursuant to the terms of the employment agreement with Mr. Koven. See “Employment Agreements with Named Executive Officers” below for further discussion of his employment agreement.
(3)	Established pursuant to the terms of the employment agreement with Dr. Johnson. See “Employment Agreements with Named Executive Officers” below for further discussion of his employment agreement.
(4)	In March 2010, Mr. Staab’s 6.5% merit increase resulted in a salary of $324,825. In July 2010, Mr. Staab’s salary was increased to $360,000 in connection with the signing of his employment agreement.
(5)	Resigned as President and Chief Executive Officer effective February 22, 2010.
(6)	Resigned as Executive Vice President and Chief, Research and Development effective August 1, 2010

Annual Cash Bonus

Overview

We provided each named executive officer with the opportunity to earn an annual cash bonus based on both corporate and individual performance. We provide these opportunities to drive the achievement of short-term financial and non-financial goals that are intended to help create long-term value. Messrs. Adams and Koven are entitled to annual cash bonuses in accordance with the terms of their respective employment agreements. Our other executive officers, including Mr. Staab and Drs. Brazzell and Johnson are eligible to receive an annual cash bonus pursuant to our Executive Officer Cash Bonus Plan, or the Cash Bonus Plan. Because Messrs. Adams and Koven are entitled to receive cash bonuses under their respective employment agreements, they are not entitled to receive bonuses under our Cash Bonus Plan. The annual cash bonus provisions in our agreements with Messrs. Adams and Koven, and the Cash Bonus Plan, were designed to align annual financial rewards to each named executive officer with our corporate performance and the respective executive’s performance during the prior year.

Employment Agreement-Based Cash Bonuses

Messrs. Adams and Koven and Dr. Johnson received their 2010 cash bonuses in accordance with the terms and conditions of their respective employment agreements. The Compensation Committee believes it was necessary and appropriate to provide for guaranteed bonuses for such officers in relation to their first year of employment to help provide sufficient incentive to attract such officers to become employed by the company. Under his agreement, Mr. Adams is eligible for an annual cash incentive award equal to: 75% of base salary for performance at threshold levels; 100% of base salary for performance at target levels; and 150% of base salary for performance at or above maximum levels. The agreement with Mr. Adams provides that his annual cash bonus payable in 2011 with respect to 2010 performance would not be less than $650,000. Under his agreement, Mr. Koven is eligible for an annual cash incentive award equal to 60% of base salary for performance at target levels. The Board will meet annually and consult with Mr. Koven to determine the cash bonus for the year. The agreement with Mr. Koven provides that his annual cash bonus payable in 2011 with respect to 2010 performance would not be less than $255,000. The agreement with Dr. Johnson guaranteed an annual 2010 cash bonus (payable in 2011 in accordance with our Cash Bonus Plan) equal to his target bonus pro-rated to reflect the portion of the year during which he was employed by the company.

Executive Officer Cash Bonus Plan

Under the Cash Bonus Plan, a target and maximum incentive level was established for the positions of each applicable named executive officer. In determining the target and maximum incentive levels, the Compensation Committee reviewed our historical bonus practices and the base salaries of our executives, as well as 25th percentile, median and 75th percentile comparative data relating to both bonus compensation and total compensation of the Peer Group. The following table summarizes the bonus opportunities for Mr. Staab and Drs. Brazzell and Johnson, each of whom is an Executive Vice President, pursuant to the terms of our Cash Bonus Plan:

Employee Title	Threshold	Target	Maximum
Executive Vice President	0%	50%	75%

The maximum bonus for each of Mr. Staab and Drs. Brazzell and Johnson was 150% of their respective target and the minimum bonus, or threshold, for each named executive officer was zero. Target incentives, as a percent of salary, increase with executive rank so that, as rank increases, a greater proportion of total cash compensation is based upon annual corporate and individual performance. The Compensation Committee also has discretion to determine individual bonus amounts based on factors outside the executive’s goals, self-assessment or performance review. Under the Cash Bonus Plan, unless otherwise determined by the Compensation Committee, 80% of each named executive officer’s bonus is attributed to our corporate performance and 20% is based on the applicable executive’s individual performance. As a result, the cash bonuses under the Cash Bonus Plan are highly dependent on our corporate performance.

2010 Annual Cash Bonuses

Actual payouts are determined by our Compensation Committee, after considering recommendations from senior management, based on overall corporate performance, including achievement of corporate goals and on overall individual performance. In early 2010, Dr. Shaffer prepared corporate goals for 2010, which were approved by our Board of Directors following review and modification by Mr. Adams and our Compensation Committee. Financial goals, as well as project-oriented goals, were established. The project-oriented goals were determined based on the key achievements that were identified as those most likely to be critical to our success. The financial goals were established to promote growth in revenues over 2009 levels, to manage our expenses, and to reduce cash utilization as compared to 2009. The project-oriented goals included business development goals established to advance our denufosol program and strengthen our AzaSite and ophthalmology franchise, and corporate goals designed to assure we had key personnel and a good working environment. The goals were meant to be realistic milestones, the accomplishment of which we believed was integral to our success both in the short- and long-term. Once the corporate goals were finalized and approved by our Board of Directors, they were communicated to executives verbally and in writing. The executive officers were made aware of our overall bonus program, targets, annual goals and performance measures that impact their annual bonus payouts.

The extent to which corporate goals are achieved is assessed by our Compensation Committee with input from our Chief Executive Officer, other members of our Board of Directors and management. In finalizing and approving the goals, our Board of Directors indicated that the Compensation Committee’s review of the goals and any other significant developments to occur in 2010 should involve the following items:

•	Timeliness of achieving the goals;

•	Outcome of clinical trials and quality of data in determining next steps in clinical programs;

•	Interactions, meetings and relationships with the FDA and other regulatory agencies;

•	Enhancement of stockholder value;

•	Review of one-year and three-year stockholder returns;

•	Maintenance of high ethical standards; and

•	Other matters deemed appropriate by the Compensation Committee.

For the fiscal year ended December 31, 2010, after input from management, our Compensation Committee determined that the corporate component of the Cash Bonus Plan would fund at 60% of the target bonus amount for all of our eligible participants, including Mr. Staab and Dr. Brazzell, based upon our 2010 corporate performance, including our progress towards the achievement of the following four corporate objectives, which were weighted as set forth below:

•	Financial and Commercial (30%);

•	Research and Development (30%);

•	Corporate Development and Licensing (30%); and

•	People and Operational Excellence (10%).

Each of the four corporate objectives included various goals to help the Compensation Committee measure the success of the company in achieving the corporate objectives. The financial and commercial objective included the following goals:

•	Revenues – achieve 2010 net revenue that falls within our stated 2010 financial guidance of $100 – $111 million;

•	AzaSite and Elestat revenue – grow combined revenue to $62 million;

•	Restasis revenue – maximize revenue; and

•	Expenses – manage expenses such that total operating expenses fall within our stated 2010 financial guidance and that “controllable” operating expenses do not exceed $159 million.

The research and development goals included the following:

•	AzaSite for blepharitis – review and analyze Phase 2 program steps; initiate next steps in clinical program for blepharitis indication;

•	AzaSite – discuss with the FDA appropriate bridging and stability studies to enable potential launch of new bottle; improve efficiency of manufacturing process; and

•

Denufosol program – prepare for NDA filing; improve efficiency and quality of manufacturers; complete API process validation; explore alternative delivery devices; initiate safety studies for potential expansion of treatment candidate; solidify EU regulatory strategy; and plan commercial initiatives related to potential launch.

The corporate development and licensing goals included the following:

•	Restasis revenue – work with Allergan, Inc. to maximize revenue;

•

Diquafosol program – work with manufacturer to facilitate the creation of an acceptable API supply arrangement for Santen Pharmaceutical Co. Ltd., which removes Inspire from its previous supply obligation;

•	Business development opportunity – identify and secure at least one business development opportunity; and

•	Denufosol delivery device – identify and progress a more efficient delivery device for future evolution.

The goals associated with people and operational excellence included the following:

•	Turnover – maintain low employee turnover, and reorganize and focus management structure to enhance efficiency and accountability; and

•	Talent – recruit and retain key talent.

Our Compensation Committee and the Board of Directors applied a subjective approach in determining an appropriate bonus percentage.

In addition to considering the goals described above, when reviewing our corporate performance, the Compensation Committee and the Board of Directors also considered the overall performance of the company as a whole and the early 2011 disappointing results of the TIGER-2 clinical trial. While the Compensation Committee considered numerous factors, including the outcome of all of the goals described above, the most significant factors in their determination were: the outcome of the TIGER-2 clinical trial; the achievement of net revenues of $106.4 million, which was above the midpoint of our financial guidance; managing operating expenses to $142.2 million, which was less than the low end of our guidance of $145-$159 million; managing “controllable” expenses to approximately $132 million; achieving our cash utilization goal; repaying our outstanding debt in full; preparation for a potential denufosol NDA and product launch; and the increase during 2010 in the daily closing price of our common stock from $5.52 on December 31, 2009 to $8.40 on December 31, 2010.

Our Compensation Committee and the Board of Directors concluded that the company had a very strong year financially, including double-digit growth of revenues and managing expenses below the low end of the guided range; prepared well for a potential NDA and denufosol product launch; amended existing manufacturing and supply agreements with respect to the diquafosol API; amended the agreement with Allergan, Inc. relating to Restasis; progressed work on a new AzaSite bottle; initiated an exploratory Phase 2 clinical study of AzaSite for the treatment of blepharitis; recruited several key officers and other employees; and kept employee turnover low. It was also noted, notwithstanding various offers and significant effort that the company had not managed to secure at least one business development opportunity. Following its review, the Compensation Committee determined that during the last year, the company had achieved 90% of its corporate goals that had been established with respect to its four objectives.

However, notwithstanding all of the company’s successes in 2010, the Compensation Committee and the Board of Directors specifically noted the importance of the TIGER-2 clinical trial to the company, and noted that the trial failed to meet its primary and key secondary endpoints. The Compensation Committee further noted that the TIGER-2 clinical program was directly tied to the company’s research and development function. The Compensation Committee concluded that, although the company had achieved its research and development objective for the year, the outcome of the TIGER-2 trial to the company was sufficiently important that no bonus should be provided to the company’s employees, including the applicable named executive officers, with respect to the research and development objective. As a result, the Compensation Committee and the Board of Directors decided that the determination regarding corporate performance should be reduced by the full amount of the weighting for the research and development objective (30%). In conclusion, for the fiscal year ended December 31, 2010, our Compensation Committee determined that the corporate component of the Cash Bonus Plan would fund at 60% of the target bonus amount for all of our eligible participants.

The individual performances of Messrs. Adams and Koven and Dr. Johnson were also evaluated by the Compensation Committee and the Board of Directors. It was noted that the employment agreements that were entered into by each of these executives provided for minimum bonus amounts in relation to 2010 performance, which the Compensation Committee had previously determined was necessary and appropriate to provide incentive to such executives to join the company. The Committee concluded that while each of the executives had performed well in 2010, in light of the outcome of the TIGER-2 trial, the annual cash bonuses for Messrs. Adams and Koven and Dr. Johnson would be made at the minimum amounts permitted under their respective employment agreements.

In addition, our Compensation Committee evaluated independently Mr. Staab’s and Dr. Brazzell’s performance based on review of their respective job functions, including Mr. Adams’ assessment of the performance of each executive. Generally, each review encompassed the executive’s:

•	management of major projects;

•	contribution toward achievement of corporate goals; and

•	leadership capability and effectiveness.

Specifically, with respect to Mr. Staab, the Compensation Committee focused primarily on Mr. Staab’s roles in relation to the financial and commercial, and corporate development and licensing objectives described above. The Compensation Committee noted his oversight of the financing and accounting, information technology, facilities, investor relations and public relations departments; his role with respect to investor and analyst meetings; his work regarding insurance reimbursement, and his overall leadership. Moreover, Mr. Staab’s role in helping reduce expenses, including officer and director insurance costs, secure and receive unbudgeted tax grants, and spearhead the company’s move into its new headquarters, including the negotiation of the lease, was also considered. As a result, the Compensation Committee concluded that Mr. Staab had exceeded his individual performance goals and that the related component of Mr. Staab’s bonus would be funded at his maximum amount under the Cash Bonus Plan.

Specifically, with respect to Dr. Brazzell, the Compensation Committee focused on Dr. Brazzell’s role in relation to each of the four corporate objectives described above. Our Compensation Committee considered his leadership of our Medical Affairs group, coordination with our commercial and compliance groups, advising the development team on study design and regulatory strategies, as well as developing and overseeing the implementation of strategic plans with respect to our ophthalmology clinical trials. As a result, the Compensation Committee concluded that the individual performance component of Dr. Brazzell’s bonus would be funded at his target amount under the Cash Bonus Plan.

In accordance with the guidelines provided under the Cash Bonus Plan, 80% of Mr. Staab’s and Dr. Brazzell’s bonus was attributed to our corporate performance and 20% was based on the applicable executive’s individual performance. After reviewing each executive’s performance for the fiscal year ended December 31, 2010, the Compensation Committee funded Mr. Staab’s bonus at 78% of target and Dr. Brazzell’s bonus at 68% of target.

The table below details annual bonus targets, maximums and actual payments made under the Cash Bonus Plan for each of the named executive officers with respect to the fiscal year ended December 31, 2010:

Name	2010 Target Bonus		2010 Maximum Bonus		2010 Actual Bonus		Percent (%) of Base Salary	Percent (%) of Target	Percent (%) of Maximum
Adrian Adams.	$650,000		$975,000		$650,000		100%	100%	67%
Andrew I. Koven	$255,000		n/a	(1)	$255,000		60%	100%	n/a (1)
Charles A. Johnson, M.B., Ch.B.	$197,500		$296,250		$58,000	(2)	15%	29%	20%
Thomas R. Staab, II	$180,000		$270,000		$140,000		39%	78%	52%
R. Kim Brazzell, Ph.D.	$165,360		$248,040		$113,000		34%	68%	46%
Christy L. Shaffer, Ph.D.	n/a		n/a		n/a		n/a	n/a	n/a
Benjamin R. Yerxa, Ph.D.	n/a	(3)	n/a		n/a	(3)	n/a	n/a	n/a

(1)	The target bonus for Mr. Koven is 60% of his salary as set forth in his employment agreement. A maximum bonus amount is not set forth in such agreement.
(2)	Bonus was prorated to reflect the portion of the year Dr. Johnson was employed by Inspire. Comparing his bonus to his actual paid salary for 2010 of $116,728, the percent of his salary, percent of his target bonus and the percent of his maximum bonus was 50%, 100% and 67%, respectively.
(3)	Dr. Yerxa’s severance payment of $434,775 under his Separation and Consulting Agreement consisted of his then current salary ($336,600) and the pro-rated amount of his 2010 target bonus under our Cash Bonus Plan ($98,175). Based on the pro-rated portion of the year for which he served as an executive officer, the portion of Dr. Yerxa’s severance payment that represented the pro-rated amount of his 2010 target bonus was 50% of his salary, 100% of his target bonus and 67% of his maximum bonus, respectively.

Discretionary Awards

Our Compensation Committee may from time to time make discretionary bonus awards outside of the annual cash bonus program to our executive officers. In August 2010, Dr. Johnson was awarded a sign-on bonus as a condition under his employment agreement. In connection with his termination and severance, and in recognition of his service to the company, Dr. Yerxa was also awarded a travel voucher.

Equity Compensation

Overview

Our Compensation Committee strongly believes that equity compensation should be a primary component of our executive compensation program. Equity compensation can be effective in aligning executives’ long-term interests with those of stockholders, as the ultimate value realized by recipients is dependent upon the stock price performance of our common stock. Equity compensation also serves to retain the services of key employees, as all equity awards are granted with time-based vesting conditions that must be fulfilled before the award has any value to the recipient.

In 2010, we granted equity compensation to Messrs. Adams and Koven and Dr. Johnson in accordance with the terms and conditions of their respective employment agreements. We also granted equity incentive awards consisting of stock options and restricted stock units to Mr. Staab and Drs. Brazzell and Yerxa (until his resignation) under our Amended and Restated 2010 Equity Compensation Plan in accordance with our Equity Compensation Grant Policy.

In 2010, the Compensation Committee reviewed its compensation practices with respect to the company’s executive officers, including the named executive officers. As part of its review, the Compensation Committee engaged FW Cook to conduct a review of the company’s compensation practices, as well as competitive equity compensation practices among peer group companies. As part of its report to the Compensation Committee,

among other items, FW Cook analyzed the carried-interest ownership of our executive officers and the in-the-money value of carried-interest ownership, at various alternative stock prices. The Compensation Committee, with input from Mr. Adams and guidance with FW Cook, reviewed the incentive and retentive value of the existing equity compensation grants to the executive officers, including the named executive officers that had been with the company for several years. It was noted that it was particularly important to gauge the value of old grants and internal discrepancies when making new grants, to help assure that the company’s equity compensation practices were providing the intended incentive and retentive value. As a result, in 2010, the Compensation Committee increased the amount of equity compensation grants made to Mr. Staab and Dr. Brazzell.

Stock Options

We historically granted equity compensation primarily in the form of stock options. As stock options have value to the recipient only if our stock price increases from the date of grant, we believe that stock options can be effective in aligning executives’ long-term interests with those of stockholders. Stock option grants are made based on subjective factors such as individual performance and level of existing equity holdings. Individual performance is assessed in relation to the executive’s performance in assisting the company to reach the applicable corporate objectives described above in relation to cash bonus awards, along with such other factors as may be determined appropriate by the Compensation Committee from time to time.

The exercise price of all stock option grants is set as the closing stock price on the date of grant. Option awards granted to executive officers during the fiscal year ended December 31, 2010 pursuant to our Equity Compensation Grant Policy vest over four years, with 25% vesting on the first anniversary of the date of grant, and the remaining 75% vesting in thirty-six monthly installments thereafter. Each option granted to our executive officers since 2005 also has a seven-year maximum option term. The Compensation Committee believes it was necessary and appropriate to provide sign-on stock options to each of Messrs. Adams and Koven and Dr. Johnson to help provide sufficient incentive to attract such officers to become employed by the company. Additionally, the stock options granted to Messrs. Adams and Koven were 25% vested on the grant date to help quickly align their interests with stockholders. Dr. Shaffer received stock options with 100% immediate vesting pursuant to the terms of her Separation and Consulting Agreement. See “Employment Agreements with Named Executive Officers” and “Separation and Consulting Agreements with Named Executive Officers” below for a discussion of the terms and conditions of such grants.

Our Equity Compensation Grant Policy provides, among other items, that unless otherwise determined at the discretion of our Board of Directors or the Compensation Committee, annual stock option grants, if any, will be granted under our Amended and Restated 2010 Equity Compensation Plan at four pre-established times each year following the filing of our quarterly reports on Form 10-Q and our annual report on Form 10-K, as applicable. During 2010, we granted stock option awards on March 18, May 12, August 11 and November 10 to eligible executive officers, including Mr. Staab and Dr. Brazzell. In accordance with our Equity Compensation Grant Policy, stock options and restricted stock units were granted on an 80%/20% basis in 2010. Messrs. Adams and Koven and Dr. Johnson were not granted any equity compensation under our Amended and Restated 2010 Equity Compensation Plan or Equity Compensation Grant Policy in 2010. Instead, as previously described, they received equity compensation in accordance with their respective employment agreements. For more information about the stock options we granted to our named executive officers in 2010, see the “Grant of Plan Based Awards During Fiscal Year 2010” table under “Executive Compensation” below.

Restricted Stock Units

Quarterly equity compensation grants to applicable executive officers in 2010, including Mr. Staab and Dr. Brazzell, under our Equity Compensation Grant Policy included restricted stock units. Restricted stock unit awards granted to executive officers during 2010 vest over four years, with 25% vesting on June 1, 2011, 25% vesting on June 1, 2012, 25% vesting on June 1, 2013, and 25% vesting on June 1, 2014. In 2010, we granted restricted stock unit awards to executive officers, including Mr. Staab and Dr. Brazzell, on March 18, May 12, August 11 and November 10. Restricted stock units were provided to increase our executive’s ownership interest in the company and to help assure that the desired retentive and incentive effect of equity compensation grants is achieved.

Sign-on restricted stock units were granted to each of Messrs. Adams and Koven and Dr. Johnson in relation to their respective employment agreements, to incentivize such executives to join the company. Additionally, the restricted stock units granted to Messrs. Adams and Koven were 25% and 50% vested on the grant date, respectively, to help quickly align their interests with stockholders. See “Employment Agreements with Named Executive Officers” below for a discussion of the terms and conditions of such grants.

Stock Award

Dr. Shaffer received a stock award of 100,000 shares of our common stock pursuant to the terms of her Separation and Consulting Agreement to provide further incentive to assist in the transition to new management.

Executive Incentive Compensation Recovery (“Clawback”) Policy

On December 18, 2009, our Board of Directors adopted an Executive Incentive Compensation Recovery (“Clawback”) Policy, effective January 1, 2010, pursuant to which our Board of Directors will have the right to recover from each of our Section 16 officers, including all of our named executive officers, all or any portion of our equity compensation awards granted after January 1, 2010 in the event fraud or intentional misconduct committed by such executive officer results in a material restatement of our financial statements.

Additionally, our Board of Directors will have the right to recover from an executive officer that portion of his or her cash incentive compensation paid after January 1, 2010 that is directly related to erroneous performance results that were subsequently corrected in connection with such financial statement restatement.

The policy will not apply to any equity compensation or bonus compensation after the third anniversary of (i) the date on which such cash compensation was paid, and (ii) the date on which such equity compensation was granted.

Benefits and Perquisites

All of our executive officers have standard benefit arrangements that are offered to our other full-time, exempt employees. These standard benefits include health, dental and life insurance as well as a contribution under a 401(k) plan. In 2010, other than to Messrs. Adams and Koven, there were no perquisites offered to any named executive officers, except certain small perquisites, including use of a corporate credit card and a cell phone.

Messrs. Adams and Koven are entitled to the following benefits and perquisites pursuant to the terms of their respective employment agreements: (i) housing allowance, (ii) reimbursement of commuting expenses, (iii) an automobile allowance, and (iv) tax gross-ups in relation to each of the foregoing. These perquisites were negotiated by the company and each of Messrs. Adams and Koven. The Compensation Committee determined that it was necessary and appropriate to provide such perquisites to Messrs. Adams and Koven to attract them to join the company. See “Employment Agreements with Named Executive Officers” below, for additional information regarding perquisites under such agreements.

Change in Control Severance Arrangements

Our Compensation Committee believes that severance arrangements are necessary given the volatile nature of the biotechnology industry and specialty pharmaceutical companies and will allow our executives to focus on maximizing stockholder value during periods of uncertainty. On March 20, 2008, the Compensation Committee approved the Inspire Pharmaceuticals, Inc. Executive Change in Control Severance Benefit Plan. In July 2009, our Board of Directors adopted amendments to our Executive Change in Control Severance Benefit Plan to provide that new equity awards will become immediately vested and fully exercisable upon an executive’s termination due to a change in control (i.e., double trigger) rather than immediately upon the occurrence of a change in control (i.e., single trigger). In addition, the amended plans revise the ownership threshold portion of the definition of a “change in control” to provide that, with respect to new equity awards, a change in control will be deemed to occur when any person becomes the beneficial owner of 50% (in lieu of 35%) of the combined voting power of our then outstanding voting securities. Similar amendments were also made to our equity compensation plans and agreements, which were also amended to eliminate from new equity awards a cash surrender feature with respect to any change in control occurring after July 8, 2010. See below “Potential Payments Upon Termination or Change in Control” for further discussion on our change in control severance arrangements. On February 18, 2010, Inspire entered into an employment agreement with Mr. Adams and on April 2, 2010, Inspire entered into an employment agreement with Mr. Koven, both of which contain provisions regarding severance arrangements upon a change in control. For more information about the terms of our Executive Change in Control Severance Benefit Plan, Mr. Adams’ employment agreement and Mr. Koven’s employment agreement, including amounts that each of our named executive officers may receive under particular circumstances in the event of termination of a named executive officer’s employment subsequent to a change in control, see “Potential Payments Upon Termination or Change in Control” below. In addition, on March 22, 2011, the Company entered into certain Executive Retention Bonus Agreements (the “Retention Agreements”) with Messrs. Adams, Koven, Spagnardi, Brazzell, and Staab, which provide that an executive officer will receive a retention bonus payment so long as the executive remains continuously employed with the Company or its affiliates until the first anniversary of the effective date of the Retention Agreement. The Retention Agreements also provide that upon a “CD&L” event, subject to certain conditions, the Board has the discretion to provide the executive with an additional payment not to exceed the initial retention bonus payment. For more information regarding Retention Agreements including the definition of a “CD&L” event, see “Potential Payments Upon Termination or Change in Control” below.

Tax Gross-Up Payments and Reimbursements

In March 2011, the Compensation Committee determined, effective immediately, to cease the practice of providing tax gross-up payments, including 280G and 409A gross-ups, and tax reimbursements related to executive perquisites or other payments, pursuant to the terms of any new agreements, plans or policies.

Tax Considerations

The timing of compensation decisions is driven by a variety of tax considerations. Under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, the tax deduction by corporate taxpayers is limited with respect to the compensation of certain executive officers to $1 million per covered executive unless such compensation is based upon the attainment of performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. We obtained stockholder approval of the Amended and Restated 2010 Equity Compensation Plan, which qualified awards under such plan as performance-based compensation under Section 162(m) of the Code. It is the Compensation Committee’s intention to qualify all performance-based compensation for the exclusion from the deductibility limitation of Section 162(m), except in situations where qualifying compensation for the exclusion would be inconsistent with our overall best interest.

In order to satisfy the deductibility requirements under Section 162(m) of the Code, performance objectives must be established in the first 90 days of the performance period. For annual incentive awards, this means performance objectives must be established no later than the end of March.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation earned by or paid to our named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position(s)	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)
Adrian Adams	2010	$558,750	—	$3,952,000	$1,246,980	$650,000	—	$237,032	$6,664,762
President, Chief Executive Officer and Director

Andrew I. Koven	2010	$275,160	—	$3,020,000	$704,540	$255,000	—	$150,986	$4,405,686
Executive Vice President, Chief Administrative and Legal Officer

Charles A. Johnson, M.B., Ch.B.	2010	$116,728	$150,000	$766,500	$718,650	$58,000	—	$7,350	$1,817,228
Executive Vice President, Research and Development and Chief Medical Officer

Thomas R. Staab, II	2010	$339,108	—	$63,286	$355,953	$140,000	—	$7,350	$905,697
Executive Vice President, Chief Financial Officer & Treasurer	2009	305,000	$25,000	—	131,947	141,825	—	7,350	611,122
	2008	290,893	—	—	105,383	103,700	—	6,900	506,876

R. Kim Brazzell, Ph.D.	2010	$328,600	—	$58,538	$329,296	$113,000	—	$7,350	$836,784
Executive Vice President, Medical & Scientific Affairs	2009	317,250	—	—	131,947	143,100	—	7,350	599,647

Christy L. Shaffer, Ph.D.	2010	$77,991	—	$726,870	$1,503,251	—	—	$1,408,379	$3,716,491
Former President, Chief Executive Officer	2009	467,943	—	—	293,770	$421,149	—	7,350	1,190,212
	2008	466,444	—	—	252,352	185,306	—	58,817	962,919

Benjamin R. Yerxa, Ph.D.	2010	$195,250	—	$22,015	$154,004	—	—	$522,339	$893,608
Former Executive Vice President, Chief, Research and Development	2009	330,000	—	—	126,475	135,300	—	7,350	599,125
	2008	317,000	—	—	116,330	107,250	—	41,515	582,095

(1)	Annual salary increases for applicable named executive officers were effective in February of each year.
(2)	In 2010, Dr. Johnson received a sign-on bonus in accordance with the terms of his executive employment agreement.
(3)	Reflects the dollar amount of the aggregate grant date fair value of restricted stock units (and in the case of Dr. Shaffer, a stock award) based upon the fair market value of our common stock as of the date of grant. Also includes stock-based compensation expense related to the modification of certain restricted stock units held by Dr. Shaffer under her separation and consulting agreement to provide for accelerated vesting.
(4)	Reflects the dollar amount of the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our audited financial statements for the fiscal year ended December 31, 2010 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2011. Also includes (i) stock-based compensation expense related to the modification of certain stock options held by Dr. Shaffer under her separation and consulting agreement to provide for accelerated vesting and the extension of the amount of time to exercise such options; and (ii) stock-based compensation expense related to the modification of certain stock options held by Dr. Yerxa under his separation and consulting agreement to provide for the extension of the amount of time to exercise such options.
(5)	Messrs. Adams’ and Koven’s and Dr. Johnson’s annual bonuses were awarded in accordance with the terms of their respective executive employment agreements. See “Employment Agreements with Named Executive Officers” below. A portion of the severance payment made to Dr. Yerxa and included in “All Other Compensation” was calculated based on his 2010 target bonus. See “Separation and Consulting Agreements with Named Executive Officers” below.
(6)	A description of the items included in this column, including information regarding perquisites and other benefits is set forth below.

All Other Compensation

Amounts in the “All Other Compensation” column include the values of the following where applicable: perquisites, severance payments, consulting fees, vacation payout and 401(k) matching contributions. Below is a description of each of these as they relate to applicable named executive officers:

Perquisites

In accordance with the terms of their respective employment agreements, Messrs. Adams and Koven were provided certain perquisites in 2010. The amount in this column with respect to Mr. Adams includes compensation with respect to perquisites as follows: (i) housing expenses of $46,419, (ii) tax gross-up payments of $37,655 in relation to housing expenses, (iii) commuting expenses of $77,679, (iv) tax gross-up payments of $46,794 in relation to commuting expenses, (v) auto allowance expenses of $16,572, and (vi) tax payments of $4,563 in relation to auto allowance expenses, in each case, paid to, or for the benefit of, Mr. Adams. The amount in this column with respect to Mr. Koven includes compensation with respect to perquisites as follows: (i) housing expenses of $29,135, (ii) tax gross-up payments of $22,382 in relation to housing expenses, (iii) commuting expenses of $46,845, (iv) tax gross-up payments of $27,937 in relation to commuting expenses, (v) auto allowance expenses of $12,155, and (vi) tax payments of $5,183 in relation to auto allowance expenses, in each case, paid to, or for the benefit of, Mr. Koven. Dr. Yerxa received a $15,000 travel voucher upon his termination of employment in recognition of his many years of employment with Inspire and a related tax gross-up payment of $7,234.

Severance

In 2010, in connection with their termination of employment, we paid severance payments to Drs. Shaffer and Yerxa in the amounts of $982,680 and $434,775, respectively.

Consulting fees

In 2010, in accordance with the terms of their respective severance and consulting agreements, we paid consulting fees to Drs. Shaffer and Yerxa in the amounts of $400,351 and $52,154, respectively.

Unused vacation payout

We made payments to Drs. Shaffer and Yerxa for unused vacation in the amounts of $17,998 and $5,826, respectively.

401(k) matching contributions

The matching contributions per individual under our 401(k) Profit Sharing Plan were $7,350 for the year ended December 31, 2010.

GRANTS OF PLAN BASED AWARDS DURING FISCAL YEAR 2010

The following table sets forth information about awards granted to the named executive officers in 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Unit (#)	All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target (#)	Maximum (#)
Adrian Adams(3)	2/22/10(4)	—	—	—	—	—	—	—	350,000	$6.35	$1,246,980
	3/18/10(4)	—	—	—	—	—	—	650,000	—	6.08	3,952,000
	n/a	$650,000	$650,000	$975,000	—	—	—	—	—	—	—
Andrew I. Koven(5)	5/10/10(6)	—	—	—	—	—	—	—	200,000	$6.22	$704,540
	5/19/10(6)	—	—	—	—	—	—	500,000	—	6.04	3,020,000
	n/a	$255,000	$255,000	(5)	—	—	—	—	—	—	—
Charles A. Johnson, M.B., Ch.B.(7)	9/15/10(8)	—	—	—	—	—	—	—	250,000	$5.11	$718,650
	9/15/10(8)	—	—	—	—	—	—	150,000	—	5.11	766,500
	n/a	$197,500	$197,500	$296,250	—	—	—	—	—	—	—
Thomas R. Staab, II(9)	3/18/10	—	—	—	—	—	—		22,000	$6.08	$75,007
	3/18/10	—	—	—	—	—	—	2,200	—	6.08	13,376
	5/12/10	—	—	—	—	—	—	—	22,000	6.50	81,017
	5/12/10	—	—	—	—	—	—	2,200	—	6.50	14,300
	8/11/10	—	—	—	—	—	—	—	30,000	4.80	80,976
	8/11/10	—	—	—	—	—	—	3,000	—	4.80	14,400
	11/10/10	—	—	—	—	—	—	—	30,000	7.07	118,953
	11/10/10	—	—	—	—	—	—	3,000	—	7.07	21,210
	n/a	$0	$180,000	$270,000	—	—	—	—	—	—	—
R. Kim Brazzell, Ph.D.(9)	3/18/10	—	—	—	—	—	—	—	22,000	$6.08	$75,007
	3/18/10	—	—	—	—	—	—	2,200	—	6.08	13,376
	5/12/10	—	—	—	—	—	—	—	22,000	6.50	81,017
	5/12/10	—	—	—	—	—	—	2,200	—	6.50	14,300
	8/11/10	—	—	—	—	—	—		26,000	4.80	70,179
	8/11/10	—	—	—	—	—	—	2,600	—	4.80	12,480
	11/10/10	—	—	—	—	—	—	—	26,000	7.07	103,093
	11/10/10	—	—	—	—	—	—	2,600	—	7.07	18,382
	n/a	$0	$165,360	$248,040	—	—	—	—	—	—	—
Christy L. Shaffer, Ph.D.(10)	3/2/10(11)	—	—	—	—	—	—		100,000	$6.27	$286,490
	3/2/10(11)	—	—	—	—	—	—	100,000	—	6.27	627,000
	6/4/02(12)	—	—	—	—	—	—	—	130,000	2.76	102,115
	7/13/05(12)	—	—	—	—	—	—	—	90,000	9.42	248,535
	1/19/06(12)	—	—	—	—	—	—	—	45,000	5.25	78,943
	7/21/06(12)	—	—	—	—	—	—	50,000	—	4.16	99,870
	8/30/06(12)	—	—	—	—	—	—	—	59,000	5.00	106,327
	3/22/07(12)	—	—	—	—	—	—	—	29,500	6.30	70,496
	5/15/07(12)	—	—	—	—	—	—	—	29,500	6.35	71,640
	8/15/07(12)	—	—	—	—	—	—	—	29,500	5.81	67,189
	11/13/07(12)	—	—	—	—	—	—	—	29,500	6.10	72,057
	3/20/08(12)	—	—	—	—	—	—	—	29,500	3.98	48,153
	5/15/08(12)	—	—	—	—	—	—	—	29,500	3.49	43,203
	8/14/08(12)	—	—	—	—	—	—	—	29,500	4.44	55,779
	11/4/08(12)	—	—	—	—	—	—	—	29,500	3.78	48,143
	3/18/09(12)	—	—	—	—	—	—	—	29,500	3.79	39,146
	5/14/09(12)	—	—	—	—	—	—	—	29,500	3.84	42,836
	8/11/09(12)	—	—	—	—	—	—	—	29,500	4.55	55,046
	11/11/09(12)	—	—	—	—	—	—	—	29,500	5.10	67,153

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Unit (#)	All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target (#)	Maximum (#)
Benjamin R. Yerxa, Ph.D.(9)	3/18/10	—	—	—	—	—	—	—	$17,500	$6.08	$59,664
	3/18/10	—	—	—	—	—	—	1,750	—	6.08	10,640
	5/12/10	—	—	—	—	—	—	—	17,500	6.50	64,446
	5/12/10	—	—	—	—	—	—	1,750	—	6.50	11,375
	9/10/02(13)	—	—	—	—	—	—	—	30,000	3.96	9,036
	8/30/06(13)	—	—	—	—	—	—	—	25,000	5.00	513
	3/21/07(13)	—	—	—	—	—	—	—	11,718	6.49	1,664
	5/15/07(13)	—	—	—	—	—	—	—	11,197	6.35	1,628
	8/15/07(13)	—	—	—	—	—	—	—	11,041	5.81	1,579
	11/13/07(13)	—	—	—	—	—	—	—	10,213	6.10	1,658
	3/20/08(13)	—	—	—	—	—	—	—	9,625	3.98	1,143
	5/15/08(13)	—	—	—	—	—	—	—	9,041	3.49	1,002
	8/14/08(13)	—	—	—	—	—	—	—	7,728	4.44	1,207
	11/4/08(13)	—	—	—	—	—	—	—	6,900	3.78	1,027
	3/18/09(13)	—	—	—	—	—	—	—	5,250	3.79	933
	5/14/09(13)	—	—	—	—	—	—	—	4,750	3.84	945
	8/11/09(13)	—	—	—	—	—	—	—	4,416	4.55	3,956
	11/11/09(13)	—	—	—	—	—	—	—	3,588	5.10	3,603

(1)	The amounts shown reflect the range of possible bonuses payable with respect to services rendered in 2010 in accordance with either our Cash Bonus Plan or a named executive officers’ employment agreement, as applicable. The Summary Compensation Table includes the cash bonuses that were actually paid under our Cash Bonus Plan or the applicable named executive officer’s employment agreement. Drs. Shaffer and Yerxa were not employees as of December 31, 2010.
(2)	Reflects the dollar amount of the aggregate grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our audited financial statements for the fiscal year ended December 31, 2010 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2011.
(3)	Mr. Adams received equity compensation and a bonus in accordance with the terms of his employment agreement. See “Employment Agreements with Named Executive Officers” below for additional details regarding Mr. Adams’ equity compensation and bonus, including the vesting schedules and other terms associated with the stock option and restricted stock unit grants.
(4)	The equity compensation grants made pursuant to Mr. Adams’ employment agreement were approved by the independent members of our Board of Directors on January 8, 2010.
(5)	Mr. Koven received equity compensation and a bonus in accordance with the terms of his employment agreement. A maximum bonus amount is not set forth in such agreement. See “Employment Agreements with Named Executive Officers” below for additional details regarding Mr. Koven’s equity compensation and bonus, including the vesting schedules and other terms associated with the stock option and restricted stock unit grants.
(6)	The equity compensation grants made pursuant to Mr. Koven’s employment agreement were approved by our Compensation Committee on March 25, 2010.
(7)	Dr. Johnson received equity compensation and a bonus in accordance with the terms of his employment agreement. See “Employment Agreements with Named Executive Officers” below for additional details regarding Mr. Johnson equity compensation and bonus, including the vesting schedules and other terms associated with the stock option and restricted stock unit grants.
(8)	The equity compensation grants made pursuant to Dr. Johnson’s employment agreement were approved by our Compensation Committee on September 8, 2010.
(9)	Stock option and restricted stock unit grants to Mr. Staab and Drs. Brazzell and Yerxa were made pursuant to our Amended and Restated 2010 Equity Compensation Plan. Stock options granted to Mr. Staab and Drs. Brazzell and Yerxa become exercisable as follows: 25% on the first anniversary of the date of grant, and thereafter in 36 monthly installments after the first anniversary date until fully vested. Restricted stock units granted to Mr. Staab and Drs. Brazzell and Yerxa vest annually over 4 years, beginning on June 1, 2011.
(10)	Dr. Shaffer received a stock award and a stock option under our Amended and Restated 2010 Equity Compensation Plan in accordance with the terms and conditions of her separation and consulting agreement. See “Separation and Consulting Agreements with Named Executive Officers” below for additional details regarding Dr. Shaffer’s equity compensation, including the vesting schedules and other terms associated with the stock award and stock option.
(11)	The equity compensation grants made pursuant to Dr. Shaffer’s separation and consulting agreement were approved by our Compensation Committee on February 19, 2010.
(12)	Certain existing stock options and restricted stock units held by Dr. Shaffer were modified under her separation and consulting agreement to provide for accelerated vesting and extension of the amount of time to exercise such options, which resulted in aggregate stock-based compensation expense of $1,316,631 during the year ended December 31, 2010.
(13)	Certain existing stock options held by Dr. Yerxa were modified under his separation and consulting agreement to provide for extension of the amount of time to exercise such options, which resulted in aggregate stock-based compensation expense of $29,894 during the year ended December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table includes certain information with respect to all outstanding equity awards previously granted to the named executive officers as of December 31, 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Adrian Adams	87,500	262,500	—	$6.35	2/21/17	—	—	—	—
	—	—	—	—	—	487,500	$4,095,000	—	—
Andrew I. Koven	50,000	150,000	—	$6.22	5/9/17	—	—	—	—
	—	—	—	—	—	250,000	$2,100,000	—	—
Charles A. Johnson, M.B. Ch.B.	—	250,000	—	$5.11	9/14/17	—	—	—	—
	—	—	—	—	—	150,000	$1,260,000	—	—
Thomas R. Staab, II	28,500	—	—	$9.42	7/12/12	—	—	—	—
	13,000	—	—	5.25	1/18/13	—	—	—	—
	50,000	—	—	14.71	5/5/13	—	—	—	—
	20,500	—	—	5.00	8/29/13	—	—	—	—
	10,000	—	—	20.30	10/15/13	—	—	—	—
	8,000	—	—	12.80	3/15/14	—	—	—	—
	9,609	641	—	6.49	3/20/14	—	—	—	—
	9,182	1,068	—	6.35	5/14/14	—	—	—	—
	8,541	1,709	—	5.81	8/14/14	—	—	—	—
	9,300	—	—	15.65	9/28/14	—	—	—	—
	7,900	2,350	—	6.10	11/12/14	—	—	—	—
	7,734	3,516	—	3.98	3/19/15	—	—	—	—
	7,265	3,985	—	3.49	5/14/15	—	—	—	—
	7,728	5,552	—	4.44	8/13/15	—	—	—	—
	6,900	6,350	—	3.78	11/3/15	—	—	—	—
	5,796	7,454	—	3.79	3/17/16	—	—	—	—
	5,244	8,006	—	3.84	5/13/16	—	—	—	—
	4,416	8,834	—	4.55	8/10/16	—	—	—	—
	3,588	9,662	—	5.10	11/10/16	—	—	—	—
	—	22,000	—	6.08	3/17/17	—	—	—	—
	—	22,000	—	6.50	5/11/17	—	—	—	—
	—	30,000	—	4.80	8/10/17	—	—	—	—
	—	30,000	—	7.07	11/9/17	—	—	—	—
	—	—	—	—	—	14,400	$120,960	—	—

Continued on next page.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (continued)

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. Kim Brazzell, Ph.D.	40,000	—	—	$9.42	7/12/12	—	—	—	—
	25,000	—	—	5.25	1/18/13	—	—	—	—
	20,500	—	—	5.00	8/29/13	—	—	—	—
	10,546	704	—	6.49	3/20/14	—	—	—	—
	10,078	1,172	—	6.35	5/14/14	—	—	—	—
	40,000	—	—	12.91	8/2/14	—	—	—	—
	8,541	1,709	—	5.81	8/14/14	—	—	—	—
	7,900	2,350	—	6.10	11/12/14	—	—	—	—
	7,046	3,204	—	3.98	3/19/15	—	—	—	—
	6,619	3,631	—	3.49	5/14/15	—	—	—	—
	5,978	4,272	—	4.44	8/13/15	—	—	—	—
	5,338	4,912	—	3.78	11/3/15	—	—	—	—
	5,796	7,454	—	3.79	3/17/16	—	—	—	—
	5,244	8,006	—	3.84	5/13/16	—	—	—	—
	4,416	8,834	—	4.55	8/10/16	—	—	—	—
	3,588	9,662	—	5.10	11/10/16	—	—	—	—
	—	22,000	—	6.08	3/17/17	—	—	—	—
	—	22,000	—	6.50	5/11/17	—	—	—	—
	—	26,000	—	4.80	8/10/17	—	—	—	—
	—	26,000	—	7.07	11/9/17	—	—	—	—
	—	—	—	—	—	13,600	$114,240	—	—
Christy L. Shaffer, Ph.D.	130,000	—	—	$2.76	6/4/12	—	—	—	—
	90,000	—	—	9.42	7/12/12	—	—	—	—
	45,000	—	—	5.25	1/18/13	—	—	—	—
	29,500	—	—	5.10	2/22/13	—	—	—	—
	29,500	—	—	4.55	2/22/13	—	—	—	—
	29,500	—	—	3.84	2/22/13	—	—	—	—
	29,500	—	—	3.79	2/22/13	—	—	—	—
	29,500	—	—	3.78	2/22/13	—	—	—	—
	29,500	—	—	4.44	2/22/13	—	—	—	—
	29,500	—	—	3.49	2/22/13	—	—	—	—
	29,500	—	—	3.98	2/22/13	—	—	—	—
	29,500	—	—	6.10	2/22/13	—	—	—	—
	29,500	—	—	5.81	2/22/13	—	—	—	—
	29,500	—	—	6.35	2/22/13	—	—	—	—
	29,500	—	—	6.30	2/22/13	—	—	—	—
	59,000	—	—	5.00	2/22/13	—	—	—	—
	100,000	—	—	6.27	3/1/13	—	—	—	—

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Benjamin R. Yerxa, Ph. D(4)	29,250	—	—	$9.42	7/12/12	—	—	—	—
	30,000	—	—	3.96	9/10/12	—	—	—	—
	20,000	—	—	5.25	1/18/13	—	—	—	—
	25,000	—	—	5.00	8/29/13	—	—	—	—
	11,718	—	—	6.49	3/20/14	—	—	—	—
	11,197	—	—	6.35	5/14/14	—	—	—	—
	11,041	—	—	5.81	8/14/14	—	—	—	—
	10,213	—	—	6.10	11/12/14	—	—	—	—
	9,625	—	—	3.98	3/19/15	—	—	—	—
	9,041	—	—	3.49	5/14/15	—	—	—	—
	7,728	—	—	4.44	8/13/15	—	—	—	—
	6,900	—	—	3.78	11/3/15	—	—	—	—
	5,250	—	—	3.79	3/17/16	—	—	—	—
	4,750	—	—	3.84	5/13/16	—	—	—	—
	4,416	—	—	4.55	8/10/16	—	—	—	—
	3,588	—	—	5.10	11/10/16	—	—	—	—

(1)	Except as described below under “Employment Agreements with Named Executive Officers” with respect to the equity awards made to Messrs. Adams and Koven in relation to their employment agreements, stock options granted to our named executive officers become exercisable as follows: 25% on the first anniversary of the date of grant, and thereafter in 36 monthly installments after the first anniversary date until fully vested. The option grant date relating to any unexercised option that is not fully exercisable is seven years minus one clay before the option expiration date.
(2)	Restricted stock units granted to Mr. Staab and Dr. Brazzell in 2006 vest annually over five years from the date of grant, which was July 21, 2006. Restricted stock units granted to Mr. Staab and Dr. Brazzell in 2010 vest in four equal annual installments on June 1, 2011 through June 1, 2014.
(3)	Based on the closing price of our common stock as of December 31, 2010, which was $8.40, as reported on The Nasdaq Global Market. On January 3, 2011, the closing price of our common stock was $3.4675, as a result of the market reacting to our announcement of disappointing results of our Phase 3 clinical trial for denufosol.
(4)	Dr. Yerxa resigned on August 1, 2010 and performed consulting services until December 31, 2010. As a result, he is entitled to exercise his vested options through March 31, 2011.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2010

The following table sets forth information regarding the 2010 vesting of outstanding restricted stock units and stock awards held by our named executive officers. No stock options to acquire our common stock were exercised by a named executive officer in 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
Adrian Adams	—	—	162,500		$988,000
Andrew I. Koven	—	—	250,000		1,510,000
Charles A. Johnson, M.B. Ch.B.	—	—	—		—
Thomas R. Staab, II	—	—	4,000		19,040	(2)
R. Kim Brazzell, Ph.D.	—	—	4,000		19,040	(2)
Christy L. Shaffer, Ph.D.	—	—	120,000	(3)	722,200	(3)
Benjamin R. Yerxa, Ph.D.	—	—	4,000		19,040	(2)

(1)	Represents the fair market value of our common stock on the applicable grant or vesting date, multiplied by the number of shares of stock awards issued or vested on that date.
(2)	Actual issuance of shares is deferred and will be distributed to the recipients in the form of shares of our common stock six months following termination of service, in accordance with the terms of the related restricted stock unit agreement
(3)	Includes 100,000 stock awards which vested immediately upon grant. Also includes the vesting of 20,000 restricted stock units. The actual issuance of shares in relation to the vesting of such 20,000 restricted stock units is deferred and will be distributed to Dr. Shaffer in the form of shares of our common stock six months following termination of consulting service in accordance with the terms of the related restricted stock unit agreement.

EQUITY COMPENSATION PLAN INFORMATION

In June 2010, our stockholders approved the Inspire Pharmaceuticals, Inc. Amended and Restated 2010 Equity Compensation Plan, which: (i) merged the Inspire Pharmaceuticals, Inc. Amended and Restated 1995 Stock Plan into the Inspire Pharmaceuticals, Inc. Amended and Restated 2005 Equity Compensation Plan, (ii) increased the number of shares of common stock issuable under the merged plan by 8,250,000 shares, (iii) increased the maximum number of shares issuable to one person on an annual basis from 300,000 to 500,000 shares, and (iv) renamed the merged plan, the “Inspire Pharmaceuticals, Inc. Amended and Restated 2010 Equity Compensation Plan”.

The following table sets forth certain information with respect to securities authorized for issuance under equity incentive plans as of December 31, 2010.

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities warrants and rights reflected in column(a))
Equity compensation plans approved by security holders	12,318,198		$7.00	7,645,791
Equity compensation plans not approved by security holders	1,687,500	(1)	$5.93	0

Total	14,005,698		$6.94	7,645,791

(1)	Sign-on options and restricted stock unit awards granted to Messrs. Adams and Koven and Dr. Johnson during 2010 pursuant to the terms of their respective employment agreements. See “Employment Agreements with Named Executive Officers” below for a brief description of the material features of such agreement.

PENSION BENEFITS

The table disclosing the actuarial present value of each named executive officer’s accumulated benefit under defined benefit plans, the number of years of credited service under each such plan, and the amount of pension benefits paid to each named executive officer during the year is omitted because we did not have a defined benefit plan for our named executive officers or other employees. The only retirement plan available to named executive officers in 2010, 2009, and 2008 was our tax-qualified 401(k) Profit Sharing Plan, or the 401(k) Plan, which is available to all employees.

NONQUALIFIED DEFERRED COMPENSATION

The table disclosing contributions to nonqualified defined contributions and other deferred compensation plans, each named executive officer withdrawals, earnings and fiscal year end balances in those plans is omitted because, in 2010, 2009 and 2008, we had no nonqualified deferred compensation plans or benefits for our named executive officers or other employees.

401(k) PROFIT SHARING PLAN

We have adopted a 401(k) Plan covering all qualified employees on August 1, 1995. Participants may elect a salary reduction of 1% or more up to the IRS allowed maximum as a tax-deferred contribution to the 401(k) Plan. The 401(k) Plan permits discretionary employer contributions. If employer discretionary contributions are implemented, participants will begin vesting 100% immediately in such contributions. In 2010, 2009 and 2008, we elected a safe harbor contribution at 3.0% of annual compensation.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreements for Messrs. Adams and Koven

The employment agreements that were entered into with each of Messrs. Adams and Koven in 2010 provide for payments in relation to certain termination events following a change in control. See “Employment Agreements with Named Executive Officers” below for a description of the change in control provisions applicable under such agreements. Because Messrs. Adams and Koven are entitled to receive change in control payments under their respective employment agreements, they are not entitled to receive benefits under our Executive Change in Control Severance Benefit Plan described below.

Executive Change in Control Severance Benefit Plan

In March 2008, the Compensation Committee of the Board of Directors adopted an Executive Change in Control Severance Benefit Plan, or the CIC Plan, effective March 29, 2008, which replaced previously existing agreements with each executive officer. In July 2009, our Board of Directors adopted amendments to the CIC Plan.

“Change in Control” is defined under the CIC Plan as the determination by the Board of Directors, made by a majority vote that a change in control has occurred, or is about to occur. Such a change does not include, however, a restructuring, reorganization, merger, or other change in capitalization in which the current owners of Inspire maintain more than a 50% interest in the resultant entity. Regardless of the vote of the Board of Directors or whether or not the Board of Directors votes, a change in control will be deemed to have occurred if: (i) with respect to grants made on or prior to July 8, 2009, any person becomes the beneficial owner, directly or indirectly, of securities representing more than 35% of the combined voting power or, with respect to grants made after July 8, 2009, any person becomes the beneficial owner, directly or indirectly, of securities representing more than 50% of the combined voting power; or (ii) the stockholders approve: (A) a plan of complete liquidation; (B) an agreement for the sale or disposition of all or substantially all of Inspire’s assets; or (C) a merger, consolidation, or reorganization of Inspire with or involving any other entity unless Inspire’s stockholders hold 50% or more of the surviving entity after the transaction. However, in no event shall a change in control be deemed to have occurred, with respect to the executive, if the executive is part of the purchasing group which consummates the change in control transaction.

The CIC Plan provides for payment to an applicable executive upon the executive’s termination of employment within two years following a change in control. Generally, in the event of payment under the CIC Plan, the executive would be entitled to a lump sum payment equal to a multiple of the sum of (A) the executive’s highest of the annual base rate of pay for the calendar year in which his or her termination due to change in control occurs or any of the two calendar years immediately preceding such year, plus (B) the higher of the executive’s target incentive bonus applicable as of the date of (x) the change in control, or (y) his or her termination due to change in control. The executive shall not be entitled to any benefits under the CIC Plan, however, in the event that such termination was either (i) effected by Inspire for “cause”, (ii) caused by the death of the executive, (iii) caused by the disability of the executive, or (iv) effected by the executive without “good reason”. The applicable multiplier used to determine the amount of severance pay payable to a participant is two (2) for the Executive Vice Presidents and the Chief Financial Officer.

The CIC Plan provides executives with health and welfare benefits for the number of years immediately following the executive’s termination date equal to the applicable multiplier and requires Inspire to arrange to provide the executive and eligible dependents with life, disability, accident and health insurance benefits substantially similar to those immediately prior to the date of termination. Further, each executive is eligible to receive 12 months of outplacement services following a termination due to change in control and reasonable legal fees and expenses.

Additionally, all outstanding unvested options and awards under any Inspire-sponsored equity compensation grant held by any executive become immediately vested and fully exercisable upon the executive’s termination due to a change in control with respect to equity awards issued after July 8, 2009 and immediately prior to a change in control with respect to equity awards issued on or prior to July 8, 2009.

The benefits payable to any executive will be reduced by any and all payments required to be made by Inspire under federal, state, and local law, under any employment agreement or special severance arrangement or under any other separation policy, plan, or program.

In the event that a payment pursuant to the CIC Plan would subject the executive to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, or any interest or penalties would be incurred by the executive with respect to the excise tax, then: (a) if the total of such payments to the executive exceeds 2.99 times the executive’s “base amount” as defined in Section 280G of the Code by more than 10%, then the executive shall be entitled to receive a gross-up payment in an amount such that after payment by the executive of all taxes, the executive retains an amount of the gross-up payment equal to the excise tax imposed upon the payments, or (b) if the total of such payments to the executive exceeds 2.99 times the executive’s “base amount” as defined in Section 280G of the Code by 10% or less, then the cash severance payments payable under the CIC Plan shall be reduced to the maximum amount without subjecting the executive to the excise tax imposed by Section 4999 of the Code.

Retention Agreements

On March 22, 2011, the Company entered into certain Retention Agreements with Messrs. Adams, Koven, Spagnardi, Staab, and Dr. Brazzell. The Retention Agreements provide that an executive officer will receive a retention bonus payment so long as the executive remains continuously employed with the Company or its affiliates until the first anniversary of the effective date of the Retention Agreement. The Retention Agreements also provide that upon a “CD&L” event, if the Board determines (i) it is in the best interests of the Company’s stockholders and (ii) the executive’s contributions were critical to the success of the CD&L event, then the Board shall have the discretion to provide the executive with an additional payment not to exceed the initial retention bonus payment. If the executive is Terminated Without Cause or effects a Resignation for Good Reason (as “Cause” or “Good Reason” are defined in the executive’s employment agreement, or if no such agreement exists, according to the Retention Agreement) prior to the first anniversary of the effective date of the Retention Agreement, and upon the executive’s satisfaction of any obligations required to obtain severance benefits under any applicable company-sponsored severance plan or any effective employment agreement (if such agreement exists) (the “Severance Obligations”), the Company shall pay such bonus payments in a lump-sum as soon as administratively possible after the executive’s satisfaction of his Severance Obligations. For purposes of the Retention Agreements, a “CD&L” event means, in summary, (i) the acquisition, sale, or licensing of significant pharmaceutical products and certain other related products or assets, (ii) a significant strategic collaboration, joint venture, co-promotion, partnership or other arrangement with a pharmaceutical, biotechnology, healthcare or related company, or (iii) a significant merger, acquisition, or asset sale, involving the Company, including without limitation, the sale or merger of the Company or substantially all of the assets of the Company.

The table below reflects the estimated amounts of payments or compensation our named executive officers would receive upon their termination as a result of certain triggering events, except as indicated with respect to actual payments to Drs. Shaffer and Yerxa. Except as otherwise indicated, the amounts shown in the tables below assume that the named executive officer is terminated as of December 31, 2010, and that the price per share of our common stock equals $8.40, which was the closing price of our common stock on December 31, 2010, as reported on The Nasdaq Global Market.

Name	Termination Triggering Event	Cash Payment	Stock Severance	Accelerated Vesting of Outstanding Equity Awards		Health Insurance Benefits(3)	Outplacement Benefits(4)	Excise Tax Gross- Up Payment	Total
				Stock Options(1)	Restricted Stock Units(2)
Adrian Adams
	Death or Disability	$557,397	$—	$538,137	$4,094,998	$—	$—	$—	$5,190,532
	By Company Without Cause	3,157,397	—	538,137	4,094,998	—	—	—	7,790,532
	By Executive for Good Reason	3,157,397	—	538,137	4,094,998	—	—	—	7,790,532
	Related to Change in Control	4,457,397	—	538,137	4,094,998	—	—	—	9,090,532
Andrew I. Koven
	Death or Disability	$164,877	$—	$327,000	$2,100,002	—	$—	$—	$2,591,879
	By Company Without Cause	1,524,877	—	327,000	2,100,002	$32,043	—	—	3,983,922
	By Executive for Good Reason	1,524,877	—	327,000	2,100,002	32,043	—	—	3,983,922
	Related to Change in Control	2,204,877	—	327,000	2,100,002	48,065	—	—	4,679,944
Charles A. Johnson, M.B., Ch.B.
	Death or Disability	$58,438	$—	—	—	—	—	$—	$58,438
	By Company Without Cause	453,438	—	—	—	—	$10,000	—	463,438
	By Executive for Good Reason	453,438	—	—	—	—	10,000	—	463,438
	Related to Change in Control	1,185,000	—	$822,500	$1,260,000	$21,237	10,000	—	3,298,737
Thomas R. Staab, II
	Death or Disability	$180,000	$—	—	—	—	—	$—	$180,000
	By Company Without Cause	540,000	—	—	—	—	$10,000	—	550,000
	By Executive for Good Reason	540,000	—	—	—	—	10,000	—	550,000
	Related to Change in Control	1,080,000	—	$477,024	$120,960	$32,043	10,000	—	1,720,027
R. Kim Brazzell, Ph.D.
	Death or Disability	$165,360	$—	—	—	—	—	$—	$165,360
	By Company Without Cause	496,080	—	—	—	—	$10,000	—	506,080
	By Executive for Good Reason	496,080	—	—	—	—	10,000	—	506,080
	Related to Change in Control	992,160	—	$442,926	$114,240	$32,043	10,000	—	1,591,369
Christy L. Shaffer, Ph.D.(5)
	Termination Occurred During 2010	$982,680	$627,000	$413,862	$125,400	$—	$—	$—	$2,148,942
Benjamin R. Yerxa, Ph.D.(6)
	Termination Occurred During 2010	$434,775	$—	$—	$—	$—	$10,000	$—	$444,775

(1)	For Messrs. Adams, Koven and Staab and Drs. Johnson and Brazzell, this represents the intrinsic value of stock options that were not vested as of December 31, 2010, based on the closing price of $8.40 on December 31, 2010. For Dr. Shaffer, this represents the intrinsic value of unvested stock options that became fully vested and exercisable in connection with her resignation.
(2)	For Messrs. Adams, Koven and Staab and Drs. Johnson and Brazzell, this represents the intrinsic value of restricted stock units that were not vested as of December 31, 2010, based on the closing price of $8.40 on December 31, 2010. For Dr. Shaffer, this represents the intrinsic value of unvested restricted stock units that became fully vested in connection with her resignation.
(3)	Estimated cost of providing health, dental, life and accidental death and dismemberment insurance benefits for the named executive officer’s severance period.
(4)	Estimated cost of providing outplacement benefits for one year.
(5)	Dr. Shaffer resigned as President and Chief Executive Officer effective February 22, 2010. In connection with her resignation, Dr. Shaffer was granted 100,000 shares of the company’s common stock, as well as an option to purchase 100,000 shares of the company’s common stock. Such stock awards and options were fully vested upon the grant date. The intrinsic value of the stock awards is $627,000, based on the closing price of $6.27 on the grant date. The intrinsic value of the option award is $0. This is because the option was fully vested on the grant date, so the exercise price ($6.27) is the same as the closing price on the date the option vested ($6.27). Dr. Shaffer’s option expires March 1, 2013. Dr. Shaffer agreed to consult with the company for a period of two years following her resignation. Dr. Shaffer was/is entitled to the following payments for her consulting services: $49,393.98 for the period ending on March 31, 2010; $116,985.75 for each of the seven calendar quarters commencing with the fiscal quarter ending June 30, 2010 and finishing with the fiscal quarter ending December 31, 2011; and $67,591.77 for the period ending on February 12, 2012.
(6)	Dr. Yerxa resigned as Executive Vice President and Chief, Research and Development effective August 1, 2010. In connection with his resignation, Dr. Yerxa agreed to remain with the company as a consultant through December 31, 2010. Dr. Yerxa was entitled to the following payments for his consulting services: $10,000 for each full calendar month during the period in which he was a consultant; and a pro-rated portion of the $10,000 payment for each partial month during the period for which he was a consultant.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Mr. Adams’ Executive Employment Agreement

On February 18, 2010, we entered into an employment agreement with Mr. Adams. The agreement provides for an initial term from February 22, 2010 to December 31, 2014. The term of the agreement shall thereafter be automatically extended for an unlimited number of additional one-year periods unless either party provides six months’ notice of termination, or until such employment is terminated in accordance with the change in control provisions or other termination provisions set forth in the agreement.

Pursuant to the agreement, Mr. Adams received a base salary of $650,000 for the first year of his employment term. Thereafter, the base salary shall be reviewed by the Board and may be adjusted upward, but in no event shall it be reduced. Under the agreement, Mr. Adams is eligible for an annual cash incentive award equal to: 75% of base salary for performance at threshold levels; 100% of base salary for performance at target levels; and 150% of base salary for performance at or above maximum levels. The Board will meet annually and consult with Mr. Adams to determine the financial and other goals to be used to measure Mr. Adams’ performance for the year. He is also eligible for discretionary cash bonuses, to be paid at the Board’s sole discretion. The agreement provides that his annual cash bonus payable in 2011 with respect to 2010 would not be less than $650,000. As described above, in early 2011, Mr. Adams was awarded a 2010 annual cash bonus of $650,000 consistent with the terms of the agreement.

Under the agreement, Mr. Adams is eligible for annual grants of long-term incentive and equity compensation awards at the Board’s discretion, based upon the evaluation of the Compensation Committee of the Board of his performance and peer company compensation practices. In addition, pursuant to the agreement, on February 22, 2010, Mr. Adams was granted 350,000 stock options at an exercise price equal to $6.35, the fair market value of our common stock on the grant date. Twenty-five percent (25%) of such sign-on options vested on February 22, 2010 and the remaining 75% will vest ratably over the 36 months following the first anniversary of the effective date of Mr. Adams’ employment. In addition, we granted Mr. Adams an award of 650,000 restricted stock units following the registration of the shares of common stock underlying such sign-on restricted stock units. Twenty-five percent (25%) of the sign-on restricted stock units were non-forfeitable as of the grant date and the remaining 75% will become non-forfeitable ratably over the 36 months following the first anniversary of the effective date of his employment.

Mr. Adams is eligible to participate in our standard employee benefit plans or programs in the same manner as our other executives; however, Mr. Adams shall be permitted to receive cash in lieu of participating in such coverage where permitted by the plan or applicable law. The agreement also provides that Mr. Adams is entitled to an allowance of $4,500 per month to cover housing costs and a leased automobile valued at approximately $75,000. The agreement further provides that he will be reimbursed for his commuting expenses from his home in Pennsylvania, from which he has been commuting on a weekly basis and sporadically at other times. Mr. Adams will also be reimbursed for the payment of any taxes on his housing allowance, leased automobile perquisite, and commuting expenses.

Mr. Adams has also entered into an agreement regarding non-disclosure of confidential information and assignment of inventions. He will be subject to a covenant not to compete with us during the period of his employment and for one year thereafter.

Under the agreement, either party may terminate Mr. Adams’ employment with or without cause under certain conditions. In the event of termination by either party, Mr. Adams must resign from the Board and any other position he may hold with us. In the event that Mr. Adams is terminated with cause, we may immediately cease payment of any further wages, benefits or other compensation other than earned but unpaid salary and benefits (including accrued but unused vacation days and earned incentive awards) earned through the date of termination. Mr. Adams shall also have continuing obligations under the agreement including, but not limited to, agreements regarding non-disclosure of our confidential information, in the event that he is terminated with cause. In the event that Mr. Adams is terminated without cause or if he resigns for good reason, he shall be entitled to severance pay equal to two times his last annual salary and the average annual cash bonus received for the three calendar years preceding his termination, as well as a pro rata annual cash bonus for the year of termination, immediate vesting of all unvested sign-on stock options and all outstanding sign-on restricted stock units shall immediately become non-forfeitable, and an additional 24 months of vesting of all other equity awards, with vested options remaining exercisable until the earlier of: (i) the two-year anniversary of the termination date or (ii) the end of such options’ maximum stated term. Mr. Adams shall be entitled to this severance pay in addition to the same earned but unpaid benefits he would receive upon a termination for cause.

Upon a Change in Control Event (as defined in the paragraph below), Mr. Adams is entitled to: (i) three times Mr. Adams’ last annual salary and the highest annual cash bonus received for the three calendar years preceding his termination (or, if greater, immediately prior to any event constituting good reason), (ii) a pro rata annual cash bonus for the year of termination, (iii) full vesting of all unvested equity awards, and (iv) the same earned but unpaid benefits he would receive upon a termination for cause.

A “Change in Control Event” occurs in the event that:

•

within two years following a Change in Control, Mr. Adams terminates his employment with good reason (or with good reason as the result of the company taking actions in anticipation of a Change in Control); or

•

Inspire terminates Mr. Adams’ employment without cause within two years following a Change in Control (or in anticipation of a Change in Control that actually occurs within six months of such termination).

Mr. Koven’s Executive Employment Agreement

On April 2, 2010, we entered into an employment agreement with Mr. Koven. The agreement provides for an initial term from May 10, 2010 to December 31, 2014. The term of the agreement shall thereafter be automatically extended for an unlimited number of additional one-year periods unless either party provides six months’ notice of termination, or until such employment is terminated in accordance with the change in control provisions or other termination provisions set forth in the agreement.

Pursuant to the agreement, Mr. Koven received a base salary of $425,000 for the first year of his employment term. Thereafter, the base salary shall be reviewed by the Board and may be adjusted upward, but in no event shall it be reduced. Under the agreement, Mr. Koven is eligible for an annual cash incentive award equal to 60% of base salary for performance at target levels. The Board will meet annually and consult with Mr. Koven to determine the cash bonus for the year. The agreement provides that his annual cash bonus payable in 2011 with respect to 2010 would not be less than $255,000. As described above, in early 2011, Mr. Koven was awarded a 2010 annual cash bonus of $255,000 consistent with the terms of the agreement.

Under the agreement, Mr. Koven is eligible for annual grants of long-term incentive and equity compensation awards at the Board’s discretion, based upon the evaluation by the Compensation Committee of the Board of his performance and peer company compensation practices. In addition, pursuant to the agreement, on May 10, 2010, Mr. Koven was granted 200,000 stock options at an exercise price equal to $6.22, the fair market value of our common stock on the grant date. Twenty-five percent (25%) of such sign-on options vested on May 10, 2010 and the remaining 75% will vest ratably over the 36 months following May 10, 2011, the first anniversary of the effective date of Mr. Koven’s employment. In addition, under his agreement we granted Mr. Koven an award of 500,000 restricted stock units following the registration of the shares of common stock underlying such sign-on restricted stock units. Fifty percent (50%) of the sign-on restricted stock units were non-forfeitable as of the grant date and the remaining 50% will become non-forfeitable ratably over the 36 months following May 10, 2011, the first anniversary of the effective date of his employment.

Mr. Koven is eligible to participate in our standard employee benefit plans or programs in the same manner as our other executives; however, Mr. Koven shall be permitted to receive cash in lieu of participating in such coverage where permitted by the plan or applicable law. The agreement also provides that Mr. Koven is entitled to an allowance of $3,750 per month to cover housing costs and a leased automobile valued at approximately $65,000. The agreement further provides that he will be reimbursed for his commuting expenses from his home in New Jersey, from which he has been commuting on a weekly basis and sporadically at other times. Mr. Koven will also be reimbursed for the payment of any taxes on his housing allowance, leased automobile perquisite, and commuting expenses.

Mr. Koven has also entered into an agreement regarding non-disclosure of confidential information and assignment of inventions. He will be subject to a covenant not to compete with us during the period of his employment and for one year thereafter.

Under the agreement, either party may terminate Mr. Koven’s employment with or without cause under certain conditions. In the event that Mr. Koven is terminated with cause, we may immediately cease payment of any further wages, benefits or other compensation other than earned but unpaid salary and benefits (including accrued but unused vacation days and earned incentive awards) earned through the date of termination. Mr. Koven shall also have continuing obligations under the agreement including, but not limited to agreements regarding non-disclosure of our confidential information, in the event that he is terminated with cause.

In the event that Mr. Koven is terminated without cause or if he resigns for good reason, he shall be entitled to severance pay equal to two times his last annual salary and the average annual cash bonus received for the three calendar years preceding his termination, as well as a pro rata annual cash bonus for the year of termination, immediate vesting of all unvested sign-on options and all outstanding sign-on restricted stock units shall immediately become non-forfeitable, a cash payment equal to the cost of continuation of health and dental benefits under the Company’s health plan for a period of 24 months after termination, and an additional 24 months of vesting of all other equity awards, with vested options remaining exercisable until the earlier of: (i) the two-year anniversary of the termination date or (ii) the end of such options’ maximum stated term. Mr. Koven will be entitled to this severance pay in addition to the same earned but unpaid benefits he would receive upon a termination for cause.

Upon a Change in Control Event (as defined above under Mr. Adams’ Executive Employment Agreement, but with respect to Mr. Koven), Mr. Koven is entitled to: (i) three times Mr. Koven’s last annual salary and the highest annual cash bonus received for the three calendar years preceding his termination (or, if greater, immediately prior to any event constituting good reason), (ii) a pro rata annual cash bonus for the year of termination, (iii) full vesting of all unvested equity awards, (iv) a cash payment equal to the cost of continuation of health and dental benefits under the Company’s health plan for a period of 36 months after termination, and (v) the same earned but unpaid benefits he would receive upon a termination for cause.

Dr. Johnson’s Executive Employment Agreement

On August 12, 2010, we entered into an employment agreement with Dr. Johnson. The agreement provides for an initial term from September 15, 2010 to December 31, 2015. The term of the agreement will thereafter be automatically extended for an unlimited number of additional one-year periods unless Inspire or Dr. Johnson provides three months notice not to extend the term, or until such employment is earlier terminated in accordance with termination provisions set forth in the agreement.

The agreement provides Dr. Johnson an initial base salary of $395,000. Commencing in January 2011, salary increases will be considered for subsequent years in connection with an annual review performed by our Compensation Committee, or the full Board. For 2010, Dr. Johnson was guaranteed an annual cash bonus (payable in 2011 in accordance with our Executive Officer Annual Cash Bonus Plan) equal to his target bonus pro-rated to reflect the portion of the year during which he was employed by the company. As described above, in early 2011 Dr. Johnson was awarded a 2010 annual cash bonus of $58,000 consistent with the terms of the agreement. Additionally, Dr. Johnson received a $150,000 sign-on bonus under the agreement. Dr. Johnson’s relocation expenses will be reimbursed up to $250,000 in accordance with our standard policies, subject to repayment to Inspire of all or a portion of such expenses if he is terminated for cause or voluntarily leaves without good reason prior to the end of the twenty-fourth month from the date of commencement of employment.

Dr. Johnson will be eligible for annual grants of long-term incentive and equity compensation awards at the good faith discretion of the Compensation Committee, based upon such committee’s evaluation of his performance and peer company compensation practices. In addition, on September 15, 2010, Dr. Johnson was granted 250,000 sign-on stock options at an exercise price of $5.11, which was equal to the fair market value of our common stock on the grant date. Twenty-five percent (25%) of the sign-on stock options will vest on September 15, 2011 and the remaining 75% will vest ratably over the 36 months following the first anniversary of the effective date of Dr. Johnson’s employment until fully vested. In addition, on September 15, 2010, Dr. Johnson was granted 150,000 sign-on restricted stock units. Twenty-five percent of the sign-on restricted stock units will vest on the first anniversary of the effective date of Dr. Johnson’s employment and the remainder will then vest ratably on an annual basis over the next three years on the respective anniversary dates of the effective date of Dr. Johnson’s employment until fully vested.

Under the agreement, either party may terminate Dr. Johnson’s employment with or without cause under certain conditions. In the event that Dr. Johnson is terminated for cause, we may immediately cease payment of any further wages, benefits or other compensation other than earned but unpaid salary and benefits (including accrued but unused vacation days and earned incentive awards) earned through the date of termination.

In the event that Dr. Johnson is terminated without cause or if Dr. Johnson resigns for good reason, he shall be entitled to the following: (a) cash in an amount equal to the sum of (i) one year’s salary as in effect immediately prior to the termination date, and (ii) his pro-rata annual cash bonus; (b) the extension of the post-termination exercise period for all vested options to the earlier of (i) the first anniversary of the termination date, and (ii) the date of expiration of the respective option; (c) continued health benefits under the Consolidated Budget Reconciliation Act of 1984, as amended, subsidized at active employee rates for a period of one year from the first day of the month following Dr. Johnson’s termination date; (d) outplacement services for a period of twelve (12) months; and (e) accrued obligations.

Dr. Johnson is also entitled to participate in our Executive Change in Control Severance Benefit Plan (as such plan may be amended).

Mr. Staab’s and Dr. Brazzell’s Employment Agreements

On July 7, 2010, we entered into an employment agreement with each of Mr. Staab and Dr. Brazzell. Each agreement provides for an initial term continuing from July 7, 2010 to December 31, 2015, which shall thereafter be automatically extended for additional one-year periods unless Inspire or the applicable executive provides three months notice not to extend the term. Each agreement may be earlier terminated in accordance with the change in control provisions or other termination provisions set forth therein.

Under their agreements, Mr. Staab and Dr. Brazzell receive a base salary of $360,000 and $330,720, respectively. The base salary shall be reviewed at least annually, and may be adjusted, by our Compensation Committee or our Board, commencing in January 2011. Each executive is eligible to receive an annual cash incentive award in accordance with our Cash Bonus Plan (or other applicable bonus plan in effect). Each executive is eligible to receive equity compensation awards in accordance with our Amended and Restated Equity Compensation Grant Policy (or other applicable policy in effect).

Under each agreement, either party may terminate an executive’s employment. In the event that an executive’s employment is terminated by us for cause or by an executive without good reason, the agreement shall expire as of the termination date and the executive shall only be entitled to accrued obligations, such as unpaid salary, vacation and expenses. In the event that an executive is terminated without cause or if an executive resigns for good reason, such executive shall be entitled to the following: (a) cash in an amount equal to the sum of (i) one year’s salary as in effect immediately prior to the termination date, and (ii) their pro-rata annual cash bonus; (b) the extension of the post-termination exercise period for all vested options to the earlier of (i) the first anniversary of the termination date, and (ii) the date of expiration of the respective option; (c) continued health benefits under the Consolidated Budget Reconciliation Act of 1984, as amended, subsidized at active employee rates for a period of one year from the first day of the month following the Executive’s termination date; (d) outplacement services for a period of twelve (12) months; and (e) accrued obligations. In the event that an executive’s employment shall terminate in the event of death or disability, the executive or his estate or beneficiaries shall be entitled to the following: (a) cash in an amount equal to their pro-rata annual cash bonus, and (b) accrued obligations.

Mr. Staab and Dr. Brazzell are also entitled to participate in our Executive Change in Control Severance Benefit Plan (as such plan may be amended).

SEPARATION AND CONSULTING AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Dr. Shaffer’s Separation of Employment and Consulting Agreement

In connection with her resignation, Dr. Shaffer entered into a Separation of Employment and Consulting Agreement, effective February 22, 2010, pursuant to which she will provide us consulting services for a period of twenty-four (24) months. The agreement provides for: (i) a separation payment of $982,680; (ii) an award of 100,000 stock options; (iii) a stock award for 100,000 shares of our common stock; and (iv) consulting payments, to be paid quarterly, at the annual rate of $467,943.

The stock award and awards of stock options granted to Dr. Shaffer under the Separation of Employment and Consulting Agreement were made following a seven-day revocation period and were fully vested and exercisable at the time of grant. In addition, Dr. Shaffer’s previously existing stock options with an exercise price equal to or less than $9.42 per share were amended to provide that the exercise period for such options was extended to the earlier of (i) the applicable award’s expiration date, and (ii) February 22, 2013. To the extent unvested, such options became fully vested and exercisable. All of Dr. Shaffer’s stock options with an exercise price greater than $9.42 per share were terminated on February 22, 2010. Dr. Shaffer’s existing unvested restricted stock units (20,000 units) became fully vested at the expiration of the revocation period.

Dr. Yerxa’s Separation of Employment and Consulting Agreement

In connection with his resignation, Dr. Yerxa entered into a Separation of Employment and Consulting Agreement, effective August 1, 2010, pursuant to which Dr. Yerxa provided consulting services to Inspire from August 1, 2010 through December 31, 2010. Under the terms of the agreement, Dr. Yerxa was paid (i) $10,000 per month during the consulting period, and (ii) a severance payment of $434,775, which was an amount equal to the sum of his then current base salary plus the pro-rated amount of his 2010 target bonus under our Cash Bonus Plan.

Additionally, the post-termination exercise period for Dr. Yerxa’s outstanding vested stock options granted prior to July 1, 2005 under our Amended and Restated 1995 Stock Option Plan with an exercise price of $9.42 or lower was extended under the agreement, to the extent necessary, to permit the exercise of those options through the 90th day following the termination of the consulting period. The terms of Dr. Yerxa’s outstanding vested stock options issued under our Amended and Restated 2010 Equity Compensation Plan (which was previously known as the Amended and Restated 2005 Equity Compensation Plan) and those issued on or after July 1, 2005 under our Amended and Restated 1995 Stock Option Plan generally already provide for termination on the 90th day following the end of the consulting period.

DIRECTOR COMPENSATION

The following table sets forth a summary of our non-employee directors’ compensation for fiscal 2010. Neither Mr. Adams nor Dr. Shaffer received any additional compensation for their respective service as a director of Inspire.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- qualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
George B. Abercrombie	$45,986	$130,000	$129,998	—	—	—	$305,984
Kip A. Frey	88,668	40,001	39,998	—	—	—	168,667
Alan F. Holmer	70,000	40,001	39,998	—	—	—	149,999
Nancy J. Hutson, Ph.D.	85,000	40,001	39,998	—	—	—	164,999
Richard S. Kent, M.D.	85,000	40,001	39,998	—	—	—	164,999
Kenneth B. Lee, Jr.	86,834	59,998	59,998	—	—	—	206,830
Jonathan S. Leff	56,834	40,001	39,998	—	—	—	136,833

(1)	Reflects the dollar amount of the aggregate grant date fair value of awards computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”) for awards pursuant to our Amended and Restated 2010 Equity Compensation Plan.
(2)	The aggregate number of shares subject to restricted stock unit awards outstanding as of December 31, 2010 were as follows: 19,612 for Mr. Abercrombie; 6,873 for Mr. Frey; 6,873 for Mr. Holmer; 6,873 for Dr. Hutson; 6,873 for Dr. Kent; 10,309 for Mr. Lee; and 6,873 for Mr. Leff.
(3)	Assumptions used in the calculation of these amounts are included in Note 11 to our audited financial statements for the fiscal year ended December 31, 2010 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2011.
(4)	The aggregate number of shares subject to option awards outstanding as of December 31, 2010 were as follows: 31,505 for Mr. Abercrombie; 190,230 for Mr. Frey; 70,996 for Mr. Holmer; 119,275 for Dr. Hutson; 151,664 for Dr. Kent; 227,913 for Mr. Lee; and 120,164 for Mr. Leff.

Overview of Compensation of Directors and Related Matters

Director Compensation Policy

The material components of our director compensation policy as in effect during 2010 are described below:

A. Cash Compensation.

1. Each director receives $40,000 annually to cover general availability and participation in meetings and conference calls of the Board;

2. Each member of the standing committees of the Board receives $15,000 annually to cover general availability and participation in committee conference calls and meetings; and

3. The Chairman of each of the standing committees of the Board receives an additional $15,000 annually, for a total of $30,000 in respect of service for such committee.

B. Equity Compensation – Stock Option Grants.

1. A stock option grant in a number of shares equal in value to $80,000, rounded to the nearest whole number, based on the closing price of our common stock on the date of grant, will be granted to each director upon initial election to our Board. Each such stock option will vest over three years commencing on the date of grant as follows: 40% of such shares in year one (10% of the total shares per quarter), 30% of such shares in year two (7.5% of the total shares per quarter) and 30% of such shares in year three (7.5% of the total shares per quarter); provided, however, that all vesting will cease if the director resigns from the Board or otherwise ceases to serve as a director, unless the Board determines that the circumstances warrant continuation of vesting;

2. A stock option grant in a number of shares equal in value to $40,000, rounded to the nearest whole number, based on the closing price of our common stock on the date of grant, will be granted to each director at the time of each annual meeting of our Board of Directors, which stock option will vest over the one-year period commencing on the date of grant (25% of the total shares per quarter); provided, however, that all vesting will cease if the director resigns from the Board or otherwise ceases to serve as a director, unless the Board determines that the circumstances warrant continuation of vesting; and

3. A stock option grant in a number of shares equal in value to $20,000, rounded to the nearest whole number, based on the closing price of our common stock on the date of grant, will be granted to the Chairman of the Board at the time of the annual meeting of the Board of Directors, which stock option grant will vest over the one-year period commencing on the date of grant (25% of the total shares per quarter); provided, however, that all vesting will cease if such person resigns from the position of Chairman of the Board or otherwise ceases to serve as Chairman of the Board, unless the Board determines that the circumstances warrant continuation of vesting.

C. Equity Compensation – Restricted Stock Units.

1. A restricted stock unit grant in a number of units equal in value to $80,000, rounded to the nearest whole number, based on the closing price of our common stock on the date of grant, will be granted to each director upon initial election to the Board, which grant will vest over three years as follows: 40% of such units on June 1st of the year following the date of grant, 30% of such units on June 1st of the second year following the date of grant, and 30% of such units on June 1st of the third year following the date of grant (or the date of the annual meeting of stockholders in such year, if earlier); provided, however, that all vesting will cease if the director resigns from the Board or otherwise ceases to serve as a director, unless the Board determines that the circumstances warrant continuation of vesting;

2. A restricted stock unit grant in a number of shares equal in value to $40,000, rounded to the nearest whole number, based on the closing price of our common stock on the date of grant, will be granted to each director at the time of each annual meeting of the Board of Directors, which grant will vest on June 1st of the year following the date of grant (or the date of the annual meeting of stockholders in such year, if earlier); provided, however, that all vesting will cease if the director resigns from the Board or otherwise ceases to serve as director, unless the Board determines that the circumstances warrant continuation of vesting; and

3. A restricted stock unit grant in a number of shares equal in value to $20,000, rounded to the nearest whole number, based on the closing price of our common stock on the date of grant, will be granted to the Chairman of the Board at the time of the annual meeting of the Board of Directors, which grant will vest on June 1st of the year following the date of grant (or the date of the annual meeting of stockholders in such year, if earlier); provided, however, that all vesting will cease if such person resigns from the position of Chairman of the Board or otherwise ceases to serve as Chairman of the Board, unless the Board determines that the circumstances warrant continuation of vesting.

D. Vacancies. In the event that a director is appointed to fill a vacancy on the Board, any committee of the Board, or as Chairman of the Board, the Board will determine the amount and timing of cash and equity compensation appropriate to provide such director with comparable compensation for the period such director will so serve for the remainder of the term.

E. Equity Ownership Guidelines.

1. To further align the interests of the directors with stockholders, the Board has established the following minimum stock ownership guidelines that apply to the directors: each director is expected to own shares of our common stock or common stock equivalents equal in value to three times the amount of their annual cash retainer, which annual cash retainer amount is set forth in Section A.1 above.

2. Equity that counts toward satisfaction of these guidelines include: shares of our common stock purchased on the open market by the director and his or her immediate family members who share the same household, whether held individually or jointly; shares of our common stock acquired through stock option exercise; restricted stock, restricted stock units and deferred stock units, where the restrictions have lapsed; and shares of common stock beneficially owned in a trust for estate planning purposes.

3. To achieve the ownership amount set forth in this guideline, until these guidelines are met, it is expected that each director will retain at least fifty percent (50%) of the net number of shares of common stock received upon the exercise of a stock option or vesting of other equity compensation received from us after accounting for the sale of shares necessary to pay applicable taxes associated therewith.

4. There may be instances where these guidelines would place a severe hardship on a director or prevent a director from complying with a court order. In these circumstances, upon the request of a director, the Board or the Compensation Committee of the Board will make a decision as to whether an exemption will be granted and an alternative equity ownership guideline established for the applicable director that reflects the intention of these guidelines and the director’s individual circumstances.

November 2010 Amendments to the Director Compensation Policy

In November 2010, our director compensation policy was amended and restated by our Board of Directors to provide that the directors who serve on our newly created Finance Committee will be compensated in the same manner as the members of the other standing committees of the Board, to clarify that the value of stock options is determined with an applicable option pricing model (including, without limitation, the Black-Scholes option pricing model) utilizing the closing price of our common stock and related assumptions as of the date of grant, and to refer to the change in control provisions of our Amended and Restated 2010 Equity Compensation Plan, which was approved by our stockholders at the 2010 Annual Meeting of Stockholders. All provisions of the amended and restated policy were effective as of November 17, 2010.

Reimbursement of Expenses

In addition to compensation under the policy, all directors are reimbursed for expenses incurred in connection with attendance at Board of Directors and committee meetings and, if applicable, for one or two conferences or seminars per calendar year which relate to their performance on our Board of Directors.

2010 Director Equity Compensation Grants

In March 2010, Mr. Abercrombie was elected to our Board of Directors to fill the remaining year of a three-year director’s term and was appointed as a member of the Audit Committee of the Board of Directors. At such time, we granted him (a) options to purchase an aggregate of 21,341 shares of our common stock, at an exercise price of $6.28 per share, which was equal in value to $90,000, as of the date of grant, and (b) 14,331 restricted stock units in accordance with the policy, which was equal in value to $90,000, as of the date of grant.

In accordance with our policy, at the time of our Annual Meeting on June 3, 2010, we granted options to purchase (a) 10,164 shares of our common stock to each director, which were equal in value to $40,000, as of the date of grant; and (b) 5,082 shares of our common stock to the Chairman of the Board, which were equal in value to $20,000, as of the date of grant. The June 2010 options have an exercise price of $5.82 per share. We also granted (a) 6,873 restricted stock units to each director, which were equal in value to $40,000, as of the date of grant; and (b) 3,436 restricted stock units to the Chairman of the Board, which were equal in value to $20,000, as of the date of grant.

Director Compensation Process

Our Compensation Committee conducts an analysis of director compensation from time to time, which typically occurs every two years. In 2009, at the request of our Compensation Committee, a compensation consultant reviewed our non-employee director compensation practices, including our then existing director compensation policy described above, and prepared a report regarding our non-employee director compensation. The report summarized our then existing director compensation practices and reviewed general industry trends, best practices and director compensation of peer group companies. The peer group reviewed by the compensation consultant for its report was the same peer group that was reviewed in relation to our executive officer compensation. See “Compensation Discussion and Analysis” above. Based on their review, the compensation consultant recommended various changes to our director compensation policy. These recommendations included: (i) use of restricted stock units, in addition to stock options as equity compensation; (ii) determining the amount of equity compensation grants based on grant date value (instead of a pre-established number of stock options); (iii) establishing equity ownership guidelines; and (iv) increasing total director compensation. The Compensation Committee considered the recommendations of the compensation consultant among other factors in evaluating director compensation and recommending changes in the director compensation policy to our Board of Directors. Directors who are also our employees do not receive additional compensation for their service on our Board of Directors.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors has furnished the following report, in accordance with rules established by the Securities and Exchange Commission, that was included in the proxy statement filed on Schedule 14A on March 25, 2011.

The Audit Committee of the Board of Directors reviews the results and scope of the annual audit and the services provided by PricewaterhouseCoopers LLP, Inspire’s independent registered public accounting firm and performs such additional functions as are set forth in a written charter adopted by the Board of Directors, a copy of which is located on our website at www.inspirepharm.com. The Audit Committee presently consists of Mr. Lee, as chairperson, and Messrs. Abercrombie and Frey. Mr. Holmer, a member of the company’s Board of Directors, served on the Audit Committee from March 2009 until June 2010. Mr. Abercrombie joined the Audit Committee in March 2010. As part of its ongoing activities, the Audit Committee has:

•	Reviewed and discussed with Inspire’s management and PricewaterhouseCoopers LLP the audited financial statements for the fiscal year ended December 31, 2010;

•	Reviewed and discussed with Inspire’s management the results of the internal audit plan for the year ended December 31, 2010;

•

Reviewed and discussed with Inspire’s management and PricewaterhouseCoopers LLP the evaluation of Inspire’s design and functioning of its internal controls over financial reporting, including the required Section 404 testing undertaken by Inspire’s management and PricewaterhouseCoopers LLP with respect to Inspire’s internal controls over financial reporting;

•	Held separate executive sessions with PricewaterhouseCoopers LLP;

•	Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended; and

•

Received a letter from PricewaterhouseCoopers LLP concerning applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Respectfully submitted,

Audit Committee

Kenneth B. Lee, Jr.

George Abercrombie

Kip A. Frey

Fees of Independent Registered Public Accounting Firm

Our independent registered public accounting firm during the fiscal years ended December 31, 2010 and 2009 was PricewaterhouseCoopers LLP. The fees billed to us by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2010 and 2009 were as follows:

Fee Category	2010	2009
Audit Fees	$329,200	334,475
Audit-Related Fees	25,450	24,700
Tax Fees	54,550	48,500
All Other Fees	—	—
Total Fees	409,200	407,675

Audit Fees

The fees for audit services by PricewaterhouseCoopers LLP for the years ended December 31, 2010 and 2009 were $329,200 and $334,475, respectively. These fees related to services rendered for the audit of our annual financial statements, review of the quarterly financial statements, assistance with and review of documents filed with the Securities and Exchange Commission, and Sarbanes-Oxley Section 404 attestations. Fiscal year 2009 audit fees also included fees paid for services related to our common stock offering.

Audit-Related Fees

The fees for audit-related services by PricewaterhouseCoopers LLP for the years ended December 31, 2010 and 2009 were $25,450 and $24,700, respectively. These fees relate to services rendered in connection with agreed-upon procedure audits of our corporate partners for both 2010 and 2009.

Tax Fees

The fees for tax services by PricewaterhouseCoopers LLP for the years ended December 31, 2010 and 2009 were $54,550 and $48,500, respectively. These fees related to recurring and non-recurring tax services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves all services to be provided by PricewaterhouseCoopers LLP, including all of the services discussed above, and considers whether any non-audit services would be of a size or nature that would impair the independence of PricewaterhouseCoopers LLP. In 2010, all of the services provided by PricewaterhouseCoopers LLP were approved pursuant to the Audit Committee’s pre-approval policy.

ANNEX B

Opinion of Goldman, Sachs & Co dated April 5, 2011

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

April 5, 2011

Board of Directors

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”), of Inspire Pharmaceuticals, Inc. (the “Company”) of the $5.00 per Share in cash proposed to be paid to such holders pursuant to the Agreement and Plan of Merger dated as of April 5, 2011 (the “Agreement”), by and among Merck & Co., Inc. (“Merck”), Monarch Transaction Corp., a wholly owned subsidiary of Merck (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $5.00 per Share in cash for each Share tendered. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Merck, the Company or any of their respective subsidiaries and Shares as to which appraisal rights are exercised) will be cancelled and converted into the right to be paid $5.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Merck and any of their respective affiliates or third parties, including Warburg Pincus, LLC, an affiliate of the Company (“Warburg Pincus”), and any of its affiliates and portfolio companies or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided from time to time and are currently providing certain investment banking services to Warburg Pincus and its affiliates and portfolio companies for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to InterMune Inc., a portfolio company of Warburg Pincus, in connection with its unregistered 3(a)(9) exchange in May 2009; as co-manager with respect to a public offering of 8,500,000 shares of Targa Resources, Inc., a portfolio company of Warburg Pincus, in April 2010; as co-manager with respect to a high-yield debt offering by Ziggo BV, a portfolio company of Warburg Pincus (aggregate principal amount of €1.2 billion), in May 2010; as dealer manager with respect to a tender offer by Fidelity National Information Services, Inc., a portfolio company of Warburg Pincus, in August 2010; as the financial advisor to ZymoGenetics, Inc., an affiliate of Warburg Pincus, in connection with its sale in September 2010, and as the financial advisor to Eurand N.V., an affiliate of

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Warburg Pincus, in connection with its sale in February 2011. We also have provided certain investment banking services to Merck and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a co-manager with respect to an offering of Merck’s 2.250% Notes due 2016 (aggregate principal amount $850,000,000) and 3.875% Notes due 2021 (aggregate principal amount $1,150,000,000) in December 2010. We may also in the future provide investment banking services to the Company, Merck and their respective affiliates as well as to Warburg Pincus and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Warburg Pincus and its affiliates from time to time and may have invested in limited partnership units of affiliates of Warburg Pincus from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty pharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $5.00 per Share in cash to be paid to the holders of the Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the Tender and Support Agreement (as defined in the Agreement), the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons, in connection with the Transaction, whether relative to the $5.00 per Share in cash to be paid to the holders pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Merck or the ability of the Company or Merck to pay

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their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $5.00 per Share in cash proposed to be paid to the holders of the Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS &CO.)

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